whitehawk

THERAPEUTICS



2025 ANNUAL REPORT

Special Note About Forward-Looking Statements

This annual report (including the CEO letter) includes statements regarding future plans, expectations, beliefs, intentions and prospects that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements may include, among other things, statements regarding our cash runway extending into 2028; the anticipated timing of development for our portfolio of ADC assets, including the expected timing regarding filing an IND for HWK-206 in mid-2026 and the release of initial safety and efficacy clinical data for HWK-007 and HWK-016; and expectations regarding the beneficial characteristics, optimized ADC design features, safety, efficacy, therapeutic effects and the size of the potential targeted markets with respect to our ADC assets. Each of the forward-looking statements in this annual report involves risks and uncertainties that could cause actual results to differ materially from such forward-looking statement. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" of our Forms 10-K and 10- Q. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this annual report, except as required by law.



Dear Shareholders,

When we launched Whitehawk Therapeutics, we set out to apply a highly engineered, next-generation ADC platform against validated tumor targets to demonstrate that our unique approach could have a meaningful impact for patients with difficult-to-treat cancers.

And in our first year, we made great progress toward that objective.

First, we refined our Carbon Bridge Cysteine Re-pairing (CBCR) platform with the goal of addressing known limitations of first-generation ADCs. Across our three-asset TOP1 inhibitor-based portfolio, we have a consistent preclinical profile characterized by potent tumor regressions at low doses, potentially best-in-class stability and favorable tolerability in nonclinical models.

That consistency matters. It enabled us to move decisively from preclinical proof-of-concept to clinical evaluation. Under the leadership of our chief medical officer, Margaret Dugan, we entered the clinic with HWK-007 and HWK-016. HWK-007 is being studied in an ongoing Phase 1 clinical trial in patients with non-squamous, EGFR wild-type non-small cell lung cancer; platinum-resistant ovarian cancer; and endometrial cancer. HWK-016 is being evaluated in an ongoing Phase 1 clinical trial in patients with advanced ovarian and endometrial cancers. We expect to submit an IND in mid-2026 to study HWK-206 (SEZ6) in patients with small-cell lung cancer and neuroendocrine tumors.

And with real-world analyses through our partnership with Tempus AI, we've validated that these targets are highly relevant. For example, PTK7 is the third most highly expressed tumor marker among clinically validated and emerging ADC targets, present in ~70% of tumors; and MUC16 is the highest-expressing ADC target in ovarian cancer, at least two-fold higher than other emerging targets.

Importantly, we've pursued this progress with discipline and an operating model designed to support capital-efficient development. As of December 31, 2025, we reported $145.7 million in cash, which we expect will fund operations into 2028.

I'm proud of the strong foundation we've established, and our focus now is on translating this work into clinically meaningful outcomes for patients. We expect to report initial safety and efficacy data for HWK-007 and HWK-016 in the first half of 2027.

I look forward to keeping you updated on our progress.

Sincerely,

Dave Lennon, PhD
President and CEO
Whitehawk Therapeutic

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-38560

WHITEHAWK THERAPEUTICS, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	**61-1547850**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2 Headquarters Plaza East Building, 11th Floor, Morristown, NJ	**07960**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (551) 321-2234

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	WHWK	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2025 was approximately $64.9 million.

The number of shares of registrant's common stock outstanding as of March 9, 2026 was 47,196,564.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated herein by reference in Part III of this Annual Report on Form 10-K where indicated.

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") contains express or implied forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements regarding:

- our estimates regarding expenses, capital requirements, needs for additional financing and the period over which we anticipate our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements, including our belief that, based on our current plans, our existing cash, cash equivalents and short-term investments will enable us to conduct our planned operations into 2028;

- our ability to obtain and maintain regulatory approval for our portfolio of three next generation antibody drug conjugates (the "ADC Therapies") or any other product candidates we may develop in the future, and any related restrictions, limitations or warnings in the label of an approved product candidate;

- the timing, progress and results of preclinical studies and clinical trials for our programs and product candidates (including our anticipated timing of submitting our investigational new drug ("IND") application for HWK-206 with the U.S. Food and Drug Administration by mid-2026), the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

- the anticipated timing of releasing data for current or future clinical trials, including our expected timing of the data readouts for the HWK-007 and HWK-016 Phase 1 clinical trials in the first half of 2027;

- the anticipated timing of commencement, enrollment, and completion of any current or future clinical trials for the ADC Therapies or any other product candidates we may develop;

- our belief that, with the three ADC Therapies, we have the ability to pursue multiple cancer indications with high potential in large addressable patient populations, including and beyond those indications currently expected to be targeted in the upcoming Phase 1 trials;

- our belief that the ADC Therapies will be able to target cancers expressing specified tumor markers precisely and deliver the potent, cytotoxic Topoisomerase I ("TOP1") inhibitor at the site of cancer;

- our view that we are positioned to unlock the high potential of the ADC Therapies due to our track record of strong execution of novel drug formulation, research, clinical development, and commercialization in oncology, combined with our deep understanding of antibody drug conjugates ("ADCs");

- our belief that our team is well positioned to execute on our strategy to develop and, if approved, commercialize the ADC Therapies and future pipeline assets to ultimately bring broad benefit to cancer patients worldwide;

- our manufacturing capabilities and strategy;

- the expectations regarding the beneficial characteristics, safety, efficacy and therapeutic effects of the ADC Therapies, including their engineered design to deliver best-in-class stability, safety and tumor potency, and any other product candidates that we may develop;

- the implementation of our business model and our strategic plans for our business;

- our ability to contract with and rely on third parties to assist in conducting our clinical trials and manufacturing the ADC Therapies and any other product candidates we may develop in the future;

- the size and growth potential of the markets for the ADC Therapies and any other product candidates we may develop, if approved, and our ability to serve those markets, either alone or in partnership with others;

- our ability to obtain funding for our operations, including funding necessary to complete development, approval and, if approved, commercialization of the ADC Therapies and any other product candidates we may develop;

- the potential for our business development efforts to maximize the potential value of our portfolio;

- our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

- our financial performance; and

- our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals.

Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. In some cases, you can identify forward-looking statements by terms such as "may," "will," "intend," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," "continue," "likely," and similar expressions (including their use in the negative) intended to identify forward-looking statements although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in Part I, Item 1A (Risk Factors) of this Annual Report.

You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Annual Report and the documents that we reference in this Annual Report and have filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Annual Report represent our views as of the date of this Annual Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

References in the following discussion to "we," "our," "us," or "Whitehawk" refer to Whitehawk Therapeutics, Inc.

PART I

Item 1. Business.

Overview

We are a clinical-stage oncology therapeutics company applying advanced technologies to established tumor biology that are intended to efficiently deliver improved cancer treatments. We have deep experience in chemistry, formulation, and drug delivery, as well as research, clinical, and commercial pharmaceutical development, resulting in successfully taking product candidates from the clinic to approval, launch, and commercialization.

In December 2024, we entered into an intellectual property license agreement (the "WuXi License Agreement") with WuXi Biologics (Shanghai FX) Co., Ltd. ("WuXi Biologics") for the development and global commercialization of a portfolio of three next generation antibody drug conjugates ("ADCs") targeting clinically validated, broadly overexpressed tumor antigens in high potential cancer indications with significant unmet need. These ADCs are constructed utilizing an advanced linker-payload platform called CPT113 that has been shown to provide increased stability in blood circulation and deliver targeted release of a Topoisomerase I ("TOP1") inhibitor payload into cancer cells.

These in-licensed assets originated through the collaborative efforts of WuXi Biologics, a leading global contract research, development and manufacturing organization ("CRDMO"), and Hangzhou DAC Biotechnology ("Hangzhou DAC"), a global leader in ADC innovation, where Hangzhou DAC's CPT113 linker-payload has been conjugated to novel antibodies developed by WuXi Biologics against three tumor targets: Protein Tyrosine Kinase 7 ("PTK7"), Mucin 16 ("MUC16") and Seizure-related Protein 6 ("SEZ6"). The antibody targeting MUC16 targets the membrane-bound form of MUC16 (mMUC16). The antibody targeting SEZ6 is a biparatopic SEZ6 ("biSEZ6") antibody targeting two different epitopes on SEZ6. We believe the resulting ADCs will be able to target cancers expressing these respective tumor markers precisely and deliver the potent, cytotoxic TOP1 inhibitor at the site of cancer. Each of these ADCs have demonstrated tumor cell binding, tumor cell line cytotoxicity, and *in vivo* antitumor activity in preclinical models of cancer. We refer to these in-licensed ADC assets as the "ADC Therapies" herein.

We submitted investigational new drug ("IND") applications with the U.S. Food and Drug Administration ("FDA") for HWK-007 for the treatment of solid tumors, including non-small cell lung cancer ("NSCLC") and ovarian cancer, and HWK-016 for the treatment of ovarian and endrometrial cancers, in the fourth quarter of 2025; and we anticipate submitting an IND for HWK-206 for the treatment of small cell lung cancer ("SCLC") and neuroendocrine tumors ("NETs") in mid-2026. The FDA has cleared the IND applications for HWK-007 and HWK-016 and the Phase 1 trials for each asset are now actively recruiting. We expect data readouts in the first half of 2027 from each trial. With these three assets, we have the ability to pursue multiple cancer indications with high potential in large addressable patient populations, including and beyond those indications currently expected to be targeted in the upcoming Phase 1 trials.

Our track record of strong execution of novel drug formulation, research, clinical development, and commercialization in oncology, combined with our deep understanding of ADCs positions us to unlock the high potential of this differentiated ADC portfolio. Our management team has extensive experience in the discovery, development, and commercialization of cancer therapeutics, including in senior roles at leading oncology companies. We are supported by our board of directors and specialized scientific advisors, who contribute their deep understanding of drug discovery and development. Furthermore, our investor base includes top life science investors. We believe that our team is well positioned to execute our strategy to develop and, if approved, commercialize the ADC Therapies and future pipeline assets to ultimately bring broad benefit to cancer patients worldwide.

Legacy FYARRO Business.

Historically, our lead drug product was FYARRO® (sirolimus protein-bound particles for injectable suspension (albumin-bound); nab-sirolimus), which combines two established technologies: nanoparticle albumin-bound (nab) technology and the anti-cancer agent, sirolimus. Nab-sirolimus is a potent inhibitor of the mTOR biological pathway with demonstrated anti-cancer activity in advanced malignant perivascular epithelioid cell tumor ("PEComa"), a rare cancer. We exclusively licensed FYARRO, previously called ABI-009, nab-sirolimus, from Abraxis BioScience, LLC, a wholly owned subsidiary of Celgene Corporation, which is a wholly owned subsidiary of Bristol-Myers Squibb Company ("BMS") and we refer to the development, production and commercial sale of FYARRO herein as the "FYARRO Business". On February 22, 2022, we launched FYARRO in the United States for treatment of advanced malignant PEComa and recognized net product sales of $7.1 million and $26.0 million for the years ended December 31, 2025 and 2024, respectively.

On December 19, 2024, we entered into a Stock Purchase Agreement (the "Divestiture Agreement") with KAKEN INVESTMENTS INC., a Delaware corporation ("KAKEN"), KAKEN PHARMACEUTICAL CO., LTD ("Guarantor"), and Aadi Subsidiary, Inc., a Delaware corporation and our former wholly owned subsidiary and the operating company for the FYARRO Business ("Aadi Subsidiary"). Under the Divestiture Agreement, KAKEN acquired 100% of the outstanding shares of capital stock of Aadi Subsidiary from us at the closing of the transaction for a cash payment of $102.4 million (following applicable purchase price adjustments under the Divestiture Agreement) (the "FYARRO Divestiture"). The divestiture transaction closed on March 25, 2025 and, as a result, we no longer operate the FYARRO Business.

Our Strategy

Our vision is to make bold choices in applying technology to efficiently deliver improved oncology therapies for people living with difficult-to-treat cancers. The principal components of our strategy include:

- *We leverage an optimized, next-generation ADC architecture.*

  Recently, next-generation ADCs have been associated with double-digit improvement in objective response rates ("ORR") over first generation ADCs against the same target across a variety of solid tumors, including ovarian, breast cancer, and lung cancers. These next-generation ADC architectures are typified by improved linker-antibody stability, optimized pharmacokinetics and improved inhibitor payloads, such as using a TOP1 inhibitor in lieu of monomethyl auristatin E ("MMAE").

  Our ADC Therapies are designed to leverage an optimized, next-generation ADC architecture engineered for selective tumor delivery, modality-leading stability and optimized TOP1 inhibition for maximal tumor killing while minimizing potential toxicity.

- *We preferentially pursue clinically validated targets and identify opportunities for differentiation.*

  Rather than expend resources on target discovery, we leverage our team's deep experience in oncology and biologics, review existing oncology target literature, and engage with key opinion leaders to identify promising tumor antibodies, antibody conjugates, and antigens. We focus on tumor targets of product candidates previously tested in clinical trials by other biopharmaceutical companies and where the trials results were made available, the rationale for discontinuation of such product candidates were well-known and where we have identified opportunities for differentiation. We also prioritize those targets that we believe have both strong precedent data and potential broader applicability, including expansion beyond the indications in which they were initially tested.

- *We innovate antibody design to improve ADC performance*.

  We strive to develop ADCs that couple next-generation ADC architecture with cutting-edge antibody strategies to further improve antibody performance, including, but not limited to, high affinity, biparatopic, Fc modifications that increase ADC potency or safety.

- *We focus our development strategies to demonstrate differentiation of our assets compared to first generation ADCs to maximize our asset's competitive profile.*

  Our development strategy leverages precedent data from first generation ADCs to benchmark potential improvements to guide further expansion in both precedent and non-precedent indications. We also plan to pursue combination strategies early in our programs to reach more patients and take full advantage of Project Frontrunner, the FDA's effort to shift cancer therapeutics development in earlier lines of therapy.

- *We utilize an efficient virtual model with outsourced clinical development and manufacturing*.

  We plan to utilize an outsourced model for research, development and manufacturing operations. Initially, we intend to continue to benefit from the continuity of partnership with WuXi Biologics and Hangzhou DAC for ADC manufacturing. We will expand our CRDMO network as appropriate as our portfolio advances further in clinical trials.

- ***We look to continue to build our portfolio through strategic partnerships.*** We plan to continue to use our management and board expertise, as well as our extensive network, to maximize and grow our portfolio through additional strategic partnerships and transactions.

Our Portfolio

We were deliberate in identifying promising tumor targets that are broadly expressed across multiple cancer types, and plan to focus our initial development efforts on high potential indications where first generation ADCs against these targets have already shown proof of concept in Phase 1 clinical trials. The three tumor targets we selected – PTK7, MUC16 and SEZ6 – are each validated by a first-generation ADC that demonstrated promising efficacy in key indications, but were discontinued, largely due to safety and limited therapeutic index. Importantly, we prioritized the ability to be in the clinic quickly, filing INDs for HWK-007, our PTK7-directed asset, and HWK-016, our MUC16-directed asset, in the fourth quarter of 2025 and we anticipate filing an IND for HWK-206, our SEZ6-directed asset, in mid-2026. The FDA has cleared the IND applications for HWK-007 and HWK-016 and the Phase 1 trials for each asset are now actively recruiting. We expect data readouts in the first half of 2027 from each trial.

- ***HWK-007*** presents a differentiated opportunity as one of the first next-generation ADCs in clinical development for high PTK7 expressing cancers, including NSCLC, ovarian cancer, and several other major indications.

- ***HWK-016*** is potentially the first ADC that targets membrane-bound portion of MUC16, a glycoprotein "super expressed" in gynecological cancers, including ovarian cancer, endometrial cancer and cervical cancer.

- ***HWK-206*** is designed to bind to two epitopes on SEZ6, which is often overexpressed in cancers of neuroendocrine origin. We believe this biparatopic approach can potentially improve internalization and drive increased effectiveness of the ADC.

We believe that improving ADC architecture can increase treatment efficacy in solid tumors. Each of the ADC Therapies utilizes the advanced CPT113 linker-payload technology from Hangzhou DAC, which consists of a highly stable yet cleavable linker that delivers a TOP1 inhibitor payload, and high affinity antibodies designed using the industry-leading antibody capability of Wuxi Biologics. The portfolio leverages an advanced ADC platform technology and are engineered for minimal off-target toxicity, greater stability and higher therapeutic index. We believe these assets can potentially overcome the limitations that hindered the first generation ADC therapies, and show superior performance to other next generation ADCs in development, to deliver improved results for patients. Under the WuXi License Agreement, we have worldwide development and commercialization rights to all of our product candidates. We intend to develop each of our programs as a monotherapy and also in combination with other therapies.

Industry Background

Antibody-Drug Conjugates

An antibody-drug conjugate ("ADC") consists of an antibody that is connected to a drug (the payload) via a linker. An ADC can be a preferred alternative to systemic chemotherapies, particularly for cancer such as solid tumors, as it can deliver potent antibody-directed payloads directly to the tumor cells. This targeted approach can limit off-target toxicities of chemotherapy and/or allow for greatly improved potency against cancer. With these improvements in cancer outcomes, the ADC market with an estimated nearly $11 billion in sales at the end of 2024 is expected to grow to over $23 billion by 2030, with some estimates as high as $50 billion.

As of the end of 2025, 15 ADCs have been approved by the FDA (mostly first generation; two have been withdrawn) against multiple cancers, including blood, breast, gynecological and lung cancers. Despite the benefit seen with first generation ADCs, there continues to be significant need for improved ADCs with safer payloads, improved stability and optimized pharmacokinetics. For example, first generation ADCs often use tubulin inhibitor-based payloads, such as MMAE-based payloads, that have been associated with a class effect of dose-limiting toxicities, like peripheral neuropathy, ocular toxicities and neutropenia.

Next-generation ADCs

Recent advances in ADCs have included replacing the tubulin inhibitor-based payloads with Topoisomerase I ("TOP1") inhibitor payloads to reduce toxicity, improving linker stability to reduce circulating free payload, and increasing and optimizing the drug-to-antibody ratio ("DAR") to improve pharmacokinetics and antitumor activity. In a number of ADC programs, next generation ADCs were shown to have improved ORR by approximately 15-45% over their first-generation precursors. For example, the ORR for ABBV-011, a calicheamicin-based ADC with a DAR of 2 and a non-cleavable linker, in small cell lung cancer ("SCLC") was 19%, while the ORR for ABBV-706, a next-generation ADC with a TOP1 inhibitor payload and a DAR of 6, was 56%, representing a 37% higher response rate compared to ABBV-011.

Switching from tubulin inhibitor to Top1i-based ADCs on same target delivers 15-45pt ORR improvement in Phase 1 studies

ADC Target	Indication	Program	Payload, DAR	ORR[1] (%)	ORR Gain (Pts)
B7-H4	TNBC	SGNB7H4	MMAE, 2	25	+16
		HS20089	TOPO1, 8	41	
cMET	NSCLC	Teliso-V[+]	MMAE, 2	35	+16
		Temab-A[+]	TOPO1, 6	51	
FRa	OvCa	Elahere[+]	DM4, 3.4	32	+22
		AZD5335	TOPO1, 8	54	
TROP2	NSCLC	PF-06664178	MMAE, 2	0	+31
		Dato-dxd	TOPO1, 6	31	
SEZ6	SCLC	ABBV-011	Calicheamicin, 2	19	+37
		ABBV-706	TOPO1, 6	56	
HER2	HER2+ BC	Kadcycla	DM1, 3.5	34	+45
		Enhertu	TOPO1, 8	80	

■ 1st generation ADC   ■ Next wave ADC

1 Overall response rate in indicated Phase I patients; exception, Elahere phase III data in ovarian cancer
FRa, Folate receptor alpha; DM4, Ravtansine (tubulin inhibitor); TOPO1, Topoisomerase I inhibitor; MMAE, Monomethyl Auristatin E (tubulin inhibitor)
OvCa, Ovarian Cancer; TNBC, Triple negative breast cancer; SCLC, Small cell lung cancer; NSCLC, non-small cell lung cancer; HER2+ BC, Human Epidermal Growth Factor Receptor 2 positive breast cancer.
Source: Published data; Whitehawk analysis.

Regarding a target in our portfolio, PTK7, the graphs below demonstrate the placement of phase 1 cofetuzumab pelidotin ("Cofe-P") data – an established PTK7 benchmark – in the context of currently approved or late-stage ADC benchmarks for efficacy in ovarian and lung cancers. Our product candidate, HWK-007, is a PTK7 switch to an advanced platform, and therefore extrapolating from the prior examples above, we believe there could be meaningful efficacy gains in objective response rate over Cofe-P.

HWK-007 Potential to Outperform Current Efficacy Benchmarks with Advanced ADC Platform Switch





1. Elahere and Rina-S. 2. Trodelvy and Datroway. Maitland et al. Clin Cancer Research, 2021: 27:4511–20. Elahere USPI and Lee, E.K. et al.; Annals of Oncology, Volume 35, S550; Paz-Ares L, Goto Y, Lim WDT, et al. Journal of Clinical Oncology. 2024;42(24):2860-2872.; Myung-Ju Ahn et al. JCO 43, 260-272(2025). DOI:10.1200/JCO-24-01544. ORR, objective response rate; Cofe-P, Cofetuzumab pelidotin.

Our Approach: CPT113-based ADC platform

Each of the ADC Therapies utilizes Hangzhou DAC's CPT113 platform, which consists of a highly stable yet cleavable linker with proprietary carbon-bridge technology that delivers a TOP1 inhibitor payload. We believe that the CPT113 platform's linker stability and payload has the potential to be highly competitive among the next generation ADC platforms. Hangzhou DAC selectively designed and synthesized an advanced linker and payload design that supports stability, limits free payload release and improves the pharmacokinetic characteristics for the associated ADCs. Separately from the ADC Therapies we are licensing, Hangzhou DAC has two internally developed programs utilizing the same platform and directed to different targets, DXC006 and DXC1002, that are currently in dose-escalating Phase 1 clinical trials in China.



In-Licensed Platform Stability Compared to First- and Next-Generation Platforms Based on Free Payload Release[1]

1. Based on highest species reported in publications on file; note that stability is largely consistent (~1-5X differences) between species for an individual ADC.
2. Calculated based on molar concentration of free payload and ADC in representative pharmacokinetic studies.

The payload component of CPT113 is a proprietary TOP1 inhibitor based on a modified form of exatecan. Exatecan is a semisynthetic, water-soluble derivative of camptothecin, a naturally occurring plant alkaloid that is known for its TOP1 inhibition and antitumor activity. TOP1 are necessary for normal and tumor cell growth, as they are involved in DNA supercoiling and repackaging of DNA during cell division. Inhibition of TOP1 prevents DNA from rejoining, thereby causing DNA breaks and leading to cell death.

Although exatecan has shown some antitumor activity, it has been associated with acute toxicity when delivered freely in the circulation, however, has been found to be highly effective as an ADC payload due to its ability to improve the overall efficacy and toxicity of the ADC. Multiple companies are utilizing pure exatecan or exatecan derivatives in their ADC platforms. Deruxtecan ("DXd"), for example, has been shown to have potent anti-tumor efficacy with an improved safety profile compared to pure exatecan. Trastuzumab deruxtecan ("T-DXd"), an ADC consisting of a humanized mAb trastuzumab (Herceptin) covalently linked to DXd, is approved for treatment of breast cancer, gastric cancer and gastroesophageal adenocarcinoma and sold by Daiichi Sankyo. Based on preclinical models of exatecan, our modified version retains potency and with our proprietary bioconjugation has minimal toxicity in regards to impact on the bone marrow. This heme-sparing profile helps address challenges like severe neutropenia that has emerged with exatecan-based and other TOP1 ADCs.

One advantage of the CPT113 platform is its relatively high stability. Many first generation ADCs were challenged by high free payload release in circulation. Many approved and marketed ADCs have 1 to 20 percent free payload released into the circulation, which limits their therapeutic windows because the high amounts of free payload can generate off-target side effects. Next generation ADC platforms in development generally seek to lower the amounts of free payload released into circulation. Based on reported pharmacokinetic results across different ADC programs, as shown in the figure below, the CPT113 platform is likely on par with or better than these latest platforms, demonstrating its highly competitive stability.

An important component to this stability is bioconjugation, or how the linker-payload is attached to the antibody. We estimate that more than 95% of new TOP1 ADCs in clinical development today still use an older bioconjugation process defined by single-chain, partial site-specific bioconjugation. The single chain bioconjugation process breaks the disulfide bonds that normally hold antibody heavy and light chains together – there are four paired bonds of eight cysteines that are broken. Many ADC developers add their single chain linker payloads onto those cysteines to form a typical DAR8 TOP1

ADC. Single chain bioconjugation is relatively simple, but inherently unstable. First, the removal of the normal disulfide bridges between antibody chains can make the whole antibody component of the ADC less stable. Second, once the ADC is exposed to conditions in the circulation, each single chain linker-payload conjugation may besubject to attack and cleavage due to conditions in the blood releasing free payload into circulation – payload that is no longer targeted to the tumor and can circulate to damage normal tissue. In essence, standard single chain conjugation is relatively fragile and may be prone to free payload release that could lead to high rates of class payload toxicities.

Conversely, CPT113 adds linker-payloads on to the mAb as carbon-bonded pairs – that is two linker-payloads that are covalently bound together are added to the exact location where the disulfides on monoclonals have previously been broken. This strategy effectively re-bridges the native paired cysteines, replacing the disulfide bond with a new carbon bond in the linker. This “carbon bridge cysteine re-pairing” method restores the antibody’s more natural state, which we have demonstrated preclinically to enhance overall ADC stability beyond what is traditionally achieved by single chain bioconjugation.

We also employ an additional bioconjugation step - linker hydrolysis - to lock the carbon bridge structure of the ADC, further improving stability, reducing free payload release and limiting potential payload toxicity.

In addition to the exatecan-based TOP1 design, we have further optimized our linker-payload. We utilize PEG-based masking to optimize hydrophobicity of our linker, supporting longer ADC half-life in circulation and optimal ADC dosing. We layer on to that a novel, triple-peptide, intracellular cleavage site that ensures a controlled release profile of cytotoxic payload only once the ADC is inside the tumor cell.

Taken together, we believe these elements represent an elegant and cohesive engineering solution designed to deliver best-in-class stability, safety and tumor potency.



Optimized Next-Generation ADC Platform Designed for Differentiation
Whitehawk ADC
Novel topoisomerase 1 (TOP1) inhibitor, DAR6
Carbon bridge
Cleavable linker
S—S
Fc-attenuated
1 Targeting
• High affinity antibody selection
• Attenuated Fc region
2 Bioconjugation
• Carbon bridge cysteine re-pairing
• Optimized DAR6 configuration
• Stability-enhancing hydrolysis
3 Linker-Payload
• PEG masking
• Intracellular triple peptide cleavage site
• Proprietary TOP1 inhibitor payload
SMART DELIVERY, STABLE CONSTRUCTION & SELECTIVE RELEASE FOR MAXIMAL TUMOR KILLING WITH MINIMAL TOXICITY

We believe that TOP1-based platforms are not all created equal. Based on key preclinical measures of tumor potency, stability and safety, the ADC Therapies demonstrated quantifiable advantages compared with the average TOP1-based ADCs.

Regarding tumor potency, across xenograft models our ADC Therapies achieve tumor reduction at doses roughly 3 to 10 times lower than conventional TOP1-based ADCs. This increased potency can translate lower minimally effective dose needed to achieve tumor regression in humans.

In addition, we consistently see 5 to 25 times lower levels of free payload in plasma in our ADC Therapies in nonclinical models compared to other TOP1-based ADCs. This advantage in stability is a function of our “carbon bridge cysteine re-pairing” and other aspects of our novel chemistry which sequesters the payload in place until it reaches the tumor cell.

Finally, due to improved targeting, stability and novel payload, we observe a 2 to 3 times higher safety margin in nonclinical models of our ADC Therapies than the typical TOP1-based ADCs.

Taken together, we believe we have a differentiated next-generation platform with the potential for powerful tumor killing and lower side effects.

Whitehawk ADC Platform Delivers Compelling Preclinical Data

Key Measures	Average TOP1 inhibitor ADC Platform	Whitehawk ADC Platform
Tumor Potency (dose for tumor reductions in mouse xenograft models)	3-10 mg/kg	3-10X greater potency
ADC Stability (molar ratio of free payload to ADC in circulation)	0.1-0.5%	5-25X more stable
Safety (highest non-severely toxic dose in monkeys)	20-30 mg/kg	2-3X higher safety margin

Our Product Candidates

Three-Asset Portfolio with Multiple Indication Opportunities



Asset	Target	Stage			Expected Phase 1 Indications	Expansion Opportunities
		Candidate selection	IND-enabling	Phase I		
HWK-007	PTK7				• NSCLC • Ovarian • Endometrial	• Breast • GI cancers • Prostate • Head & Neck
HWK-016	MUC16				• Ovarian • Endometrial	• Mesothelioma • NSCLC • Pancreatic
HWK-206	SEZ6			Expected Q3'26	• SCLC • Neuroendocrine	• CNS tumors • Head & Neck

HWK-007

Overview

HWK-007 is a differentiated next-generation ADC with a DAR of 6 targeting Protein Tyrosine Kinase 7 (PTK7). There are no approved PTK7-directed ADCs.

Following the submission of an IND in the fourth quarter of 2025 and the FDA's subsequent clearance of the IND, HWK-007 is now being explored in a Phase 1 trial that will initially evaluate activity in lung and ovarian cancers, two PTK7-

expressing tumor types with established precedent data, as well as endometrial cancer, one of the highest PTK7-expressing tumor types. We expect data readout in the first half of 2027 from the Phase 1 trial.

HWK-007 has shown superior cytotoxic activity compared to a first generation MMAE-based PTK7 ADC in both *in vitro* and *in vivo* preclinical models. With its optimized linker and TOP1 inhibitor payload, we hope to improve upon the initial ORRs seen with Cofe-P, a first-generation MMAE-based ADC with a DAR 4 targeting PTK7.

Target Overview: Protein tyrosine kinase 7 (PTK7)

Protein tyrosine kinase 7 (PTK7) is an oncofetal pseudokinase also known as colon carcinoma kinase 4 ("CCK-4"). PTK7 is a transmembrane protein with an extracellular region comprised of 7 Ig domains and an intracellular domain that is non-catalytic.

PTK7 drives embryonic early development by regulating cell polarity, movement and development of hematopoietic and somatic progenitor cells often interacting with ligands, co-receptors and intracellular transducers in the Wnt signaling pathway. PTK7 is subsequently down-regulated in adult tissues and is known as a catalytically inactive receptor tyrosine kinase (RTK).

A large-scale RNA analysis of >157,000 tumor samples, nearly half from metastatic lesions, found PTK7 to be the third most highly expressed tumor marker among clinically validated and emerging ADC targets, present in approximately 70% of tumors. Highest median PTK7 mRNA expression was observed in endometrial (7.4), ovarian (7.2), head and neck (7.1), non-small cell lung cancer (NSCLC) (6.9) and breast (6.7) tumors. The analysis found stable expression across disease stages and metastatic status, underscoring relevance in both early- and late-stage disease. It also found expression levels comparable to or exceeding clinically validated and emerging ADC targets:

- Lung cancer: Comparable to HER2, HER3, Trop-2 and cMET.
- Ovarian cancer: Comparable to HER2 and FRα; markedly higher than CDH6, B7-H4 and CLDN6.
- Endometrial cancer: Comparable to Trop-2; markedly higher than FRα, B7-H4 and HER2.

We estimate that nearly 750,000 patients have PTK7-positive cancers in the United States alone, underscoring its potential as a tumor marker.

PTK7 is almost exclusively re-expressed in primary and metastatic tumor cells and cancer associated fibroblasts ("CAFs") in the tumor microenvironment. PTK7 is known to promote cancer growth and invasion. Overexpression of PTK7 is associated with poor prognosis, tumor metastasis, and reduced overall survival.


PTK7 is A Broadly Expressed, Clinically Relevant Tumor Target
Present in ~70% of solid tumors with high proportion of mod/high expression
Third most highly expressed tumor marker1
HER3 7.0
HER2 6.9
PTK7 6.5
Trop-2 6.4
c-MET 5.7
B7-H3 5.6
PSMA 4.8
NECTIN4 4.2
ROR1 3.1
SEZ6 2.7
MUC16 2.7
CDH6 2.7
MSLN 2.6
NaPi2b 2.6
FRα 2.4
TF 2.4
PTK7 expression (log2[TPM+1])
Weighted average of median expression (log2[TPM+1])2

Matulonis, et al., *Real-World Characterization of PTK7, an Oncofetal Pseudokinase Expressed in Multiple Solid Tumors* [Poster], presented at ENA 2025.

Gene expression data were derived from a whole-transcriptome RNA-sequencing panel (Tempus' xR) capturing 20,000 genes.
1. Among clinically validated and emerging ADC targets. 2. Across 17 indications (pan-cancer, N=122,228), weighted by SEER incidence.
TPM, transcripts per million

PTK7 is a clinically validated tumor target. In a Phase 1 trial in patients with advanced solid tumors, including PROC, NSCLC or triple-negative breast cancer ("TNBC"), Cofe-P demonstrated clinical activity with ORR ranging from 16 to 27% in all evaluable patients and 23 to 46% in the subgroup with moderate or high expression of PTK7 ("PTK7 mod-high"), as confirmed by immunohistochemistry (IHC) analysis of tumor tissues. In patients treated every three weeks ("Q3W") cohort, ORR was up to 46% compared to 27% in patients with PROC compared to patients with PTK7 mod-high PROC, 25% compared to 16% in patients with NSCLC compared to patients with PTK7 mod-high NSCLC and 23% compared to 21% in patients with TNBC compared to patients with PTK7 mod-high TNBC. This is an important finding as PTK7 is an ADC target where a high proportion of marker-positive patients express PTK7 at moderate to high levels.

Despite these encouraging signals, Cofe-P's commercial potential was limited by the reduced dose intensity and narrow therapeutic window driven by toxicities consistent with MMAE-associated class effects, including Grade 3 headache and fatigue. Additionally, 25% (28/112) of the Q3W cohort experienced Grade 3 neutropenia. Overall, common treatment-related adverse events included nausea, alopecia, fatigue, headache, neutropenia and vomiting.



Cofe-P ORR from FIH Q3W Cohorts[1]
27%
46%
16%
25%
21%
23%
PROC (n=44)
NSCLC (n=25)
TNBC (n=29)
ORR (all evaluable)
ORR PTK7 (mod/high)

* Mod-high ORR reflects Whitehawk analysis of the PTK7 protein expression and best overall response data for Q3W cohorts in Figure 2 of Maitland et al. *Clin Cancer Research*, 2021: 27:4511–20. There were 13, 16, and 13 patients with mod-high PTK 7 expressions in PROC, NSCLC, and TNBC, respectively.

Emerging Therapies and their Limitations

Although there are currently no approved ADCs targeting PTK7, there are multiple PTK7 programs currently in, or about to begin, clinical development, some of which are described here:

- DAY301 (MTX-13), being developed by Day One Biopharmaceuticals after acquiring development and commercialization rights outside of the Greater China area from MabCare Therapeutics, is being explored in a Phase 1 trial.
- LY4175408, being developed by Eli Lilly, also has a pure exatecan payload and is being explored in a Phase 1 trial.
- SKB518, being developed by Kelun Biotech, is currently in Phase 1 in China.
- KIVU-107, being developed by Kivu Bioscience, uses a pure exatecan payload and is being explored in a Phase 1 trial.
- IDE034, being developed by Ideaya Biosciences, an investigational PTK7/B7H3 bispecific TOP1 ADC being explored in a Phase 1 trial.

We expect multiple external PTK7 ADC programs are projected to present clinical data in 2026 to 2027, which will further validate our target and TOP1 inhibitor payload approach. Additionally, there are multiple preclinical PTK7 bispecific

ADCs in development. There are a number of other ADC programs in development for NSCLC targeting other tumor-associated antigens.

Our Product Candidate: HWK-007

HWK-007, as a differentiated next-generation PTK7-directed ADC, is poised among the first in next-generation ADCs with an alternate TOP1 inhibitor payload to enter the clinic. With its optimized linker and TOP1 inhibitor payload switch, we are targeting to build on the initial ORRs seen with Cofe-P and potentially deliver superior outcomes for patients.

HWK-007 has already demonstrated superior tumor reduction compared to Cofe-P in both *in vitro* and *in vivo* preclinical models. HWK-007 shows superior tumor reduction in a lung cancer cell lines compared to similar doses of Cofe-P. The *in vivo* antitumor studies were conducted with human tumor xenografts with moderate to high PTK7 expression in nude mice (n=8 per xenograft). As shown in the figure below, in human SCLC xenograft models NCI-H446 (PTK7-mod), both HWK-007 and Cofe-P showed clear dose response in antitumor activity but HWK-007 demonstrated increased antitumor activity compared to Cofe-P at each corresponding dose with tumor regression achieved by HWK-007 at higher doses. Similar results were also observed in xenograft models from other tumor types.



Clinical Development Plan

In the fourth quarter of 2025, we completed IND-enabling studies and linker-payload process development, submitted an IND for the treatment of solid tumors, including NSCLC, PROC and endometrial, and initiated a Phase 1 trial for HWK-007. The Phase 1 clinical trial, HWK-007-101, is a Phase 1, multicenter, open-label study in adult participants that will employ a sequential dose-escalation and expansion design to evaluate the safety, pharmacokinetics and preliminary antitumor activity of HWK-007 in participants with advanced or metastatic solid tumors that are refractory to standard therapies. We expect data readout in the first half of 2027 from HWK-007-101.

HWK-016

Overview

Our product candidate HWK-016 is a next-generation ADC targeting the membrane-bound portion of MUC16, a glycoprotein "super expressed" in gynecological cancers, such as ovarian, endometrial and cervical cancers. MUC16 has been previously a challenging target because a large part of its extracellular portion is often cleaved and released or "shed" into the bloodstream, often called cancer antigen 125 ("CA125"). HWK-016 is specifically designed to bind to the membrane-bound portion, which we believe can enable greater therapeutic effect at lower doses. We plan to develop HWK-016 initially for the treatment of ovarian and endometrial cancers, aiming to deliver a potential best-in-class treatment for these large patient populations.

Our *in vitro* and *in vivo* studies show consistent cytotoxic activity by HWK-016, including in the presence of CA125, suggesting that our product candidate does bind to the right epitope. Our product candidate also has an optimized linker and improved TOP1 inhibitor payload, which we expect can improve response rate and reduce toxicity. We submitted an IND for the treatment of ovarian cancer in the fourth quarter of 2025, which was subsequently cleared by the FDA, and initiated a Phase 1 clinical trial of HWK-016 in participants with advanced or metastatic solid tumors that are refractory to standard therapies in the first quarter of 2026. We expect data readout in the first half of 2027 from the Phase 1 trial.

Target Overview: Mucin 16 (MUC16)

Mucin 16 (MUC16) is a heavily glycosylated type 1 transmembrane protein with a low level of expression in normal bronchial, endometrial, ovarian and corneal epithelial cells.

MUC16 is upregulated in a number of cancers, with broad overexpression - or "super expression" - in gynecological tumors including ovarian, cervical and endometrial. In ovarian cancer, for example, MUC16 is present at rates up to 3-10 times higher than clinically validated and emerging ADC targets. Overexpression of MUC16 promotes cancer cell proliferation and chemoresistance, while also inhibiting anti-cancer immune responses. Knockdown of MUC16 has been shown to reduce tumor growth, motility, and invasiveness, while overexpression enhances these properties.

MUC16 interacts with various signaling pathways and proteins, such as the JAK2/STAT3/GR axis, PI3k, EGFR and Src family kinases.

In ovarian cancer, MUC16 is present at rates up to 3-10x higher than clinically validated and emerging ADC targets[1]



Distribution of Gene Expression
($\log_2$[TPM+1])

1. Pan-cancer, N=4030. TPM, transcripts per million. Data on file. RNA sequencing data (Tempus AI, Inc.) were used to examine MUC16 expression across ovarian cancer histologic subtypes. Median mRNA expression was quantified as log2(transcripts per million [TPM]+1 and differences were evaluated using the Kruskal-Wallis test.

MUC16 consists of an O-glycosylated N-terminal domain, a tandem repeat domain, approximately 56 SEA (sperm protein, enterokinase and agrin) domains, a transmembrane domain and a cytoplasmic tail. MUC16 is unique in its large number of SEA domains, as other mucins such as MUC1, MUC12, MUC13, and MUC17 only possess a single SEA module. SEA domains and their functions are not fully understood but MUC16 is speculated to have two proteolytic sites in the SEA domains, at the 55th and 56th SEA domains. It is believed that MUC16 cleavage occurs at these sites, whereby CA125 is released or "shed" into the bloodstream. The serum levels of CA125 serve as a biomarker for cancer screening and disease monitoring; CA125 is one of the best-known blood biomarkers for ovarian cancer and elevated levels are strongly associated with poor prognosis.

MUC16 is a clinically validated tumor target, including by DMUC4064A, a first generation MMAE-based ADC targeting the tandem repeat region of MUC16, that demonstrated efficacy in PROC in an open-label Phase 1 trial. DMUC4064A, which has a protease-cleavable linker with a DAR of 2, demonstrated 42% ORR at the recommended Phase 2 dose.

Despite this promising response rate, DMUC4064A development was discontinued in 2021 due to a limited therapeutic index, toxicities consistent with MMAE class effects and binding to circulating CA125 that may have hindered effectiveness, also known as an "antigen sink." Patients treated with DMUC4064A experienced toxicities consistent with other MMAE-based therapies, with 40% of patients reporting ocular toxicities, including Grade 3 ocular events in 9%. Although MUC16 is expressed in certain ocular cell types, we believe the frequency and severity of ocular toxicities were primarily driven by the MMAE payload rather than on-target effects from MUC16 binding. Overall, 25% experience Grade 3 or higher treatment-related adverse events. Common adverse events included fatigue, nausea, abdominal pain, constipation, blurred vision, diarrhea, anemia and peripheral neuropathy. Additionally, lower doses did not produce objective responses, likely due to a portion of the ADC binding to circulating CA125. Consequently, higher doses were necessary to first saturate most of the circulating CA125 before achieving therapeutic efficacy and tumor cell killing.



Sources: Liu J, et al. *Gynecol Oncol.* 2021;163(3):473-480; Liu J, et al. *Ann Oncol.* 2016;27(11):2124-2130; Chen Y, et al. *Cancer Res.* 2007;67(10):4924-4932. ORR, objective response rate.

Emerging Therapies and their Limitations

Currently, there are no approved ADCs targeting MUC16. Regeneron is developing two MUC16 bispecific T cell-engaging antibodies; a limitation of this approach, however, includes the modest ORRs observed to date. While several ADCs targeting other antigens in PROC are under development, none offer the combined advantages of high target expression in both depth and frequency, along with the potential for a matched blood-based biomarker like CA125.

Our Product Candidate: HWK-016

Our product candidate is designed to bind to a different region than the targets of prior MUC16 therapies in development. HWK-016 targets membrane-bound MUC16 (mMUC16) below the site of cleavage, so that even if MUC16 is cleaved and release of CA125 occurs, the ADC can stay bound to the cell surface permitting internalization of the TOP1 inhibitor payload. This allows HWK-016 to bypass the antigen sink of circulating CA125, and directly target the tumor surface.

Preclinical data shows that HWK-016 demonstrates superior tumor growth inhibition *in vivo* compared to DMUC4064A in a high CA125-shedding model of ovarian cancer. *In vitro* and *in vivo* data suggest that this next-generation approach has the potential for improved response rates in ovarian cancer and other gynecological cancers. For example, our product candidate HWK-016, along with DMUC and mMUC16 antibodies conjugated to DXd and MMAE payloads, were tested in an *in vivo* OVCAR-3 CDX model. Nude mice bearing the OVCAR-3 tumor xenograft were treated with a single dose of ADC at 1 mg/kg. mMUC16 ADCs displayed significantly increased *in vivo* antitumor activity compared to DMUC ADCs, regardless of the cytotoxic payload. No obvious weight loss was observed in any group.



Clinical Development Plan

We completed IND-enabling studies and linker-payload process development in 2025 and submitted an IND in the fourth quarter of 2025. In the first quarter of 2026, we initiated HWK-016-101, a Phase 1, multicenter, open-label study in adult participants that will employ a sequential dose-escalation and expansion design to evaluate the safety, tolerability, pharmacokinetics and preliminary antitumor activity of HWK-016 in participants with advanced or metastatic solid tumors that are refractory to standard therapies. We expect data readout in the first half of 2027 from HWK-016-101.

HWK-206

Overview

Our product candidate HWK-206 is a biparatopic ADC targeting to two epitopes on the SEZ6 protein. There is limited class competition as we believe ABBV-706 is the only clinical-stage SEZ6 ADC currently in development. We believe our product candidate is the only biparatopic ADC in development for SCLC and NETs patients and that this approach of binding to two independent sites on the target antigen protein will achieve superior outcomes compared to other SCLC ADCs. *In vitro* and *in vivo* assays demonstrate increased binding and internalization compared to the monotopic ABBV-706. We plan to complete IND-enabling studies and linker-payload process development in the first half of 2026, with an IND submission planned in mid-2026.

Target Overview: Seizure-related homolog protein 6 (SEZ6)

Seizure-related homolog protein 6 (SEZ6) is a transmembrane protein commonly expressed on neurons, particularly neuronal dendrites, but minimally expressed in normal tissues outside the central nervous system ("CNS"). SEZ6 plays a role in CNS development and maintenance both during childhood development and in adulthood. SEZ6 is responsible for dendritic branching and synapse formation.

The extracellular portion of the SEZ6 proteins contain three CUB domains and five SCR domains. The presence of multiple CUB and SCR domains suggests potential adhesive or receptor trafficking functions but their binding partners are not yet known.

SEZ6 is highly expressed in about 80% of SCLC and also overexpressed in extrapulmonary NETs and CNS tumors. SEZ6 expression is correlated with tumor progression although its role in cancer is not well understood.



1.   Whitehawk analysis based on Human Protein Atlas, Gepia, and literature review.

Emerging Therapies and their Limitations

Currently, we believe ABBV-706 (developed by AbbVie) is the only clinical stage SEZ6 ADC in development. ABBV-706 is a TOP1 inhibitor-based ADC (DAR 6) with a cleavable linker. In a Phase 1 trial in patients with SCLC and neuroendocrine neoplasms ("NEN"), ABBV-706 demonstrated 56% ORR in SCLC at the RP2D of 1.8mg/kg and 37% ORR in NENs. ABBV-706 demonstrated a manageable safety profile with no on-target neurotoxicity. The promising results with ABBV-706 validated SEZ6 as a target and demonstrated clinical improvement by switching to a cleavable TOP1 inhibitor linker-payload. Of note, the most common grade ≥3 treatment-emergent adverse events ("TEAEs") in the 1.8 mg/kg and 2.5 mg/kg cohorts were hematological and dose-dependent. Adjudicated interstitial lung disease (ILD) of any grade was observed in 7 patients (9%) overall (1.8 mg/kg, n=4; 2.5 mg/kg, n=3), with Grade ≥3 ILD events reported in 4 patients (1.8 mg/kg, n=2; 2.5 mg/kg, =2).

While ABBV‑706 may represent an important advance in the treatment of small cell lung cancer, these findings highlight opportunities for continued innovation in antibody–drug conjugate engineering to further improve safety and tolerability.

Our Product Candidate: HWK-206

We plan to investigate a biparatopic ADC approach for SEZ6. Biparatopic antibodies (which bind two different epitopes of the same protein) can allow for clustering of cells surface receptors by way of binding an epitope of SEZ6 and then a different epitope on another SEZ6 protein. This clustering ultimately results in the formation of large receptor clusters on the cell surface, which can drive receptor internalization and increase payload release for an ADC. We believe this target specificity, binding, and the internalization can translate into great efficacy and/or safety gains for patients treated with ADCs.


Trans Binding Enables Better Binding and Clustering
Leading to Improved Target Specificity, Binding & ADC Internalization at the Tumor Site
Cap
Concentration of surface receptors
Formation of large receptor clusters and cell surface caps
Rapid, pronounced receptor internalization
Increased payload release and localized concentration

Source: Weisser et al. *Nat Commun*. 2023;14(1):1394.

There are several biparatopic molecules that provide precedent for demonstrating increased therapeutic benefit compared to their single epitope counterparts. For example, zanidatamab, a biparatopic HER2 Ab (Jazz Pharmaceuticals) binds the same epitopes as trastuzumab (Herceptin) and pertuzumab (Perjeta). Zanidatamab demonstrated approximately 20% increase in ORR compared to monoparatopic trastuzumab while maintaining a tolerable safety profile.

We believe our biparatopic SEZ6 ADC, HWK-206, is the only biparatopic ADC in development for SCLC and NETs, and shows potential to outperform the available treatment approaches and the single epitope-binding ADCs in development.

Preclinical models suggest the biSEZ6 antibody shows superior binding and internalization compared to single epitope SEZ6 antibody counterparts, including the antibody used in ABBV-706, with increased mean fluorescence intensity (MFI).



Ab used in HWK-206 shows improved binding & internalization compared to Ab used in ABBV-706
FACS Binding on HEK293.SEZ6
Internalization on HEK293.SEZ6
MFI
Concentration (nM)
biSEZ6 mAb
ABBV-706 mAb
Isotype

Clinical Development Plan

We plan to explore this potential in our planned Phase 1 trial in SCLC and NETs where there is a significant need for new treatment options. We plan to complete IND-enabling studies, linker-payload process development and submit an IND in mid-2026.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover the ADC Therapies, their respective anticipated methods of use, related technologies, and other inventions that are important to our business. In addition to patent protection, we may also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our commercial success will depend, in part, upon our ability to obtain and maintain patent and other proprietary protection for the ADC Therapies, if approved, and other commercially important technologies, inventions, and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that the ADC Therapies will be protected or remain protectable by enforceable patents. Moreover, any

patents that we hold may be challenged, circumvented, or invalidated by third parties. For more information regarding the risks related to our intellectual property please see "Risk Factors—Risks Related to Our Intellectual Property".

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA approved drug may, in certain cases, be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act, as compensation for the loss of patent term during FDA regulatory review process. The period of extension may be up to five years but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on trade secret protection for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors, and potential collaborators, such individuals may breach such agreements and disclose our proprietary information including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property please see "Risk Factors—Risks Related to Our Intellectual Property."

As of March 9, 2026, patent rights held by us relating to our ADC drug candidates include the following:

- With respect to the PTK7 targeting drug candidate, our material patents consist of one U.S patent application and related patent applications in Asia and South America exclusively licensed from WuXi Biologics and directed to the PTK7 ADC drug candidate, and two provisional applications which we intend to pursue patent protection for in key jurisdictions. These applications, if issued, are expected to expire in at least 2046, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

- With respect to the SEZ6 targeting drug candidate, our material patents consist of patent applications in Asia and South America exclusively licensed from WuXi Biologics and directed to the SEZ6 ADC drug candidate, which we intend to pursue patent protection for in key jurisdictions. These applications, if issued, is expected to expire in at least 2046, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

- With respect to the MUC16 targeting drug candidate, our material patents consist of one U.S patent application and related patent applications in Asia and South America exclusively licensed from WuXi Biologics and directed to the MUC16 ADC drug candidate and one U.S. provisional application, which we intend to pursue patent protection for in key jurisdictions. These applications, if issued, are expected to expire in at least 2046, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Competition

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody- and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field, including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our products and product candidates, including, but not limited to,

AbbVie, Daiichi Sankyo, Day One Biopharmaceuticals, Eli Lilly, Genmab, GlaxoSmithKline, Gilead, Kelun, Mersana, Sanofi, Roche, Pfizer, Zymeworks, Ideaya and Biocytogen. There are hundreds of ADCs in development, the vast majority of which are being developed for the treatment of cancer.

Our industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. We face competition with respect to our current products and product candidates and will face competition with respect to any products and product candidates that we may seek to develop or commercialize in the future. Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.

In addition, we expect changes to the treatment paradigm, including potential new entrants and new approvals across the lines of therapies. New technologies, procedures or treatments could change the patient population and their eligibility to use our product candidates, raise expectations regarding safety and efficacy results that are necessary for regulatory approval and, if approved, adoption by the medical community, or otherwise render the ADC Therapies and any other product candidates that we may develop obsolete.

PTK7

Although there are currently no approved ADCs targeting PTK7, there are multiple PTK7 programs currently in, or about to begin, clinical development, including

- DAY301 (MTX-13), being developed by Day One Biopharmaceuticals after acquiring development and commercialization rights outside of the Greater China area from MabCare Therapeutics, is being explored in a Phase 1 trial.

- LY4175408, being developed by Eli Lilly, also has a pure exatecan payload and is being explored in a Phase 1 trial.

- SKB518, being developed by Kelun Biotech, is currently in Phase 1 in China.

- KIVU-107, being developed by Kivu Bioscience, uses a pure exatecan payload and is being explored in a Phase 1 trial.

- IDE034, being developed by Ideaya Biosciences, an investigational PTK7/B7H3 bispecific TOP1 ADC being explored in a Phase 1 trial.

- Additionally, there are multiple preclinical PTK7 bispecific ADCs in development.

In addition, there are multiple PTK7 ADC programs that are projected to present clinical data in 2026 and 2027, which we believe will further validate our target and TOP1 inhibitor payload approach.

MUC16

Currently, there are no approved ADCs targeting MUC16. Regeneron is developing two MUC16 bispecific T cell-engaging antibodies; a limitation of this approach, however, includes the modest ORRs observed to date. While several ADCs targeting other antigens in PROC are under development, none offer the combined advantages of high target expression in both depth and frequency, along with the potential for a matched blood-based biomarker like CA125. In addition, there are several early-stage clinical trials evaluating CART cell therapies targeting MUC16.

SEZ6

Currently, we believe ABBV-706 (developed by AbbVie) is the only clinical stage SEZ6 ADC in development. ABBV-706 is a TOP1 inhibitor-based ADC (DAR 6) with a cleavable linker. In a Phase 1 trial in patients with SCLC and neuroendocrine neoplasms ("NEN"), ABBV-706 demonstrated 56% ORR in SCLC and 37% ORR in NENs. ABBV-706 demonstrated a manageable safety profile with no on-target neurotoxicity. The promising results with ABBV-706 validated SEZ6 as a target and demonstrated clinical improvement by switching to a cleavable TOP1 inhibitor linker-payload.

Manufacturing

We do not own or operate, and have no plans to establish, any manufacturing facilities. We continue to benefit from the continuity of partnership with WuXi Biologics and its affiliates and Hangzhou DAC for ADC manufacturing for our clinical supply pursuant to a master services agreement and material supply agreement, respectively, and corresponding work orders. We will expand our CRDMO network as appropriate as our portfolio advances further in clinical trials.

Government Regulation

Government authorities in the United States, including federal, state, and local authorities, and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, and export and import of pharmaceutical and biological products, such as those we are developing. In addition, some government authorities regulate the pricing of such products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, nonclinical and clinical testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing.

Generally, before a new drug can be marketed, considerable data must be generated which demonstrate the drug's quality, safety, and efficacy. Such data must then be organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Drugs are also subject to other federal, state, and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the regulatory authority's refusal to approve pending applications, withdrawal of an approval, clinical holds, untitled or warning letters, voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, debarment, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

U.S. Drug Development

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA") and its implementing regulations. Drugs are also subject to other federal, state, and local statutes and regulations. Drugs must be approved by the FDA through the NDA process before they may be legally marketed in the U.S. The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

- completion of extensive preclinical, sometimes referred to as nonclinical, laboratory tests, animal studies, and formulation studies all performed in accordance with applicable regulations, including the FDA's good laboratory practice ("GLP") regulations;

- submission to the FDA of an investigational new drug application ("IND"), which must become effective before human clinical trials may begin and must be updated annually and amended in accordance with the regulations;

- performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices ("GCPs"), to establish the safety and efficacy of the proposed drug for its proposed indication(s);

- submission to the FDA of an NDA for a new drug;

- a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient ("API") and finished drug product are produced to assess compliance with the FDA's current good manufacturing practice requirements ("cGMP");

- potential FDA audit of the testing laboratories and clinical trial sites that generated the data in support of the NDA; and

- FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the U.S.

Prior to beginning a clinical trial with a product candidate in the United States, companies must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A new IND, or a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent review board ("IRB") for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the clinical trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which may review data and endpoints at designated check points, make recommendations and/or halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

- Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

- Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a drug candidate's efficacy and safety such that it can serve as the primary basis for approval of the drug. Generally, pivotal studies are also Phase 3 studies but may be Phase 2 studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse reactions, any finding from other clinical studies, tests in laboratory animals, or in vitro testing that suggests a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information. Phase 1, Phase 2, and Phase 3 trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, cGMPs impose extensive procedural, substantive, and recordkeeping requirements to ensure and preserve the long-term stability and quality of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

A manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

NDA and the FDA Review Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling for the drug and information about the manufacturing process and facilities that will be used to ensure drug quality, results of analytical testing conducted on the chemistry of the drug, and other relevant information. The NDA is a request for approval to market the drug and must contain sufficient evidence of drug product quality, safety and efficacy, which is demonstrated by extensive analytical, preclinical and clinical testing. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug product for a particular indication or indications to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be offered for sale in the United States.

The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality, and purity. Under the Prescription Drug User Fee Act (PDUFA) guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a "filing" decision after the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification. In such event, the NDA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed drug is safe and effective for its intended use, and whether the drug is being manufactured in accordance with cGMP to assure and preserve the drug's identity, strength, quality, and purity. The FDA may refer applications for novel drugs or drug candidates that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. In the course of its review, the FDA may re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The review and evaluation of an NDA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving an NDA, the FDA typically conducts a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process, and manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies, or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, challenge the determination set forth in the letter by requesting a hearing, or withdraw the application. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. Further, FDA's "real time" release of newly issued Complete Response Letters associated with withdrawn or abandoned applications, if applicable to any of our product candidates, can materially impact our business and competitive advantage.

There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a drug receives marketing approval, the approval may be significantly limited to specific diseases, dosages, or patient subgroups, or the indications for use may otherwise be limited, which could restrict the commercial value of the drug. Further, the FDA may require that certain contraindications, warnings, precautions, or adverse events be included in the drug labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing or clinical trials, and surveillance to monitor the effects of approved drugs.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy ("REMS") to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use. It could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools.

Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription, or dispensing of drugs. Drug approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA Expedited Development and Review Programs

The FDA has various programs, including fast track designation, priority review, accelerated approval, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis, or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality, or other clinical endpoint and to submit promotional materials for preapproval and pre-use review, which could adversely impact the timing of the commercial launch of the product. In addition, the drug may be subject to accelerated withdrawal procedures. The Food and Drug Omnibus Reform Act made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as "breakthrough therapies" that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a "breakthrough therapy" if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

In addition, the FDA may review new drug applications under the Oncology Center of Excellence Real-Time Oncology Review ("RTOR"), which, according to the FDA, aims to explore a more efficient review process to ensure that safe and effective treatments are available to patients as early as possible, while maintaining and improving review quality. Drugs considered for review under RTOR must be likely to demonstrate substantial improvements over available therapy, which may include drugs previously granted breakthrough therapy designation for the same or other indications, and must have straight-forward study designs and endpoints that can be easily interpreted. RTOR allows the FDA to review much of the data in an NDA earlier, before the applicant formally submits the complete application. This analysis of the pre-submission package gives the FDA and applicants an early opportunity to address data quality and potential review issues and allows the FDA to provide early feedback regarding the most effective way to analyze data to properly address key regulatory questions.

Fast track designation, priority review, accelerated approval, and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for the ADC Therapies as appropriate.

Post-Marketing Requirements

Following approval of a new drug, a pharmaceutical company and the approved drug are subject to continuing regulation by the FDA, including, among other things, establishment registration and drug listing, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the drug, providing the regulatory authorities with updated safety and efficacy information, drug sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug's approved labeling, limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet.

In particular, the FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA-approved labelling. Modifications or enhancements to the drug or its labeling or changes of the site or process of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process.

Prescription drug advertising is subject to federal, state, and foreign regulations. In the U.S., the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drugs and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act ("PDMA"), a part of the FDCA. Drug manufacturers and their collaborators are also required to place a unique product identifier on prescription drug packages. This identifier consists of the National Drug Code, serial number, lot number, and expiration date, in the form of a 2-dimensional data matrix barcode that can be read by humans and machines.

In the U.S., once a drug is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. FDA regulations require that drugs be manufactured in specific facilities per the NDA approval and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of its drugs in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural, and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute drugs manufactured, processed, or tested by them. Discovery of problems with a drug after approval may result in restrictions on a drug, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the drug from the market, and may require substantial resources to correct.

The FDA also may require post-approval testing, sometimes referred to as Phase 4 testing, risk minimization action plans, and post- marketing surveillance to monitor the effects of an approved drug or place conditions on an approval that could restrict the distribution or use of the drug. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial, or administrative enforcement actions. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters, or untitled letters;

- clinical holds on post-approval or Phase 4 clinical studies, if applicable;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products;

- consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

- mandated modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

- injunctions or the imposition of civil or criminal penalties.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Newly discovered or developed safety or effectiveness data may require changes to a drug's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS or the conduct of post-marketing studies to assess a newly discovered safety issue. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our drugs under development.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and marketing the drug for this type of disease or condition will be recovered from sales in the United States. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. After the grant of an orphan drug designation, FDA may revoke the designation if FDA finds that the request for designation contained an untrue statement of material fact, omitted required material information, or if FDA subsequently finds that the drug had not been eligible for the orphan drug designation at the time of the submission of the request.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity ("ODE"), which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

In *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA's longstanding position that the ODE only applies to the approved use or indication within an eligible disease. This decision created uncertainty in the application of the ODE. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order – that is, the agency will continue tying the scope of ODE to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the ODE. The Consolidated Appropriations Act of 2026, signed into law in February 2026, codified this longstanding FDA interpretation of the Orphan Drug Act, allowing the FDA to approve multiple versions of the same orphan drug for different subindications and subpopulations.

In June 2024, in *Loper Bright Enterprises v. Raimondo*, the U.S. Supreme Court overruled the *Chevron* doctrine, which gave deference to regulatory agencies' statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies, which could lead to uncertainties in the industry. Further, changes in the leadership of the FDA and other federal agencies under the current administration may lead to new policies, changes in the regulations, or disruptions to the operations of federal agencies, any of which may impact our clinical development plans.

In the European Union, the European Commission, after receiving the opinion of the European Medicines Agency's ("EMA") Committee for Orphan Medicinal Products ("COMP"), grants orphan drug designation to also promote the development of products. The relevant European legislation provides that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention, or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating, or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must also demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product has to be of significant benefit compared to products available for the condition. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following drug or biological product approval. During this market exclusivity period, neither the EMA nor the European Commission or the 27 member states that comprise the European Union can accept an application or grant a marketing authorization for the same therapeutic indication in respect of a "similar medicinal product." A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may be reduced to six years if, after five years, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of the FDA approval of our ADC drug candidate, some of our United States patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. The U.S. Patent and Trademark Office ("USPTO"), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications for competing products. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application ("ANDA") or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for drugs containing the active agent for the original indication or condition of use.

These five-year and three-year exclusivities will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

ODE, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for a pediatric trial.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion, and other activities following drug approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services ("CMS"), other divisions of the U.S. Department of Health and Human Services ("HHS"), the Drug Enforcement Administration for controlled substances, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments. In the United States, sales, marketing, and scientific/educational programs must also comply with state and federal fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010 (the "ACA"). If drugs are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Drugs must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion, and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

We are subject to numerous foreign, federal, state, and local environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. In addition, our leasing and operation of real property may subject us to liability pursuant to certain U.S. environmental laws and regulations, under which current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly, and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage, and security requirements intended to prevent the unauthorized sale of pharmaceutical drugs. The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines, or other penalties, injunctions, voluntary recall or seizure of drugs, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes, or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Coverage and Reimbursement

Sales of our drugs will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurers, and managed healthcare organizations, as well as the level of reimbursement such third-party payors provide for our products. Patients and providers are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products in which our products are used. These third-party payors are increasingly reducing reimbursements for medical drugs and services.

In the U.S., no uniform policy of coverage and reimbursement for drugs or biological products exists, and one payor's determination to provide coverage and adequate reimbursement for a product does not assure that other payors will make a similar determination. In the U.S., the principal decisions about reimbursement for new medicines are typically made by the CMS, an agency within the HHS, as the CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private third-party payors tend to follow Medicare coverage and reimbursement limitations to a substantial degree, but also have their own methods and approval process apart from Medicare determinations. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for the ADC Therapies will be made on a payor-by-payor basis. As a result, the coverage determination process may be a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

The Medicaid Drug Rebate Program ("MDRP") requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the HHS as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the MDRP, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate percentage on most branded prescription drugs of average manufacturer price ("AMP") and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, creating a new methodology by which rebates owed are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990. The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufactures pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, while all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. These Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we may obtain marketing approval. However, any negotiated prices for our drugs covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. In addition, legislation may be introduced that, if passed, would further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the HHS, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's drug could adversely affect the sales of our ADC drug candidate. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

In recent years, additional laws have resulted in direct or indirect reimbursement reductions for certain Medicare providers. For example, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2032, unless additional congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws, and future state and federal healthcare reform measures, as discussed further below, may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidate for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and other third-party payors fail to provide adequate coverage and reimbursement. We expect that an increasing emphasis on cost containment measures in the U.S. will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use. A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal drug on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical drugs will allow favorable reimbursement and pricing arrangements for any of our drugs. Historically, drugs launched in the European Union do not follow price structures of the U.S. and generally tend to be significantly lower.

U.S. Healthcare Reform

The ACA has had a significant impact on the healthcare industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the MDRP are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, increased the minimum Medicaid rebates owed by manufacturers under the MDRP and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D. The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products, which could have a material impact on our business.

The ACA requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each such manufacturer is required to pay a prorated share of the branded prescription drug fee based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. The ACA also expanded the 340B program to include additional types of covered entities. Federal law requires that any company that participates in the Medicaid rebate program also participate in the 340B program in order for federal funds to be available for the manufacturer's drugs under Medicaid. The 340B program requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B "ceiling price" for the manufacturer's covered outpatient drugs. In addition, in order to be eligible to have its products paid for with federal funds under the Medicaid programs and purchased by certain federal grantees and agencies, a manufacturer also must participate in the Department of Veterans Affairs Federal Supply Schedule ("FSS") pricing program, established by Section 603 of the Veterans Health Care Act of 1992. Under this program, the manufacturer is obligated to make products available for procurement on an FSS contract and charge a price to four federal agencies—the Department of Veterans Affairs, the Department of Defense, the Public Health Service, and the Coast Guard—that is at least 24% less than the Non-Federal Average Manufacturing Price for the prior fiscal year.

Since the enactment of the ACA, there have been judicial and Congressional challenges to certain aspects of the ACA. In June 2021, the Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, upholding the ACA. In January 2021, President Biden also issued an executive order to initiate a special enrollment period to allow people to obtain health insurance coverage through the ACA marketplace and instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, among others. We cannot predict how future litigation, healthcare reform measures of the current administration, or what other regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation may have on our business.

Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, for example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019. Additionally, CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list.

In July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at increasing competition for prescription drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. In June 2024, in *Loper Bright Enterprises v. Raimondo*, the U.S. Supreme Court overruled the *Chevron* doctrine, which gave deference to regulatory agencies' statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies, such as market exclusivities, which could lead to uncertainties in the industry. Further, changes in the leadership of the FDA and other federal agencies under the current administration may lead to new policies, changes in the regulations, or disruptions to the operations of federal agencies, any of which may impact our clinical development plans. There are important exemptions to Maximum Fair Price including medications that are orphan drug designated and approved, for only one rare disease, and drugs with low Medicare spend as defined by CMS. In an effort to curb Medicare patients' out-of-pocket costs for prescription drugs, the Part D redesign legislation requires manufacturers to contribute to the catastrophic coverage phase for Part D Drugs, as discounts through a manufacturer discount program. Various industry stakeholders have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. Further, the current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of HHS to establish a mechanism through which American patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the U.S. Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the U.S. In November 2025, CMS announced a voluntary initiative called the GENEROUS Model (GENErating cost Reductions fOr U.S. Medicaid Model) to introduce the option of most-favored-nation pricing to the Medicaid program, whereby a drug manufacturer may voluntarily offer supplemental rebates to participating state Medicaid programs for a manufacturer's covered outpatient drugs. Government agreements with pharmaceutical companies and other measures that use most-favored-nation pricing targets for prescription drugs or that increase generic and biosimilar drug entry sooner than expected can have a material adverse effect on our industry, ability to set adequate pricing for new drugs to recover R&D costs, ability to attract potential investors and potential buyers in the future, or the pricing of our approved product in the U.S. and in foreign countries. The impact of these judicial challenges as well as future actions and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. Furthermore, any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of the product candidates for which we receive approval. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, the FDA has authorized the state of Florida to develop a program to import certain prescription drugs from Canada for a limited period to help reduce drug costs, provided that Florida's Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida.

We expect that additional federal and state healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare drugs and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability and may increase our regulatory burdens and operating costs.

Moreover, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Other Healthcare Laws

For our product and any product candidates that obtain regulatory approval and are marketed in the United States, our arrangements, directly or indirectly, with third-party payors, healthcare providers, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute any products for which we obtain marketing approval. Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation:

- FDA, Department of Justice, and other government authority prohibitions against the advertisement, promotion and labeling of our products for off-label uses, or uses outside the specific indications approved by the FDA;

- the federal Anti-Kickback Statute, which broadly prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government. These laws have been interpreted to apply to arrangements between manufacturers, on the one hand, and prescribers, purchasers, and other healthcare-related professionals on the other. They can apply to manufacturers who provide inaccurate information on coverage, coding, and reimbursement of their products to persons who bill third-party payers. In addition, manufacturers have been prosecuted or faced civil and criminal liability under these laws for a variety of alleged promotional and marketing activities, including violations of the federal Anti-Kickback Statute and engaging in off-label promotion that caused claims to be submitted for non-covered off-label uses. Private individuals can bring False Claims Act "qui tam" actions, on behalf of the government and such individuals, commonly known as "whistleblowers," may share in amounts paid by the entity to the government in fines or settlement;

- the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended, which among other things, also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- Federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making, or causing to be made, false statements relating to healthcare matters;

- the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- the Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and other local anti-corruption laws that apply to our international activities;

- the federal Physician Payment Sunshine Act ("Open Payments"), and implementing regulations, which require applicable group purchasing organizations and manufacturers of covered drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance

Program to report annually to the CMS information related to certain payments and other transfers of value made to covered recipients, including licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals, and information regarding ownership and investment interests held by physicians and their immediate family members;

- analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical manufacturers to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; foreign and state laws, including the EU General Data Protection Regulation ("GDPR") and a version of the GDPR adopted in the United Kingdom ("UK GDPR"), and state laws and regulations, including general legislation such as the California Consumer Protection Act ("CCPA"), and sector- or subject matter-specific laws and regulations, governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

The scope and enforcement of each of these laws are uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations, and we could also be subject to claims, demands, and litigation initiated by private individuals or entities related to these matters. If our operations, including those of our contractors or agents who conduct business for or on our behalf, are alleged or found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight, and reporting obligations if we becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is alleged or found to be not in compliance with applicable laws, they may be subject to similar actions, penalties, and sanctions, which may also adversely affect our business. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from the business.

Privacy and Data Protection Laws

We are subject to laws and regulations covering data privacy and the protection of health-related and other personal information. Federal, state, and foreign laws also govern the privacy and security of health information in some circumstances. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, State data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts in states or jurisdictions we conduct business. For example, in 2020, California enacted the CCPA, which created new individual privacy rights for California consumers, as defined in the law, and placed increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020. It was further amended and supplemented by the California Privacy Rights Act, which became effective on January 1, 2023, and imposes additional privacy and security obligations on companies doing business in California. While there is currently an exception in the CCPA for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, numerous other states have enacted legislation similar to the CCPA, and several states have enacted other privacy and security legislation, such as Washington's My Health, My Data Act, which includes a private right of action. The CCPA and such other new and evolving legislation may impact our business activities significantly, and these and other applicable state and foreign privacy laws, as well as uncertain changes in future regulation and legislation, could impact our business strategies, increase our potential liability, increase our compliance costs, and adversely affect our business.

The collection and use of personal health data in the European Union are governed by the GDPR and applicable member state legislation. The GDPR and related member state legislation impose several requirements relating to consent of the individuals to whom the personal data relates, information provided to the individuals, and the security and confidentiality of personal data. Legislation similar to the GDPR, the UK GDPR, also has been adopted in the United Kingdom. The GDPR and UK GDPR also impose strict rules on the transfer of personal data out of the European Union and United Kingdom, respectively, to the U.S. Both the GDPR and UK GDPR provide for substantial fines for noncompliance. Failure to comply with the requirements of the GDPR, UK GDPR, or data protection laws of European Union member states may result in fines and other administrative penalties. The GDPR and UK GDPR may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms in an effort to achieve and maintain compliance with their obligations. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.

Foreign Regulatory Matters

European Drug Development

In Europe, any future drug products for which we receive marketing authorization will also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in Europe are subject to significant regulatory controls. Although the European Union Clinical Trials Directive 2001/20/EC ("Clinical Trials Directive") has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU member states have transposed and applied the provisions of the Clinical Trials Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the EU member states where the trial is to be conducted by two distinct bodies: the National Competent Authority ("NCA") and one or more Ethics Committees ("ECs"). Under the current regime, all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the member state where they occurred.

In 2014, a new Clinical Trials Regulation 536/2014 ("Clinical Trials Regulation"), replacing the current Directive, was adopted. The Clinical Trials Regulation will become directly applicable in all EU member states (without national implementation) once the EU Portal and Database are fully functional. The implementation of the Clinical Trials Regulation depends on confirmation of full functionality of the Clinical Trials Information System through an independent audit, which commenced in September 2020. This system went into application in first quarter of 2022. From January 31, 2025, any trials approved under the Clinical Trials Directive that continue running will need to comply with the Clinical Trials Regulation, and their sponsors must enter information on the trials in the Clinical Trials Information System. The Clinical Trials Regulation seeks to simplify and streamline the approval of clinical trials in the European Union. For example, the sponsor can submit a single application for approval of a clinical trial via the EU Portal. As part of the application process, the sponsor will propose a reporting member state, which will coordinate the validation and evaluation of the application. The reporting member state shall consult and coordinate with the other member states in which the clinical trial will take place, also referred to as the Member States Concerned. If an application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical trial in all

Member States Concerned. However, a Member State Concerned can in limited circumstances declare an "opt-out" from an approval. In such a case, the clinical trial cannot be conducted in that member state. The Clinical Trials Regulation also aims to streamline and simplify the rules on safety reporting and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

European Drug Review and Approval

In the European Economic Area ("EEA"), which is comprised of the 27 EU member states plus Norway, Iceland, and Liechtenstein, medicinal products can only be commercialized after obtaining approval of an EU marketing authorization application ("MAA"). There are two types of marketing authorizations. The first is the community or centralized EU MAA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP") of the European Medicines Agency and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of drugs, such as biotechnology medicinal drugs, orphan medicinal drugs, and medicinal drugs containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune, and viral diseases. The Centralized Procedure is optional for drugs containing a new active substance not yet authorized in the EEA, or for drugs that constitute a significant therapeutic, scientific, or technical innovation or which are in the interest of public health in the EU.

National EU MAAs, which are issued by the competent authorities of the member states of the EEA and only cover their respective territory, are available for drugs not falling within the mandatory scope of the Centralized Procedure. Where a drug has already been authorized for marketing in a member state of the EEA, this National EU MAA can be recognized in another member states through the Mutual Recognition Procedure. If the drug has not received a National EU MAA in any member state at the time of application, it can be approved simultaneously in various member states through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the member states in which the EU MAA is sought, one of which is selected by the applicant as the Reference Member State ("RMS"). The competent authority of the RMS prepares a draft assessment report, a draft summary of the drug characteristics ("SPC"), and a draft of the labeling and package leaflet, which are sent to the other member states, or the Member States Concerned, for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the drug is subsequently granted a national EU MAA in all the member states, i.e., in the RMS and the Member States Concerned.

Under the above-described procedures, before granting the EU MAA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the drug on the basis of scientific criteria concerning its quality, safety, and efficacy.

European Chemical Entity Exclusivity

In Europe, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as Brexit. Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The United Kingdom formally left the EU on January 31, 2020. A transition period began on February 1, 2020, during which EU pharmaceutical law remains applicable to the United Kingdom and ended on December 31, 2020. Although the United Kingdom is no longer a member of the EU, EU law remains applicable in Northern Ireland, as set forth in the Protocol on Ireland and Northern Ireland and as amended by the Windsor Framework, which will be implemented in Northern Ireland on January 1, 2025. There are a number of new marketing authorization routes available in the United Kingdom, Great Britain (England, Scotland and Wales) or Northern Ireland, in addition to the national procedure. As with the EU position, a company can only start to market a medicine in the United Kingdom once it has received a marketing authorization. The main legislation that applies to clinical trials in the United Kingdom is the United Kingdom Medicines for Human Use (Clinical Trials) Regulations 2004, which transposes the Clinical Trials Directive into domestic law. Consequently, the requirements and obligations that relate to the conduct of clinical trials in the UK currently remain largely aligned with the EU position. It is unclear how future regulatory regime in the United Kingdom will impact regulations of products, manufacturers, and approval of product candidates in the United Kingdom.

Other Foreign Countries

For other countries outside of the United States and the European Union, the requirements governing the conduct of clinical trials, drug approval or marketing authorization, pricing, and reimbursement vary from country to country. In all cases, clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki, which is a statement of ethical principles for medical research involving human subjects, including research on identifiable human material and data, developed by the World Medical Association.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Employees and Human Capital

We have operated by leveraging skilled experts, consultants, contract research organizations, and contractors to manage our clinical operations, manufacturing, research and development, and other functions under the leadership and direction of our management. We will continue to expand our infrastructure to manage our operations, including commercial with additional full-time employees.

As of December 31, 2025, we had 23 full-time or part-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider the relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees, advisors and consultants, while being committed to a diverse and dynamic workplace. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Our Corporate Information

We were originally incorporated in the State of Delaware in November 2007 under the name "Zeta Acquisition Corp. II." Zeta Acquisition Corp. II was a "shell" company registered under the Exchange Act with no specific business plan or purpose until it began operating the business of Aerpio Pharmaceuticals, Inc. through a merger in March 2017. In August 2021, we effected a reverse merger pursuant to which a wholly owned subsidiary of ours, merged with and into Aadi Subsidiary, Inc. (formerly known as Aadi Bioscience, Inc. or "Private Aadi") ("Aadi Subsidiary"), with Aadi Subsidiary surviving as a wholly owned subsidiary of ours (the "Merger"). Upon the closing of the Merger, we changed our name from "Aerpio Pharmaceuticals, Inc." to "Aadi Bioscience, Inc." and the name of Private Aadi was changed from "Aadi Bioscience, Inc." to "Aadi Subsidiary, Inc."

In connection with the FYARRO Divestiture, KAKEN acquired 100% of the outstanding shares of capital stock of Aadi Subsidiary. On March 18, 2025, in connection with such transaction, we changed our name from "Aadi Bioscience, Inc." to "Whitehawk Therapeutics, Inc."

Since March 2025, our principal executive offices have been located at 2 Headquarters Plaza, East Building, 11th Floor, Morristown, NJ 07960. Prior to March 2025, our principal executive offices were located at 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California 90272. We maintain a website at www.whitehawktx.com, to which we regularly post copies of our press releases as well as additional information about us. Our filings with the Securities and Exchange Commission (the "SEC") will be available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website does not constitute a part of this Annual Report on Form 10-K or any of our other filings with the SEC unless specifically incorporated herein by reference. In addition, our filings with the SEC may be accessed through the SEC's Electronic Data Gathering, Analysis, and Retrieval system at http://www.sec.gov. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

Item 1A. Risk Factors

Investing in our common stock involves significant risks, some of which are described below. In evaluating our business, investors should carefully consider the following risk factors. These risks and uncertainties summarized above and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem immaterial may also impair our business operations. Please see page 2 of this Annual Report for a discussion of some of the forward-looking statements that are qualified by these risk factors. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect our company and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. These risks include, but are not limited to, the following:

- We are a preclinical-stage biopharmaceutical company, have a limited operating history and have three preclinical products in development, which may make it difficult for you to evaluate our current business and likelihood of success and viability.

- We have incurred significant net losses since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

- Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development and commercialization of the ADC Therapies and any other product candidates that we may develop.

- We will require additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

- We may be unable to obtain United States or foreign regulatory approval for the ADC Therapies or any other product candidates that we may develop and, as a result, may be unable to commercialize any such product candidates and in such event our business will be substantially harmed.

- We may not be successful in growing our product pipeline through acquisitions and in-licenses.

- We contract with qualified third parties for the production of preclinical product supplies, and expect to continue to do so for supplies needed for clinical trials. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of product supplies to meet demand or otherwise or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

- If we cannot replicate the results from our earlier preclinical studies and clinical trials of our product candidates in our later preclinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our product candidates.

- If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our regulatory submissions or receipt of necessary regulatory approvals could be delayed or prevented.

- We have limited resources and are currently focusing our efforts on developing the ADC Therapies for particular indications. As a result, we may fail to capitalize on other indications or product candidates that may ultimately prove to be more profitable or to have a greater likelihood of success.

- We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or achieve regulatory approval before we do or that are more effective, safer or less expensive than the products we develop, our commercial opportunities will be negatively impacted.

- The market opportunities for the ADC Therapies and other product candidates we may develop, if approved, may be limited to certain smaller patient subsets.

- Our success is highly dependent on our ability to attract and retain highly skilled executive officers, key scientific personnel and employees. If we fail to attract and retain such personnel, we may be unable to continue to successfully develop or commercialize our product or any future product candidates or otherwise implement our business plan, including consummating potential strategic transactions.

- Our success depends on our ability to protect and strengthen our intellectual property and our proprietary technologies, including our ability to obtain patent term extension for our product or any future product candidates.

- We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

- We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials and those third parties may not perform satisfactorily.

- Our business is subject to the risks associated with doing business in China.

- U.S.-China trade relations may adversely impact our supply chain operations and business.

- Litigation and legal proceedings may substantially increase our costs and harm our business, irrespective of outcome, including any securities class action litigation that might occur in connection with potential strategic transactions.

- Our stock price is volatile.

Risks Related to Our Business, Financial Condition and Capital Requirements

We are a preclinical-stage biopharmaceutical company, have a limited operating history and had a single product approved for commercial sale that we have divested, which may make it difficult for you to evaluate our current business and likelihood of success and viability.

We are a preclinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We had a single product, FYARRO, approved for commercial sale by the FDA in November 2021 and launched commercially in the United States for treatment of advanced malignant PEComa in February 2022. In March 2025, we divested FYARRO pursuant to a Stock Purchase Agreement (the "Divestiture Agreement"), dated December 19, 2024, with KAKEN INVESTMENTS INC., a Delaware corporation ("KAKEN"), KAKEN PHARMACEUTICAL CO., LTD, and Aadi Subsidiary, Inc., a Delaware corporation and our former wholly owned subsidiary and the operating company for the FYARRO Business ("Aadi Subsidiary"). We recently entered into an intellectual property license agreement (the "License Agreement") with WuXi Biologics (Shanghai FX) Co., Ltd. ("WuXi Biologics") for the development and global commercialization of the ADC Therapies targeting clinically validated, broadly overexpressed tumor antigens in high potential cancer indications with significant unmet need. Accordingly, we continue to incur significant research and development and other expenses related to such ongoing operations. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing biopharmaceutical products.

To date, we have devoted substantially all of our resources to research and development activities, business planning, establishing and maintaining our intellectual property portfolio, the commercialization of FYARRO, hiring personnel, raising capital and providing general and administrative support for these operations.

We just recently acquired the ADC Therapies and have not commenced clinical trials with the product candidates. As a result, it may be more difficult for you to accurately predict our likelihood of success and viability than it could be if we had a longer operating history. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by preclinical-stage biopharmaceutical companies in rapidly evolving fields.

We have incurred significant net losses since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

We have incurred significant net losses since our inception, have only generated revenue from product sales for a portion of our operating history (February 2022 through March 2025), and have financed our operations principally through private placements and public offerings of our securities, federal grants and proceeds from licenses. Our net loss was $20.6 million and $63.7 million for the years ended December 31, 2025 and 2024, respectively. We had an accumulated deficit of $353.3 million as of December 31, 2025, and $332.7 million as of December 31, 2024. These losses have resulted primarily from costs incurred in connection with research and development activities, costs incurred in connection with developing and commercializing FYARRO and general and administrative costs associated with our operations. As a result of our acquisition of the ADC Therapies, we expect to continue to incur significant selling, general and administrative expenses as well as research and development expenses related to our ongoing operations, including, identifying and designing additional product candidates, conducting preclinical studies and clinical trials for our product candidates, and navigating the regulatory approval process for the ADC Therapies and any future product candidates. Although we expect our expenses to decrease overall given the divestiture of FYARRO, including related commercial and clinical expenses, and headcount reductions, the amount of our future expenses and potential losses is uncertain.

Even if we succeed in receiving regulatory approval for and commercializing one or more of our current and future product candidates, we expect to continue to incur significant expenses and increasing operating losses over the next several years and for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital, our ability to fund the development of our product candidates, our ability to achieve and maintain profitability and the performance of our stock.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development and commercialization of the ADC Therapies and other product candidates that we may develop.

Our ability to generate product sales depends on our ability, alone or with strategic collaboration partners, to obtain the regulatory and marketing approvals necessary to successfully complete discovery, development and eventual commercialization of one or more of the ADC Therapies or any future product candidates, and commercialize any such product candidates, if approved, in foreign jurisdictions. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue and achieve profitability depends significantly on our ability, or any current or future collaborator's ability, to achieve several objectives, including, but not limited to:

- demonstrating the safety and efficacy of the ADC Therapies to the satisfaction of the FDA and obtaining regulatory approval for ADC Therapies and for any other product candidates that we may develop, if any, for which there is a commercial market;

- launching and successfully commercializing the ADC Therapies or any other product candidates that we may develop following any regulatory approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

- maintaining a commercially viable supply of, and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for the ADC Therapies or any other product candidates that we may develop, if approved;

- completing development activities successfully and on a timely basis;

- our ability to complete investigational new drug ("IND") application enabling studies and successfully submit INDs or IND supplements or comparable applications, which become effective without any objections by the FDA or comparable regulatory authorities before commencing a clinical trial for the ADC Therapies and any future product candidates;

- establishing and maintaining relationships with contract research organizations ("CROs") and clinical sites for the future clinical development of the ADC Therapies and any other future product candidates that we may develop;

- timely receipt of regulatory approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

- developing or contracting for an efficient and scalable manufacturing process for the ADC Therapies and any future product candidates, including obtaining finished products that are appropriately packaged for sale;

- following regulatory approval, negotiating and maintaining an adequate price for the ADC Therapies or any future product candidates, both in the United States and in foreign countries where our products are commercialized;

- a continued acceptable safety profile following any regulatory approval of product candidates;

- commercial acceptance of product candidates by patients, the medical community and third-party payors;

- obtaining coverage and adequate reimbursement by third-party payors for any product candidates;

- satisfying any required post-regulatory approval commitments to applicable regulatory authorities; identifying, assessing and developing new product candidates;

- obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

- protecting our rights in our intellectual property portfolio;

- defending against third-party interference or infringement claims, if any;

- entering into and maintaining, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize the ADC Therapies and any future product candidates; and

- addressing any competing therapies and technological and market developments and attracting, hiring and retaining qualified personnel.

We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease our value and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business or continue our operations and could cause a decline in the value of our common stock.

We will require additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect this will continue as a result of our ongoing and planned activities, particularly the clinical development of the ADC Therapies. Our expenses could increase beyond our current expectations if we are required by the FDA, the European Medicines Agency (the "EMA") or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate, or if there are any delays in any of our clinical trials or the development of any future product candidates. Other unanticipated costs may also arise. In addition, even if we obtain regulatory approval for the ADC Therapies or any other product candidates that we may develop, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution activities and ongoing compliance activities. We cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and, if approved, commercialize the ADC Therapies or any other product candidates we may develop. In addition, we have incurred, and will continue to incur, additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We plan to use our cash, cash equivalents and short-term investments to fund the clinical development of the ADC Therapies, for manufacturing operations and to fund our other research for other product candidates and development activities, as well as for working capital and other general corporate purposes. Advancing the development of the ADC Therapies and any future product candidate will require a significant amount of capital. Our existing cash, cash equivalents and short-term investments will not be sufficient to fund all of the activities that are necessary to complete the development of the ADC Therapies and any future product candidates.

We will be required to obtain further funding to support our continuing operations through public or private equity offerings, debt financings, third-party funding, marketing and distribution arrangements, collaborations with third parties and licensing arrangements or other sources or a combination of these approaches, which may dilute our stockholders or restrict our operating activities. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop the ADC Therapies or any other product candidates we may develop, if approved. Adequate additional financing may not be available to us in sufficient amounts or on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders' ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect stockholder rights and the possibility of such issuance may cause the market price of our shares to decline. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect the conduct of our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to certain of our technologies or our product candidates, or grant licenses on terms that are not favorable to us, which may have a material adverse effect on our business, operating results and prospects. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from rising inflation and interest rates, monetary policy changes, the implementation of tariffs, the conflicts in Ukraine and the Middle East, and otherwise. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to significantly delay, reduce the scope of, suspend or eliminate one or more of our research or development programs, clinical trials or future commercialization efforts.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Following the FYARRO Divestiture, we do not have any approved products and our pipeline is comprised solely of preclinical and clinical assets. The ADC Therapies are early in development. Going forward, our business will depend on our ability to advance our current and future product candidates through preclinical studies and clinical trials and obtain regulatory approval of our product candidates, which may fail in development or suffer delays that adversely affect their commercial viability.

Following the FYARRO Divestiture, we do not have any approved products and our pipeline is comprised solely of preclinical and clinical assets. Going forward, our business and future operating results will be dependent on our ability to successfully advance, develop and obtain regulatory approval for and/or commercialize our current and future product candidates and discover or in-license additional preclinical or clinical assets. Our ability to generate product or other revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur.

Prior to initiating clinical trials of our product candidates, we need to complete IND-enabling studies and file an IND or similar application to the FDA or regulatory authorities in other jurisdictions. We submitted INDs with respect to HWK-007 and HWK-016 in the fourth quarter of 2025 and we expect to submit an IND for HWK-206 in mid-2026 but we may not be able to file such IND on the timeline we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory clearance for our trials may prevent us from developing product candidates on a timely basis, if at all. A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical studies or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate. If we experience failures, setbacks or delays in our preclinical studies, clinical trials, manufacturing or regulatory efforts, our business may be materially harmed.

The success of other product candidates we may develop will depend on many factors, including the following:

- generating sufficient preclinical data to support the initiation of clinical trials;

- obtaining regulatory permission to initiate clinical trials;

- contracting with the necessary parties to conduct preclinical studies and clinical trials;

- successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

- the timely manufacture of sufficient quantities of a product candidate for use in clinical trials; and

- generating sufficient safety and efficacy data to warrant continued development and which are satisfactory to the FDA or any other regulatory authority for marketing approval.

Even if we successfully advance any of the ADC Therapies or other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this "Risk Factors" section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from any product candidates.

Through the License Agreement, we have transitioned to a new pipeline and are pursuing different targets and indications from those we have historically pursued, which has risks.

We are in-licensing the ADC Therapies, which are focused on new targets and indications that are different from the targets and indications for FYARRO. Transitioning to a new product candidate pipeline has many risks, including the ability to obtain sufficient capital to cover expenses to fund operations. These risks may be further exacerbated by the FYARRO Divestiture, as FYARRO has historically been our only source of revenue. The ADC Therapies represent a new pipeline with new targets and indications from historical current clinical pipeline and FYARRO. As a result, we have competitors that are better established in the market, have greater experience with such line of business or have greater resources than we do. Furthermore, certain of our current employees may have limited experience with discovery, research and development, preclinical studies and clinical trials relating to ADC Therapies and may have limited experience with respect to other programs we may explore as we seek to expand our pipeline. We may also be required to incur additional costs, including hiring additional personnel or equipment or engaging with new service providers. We may also have issues with the transfer of materials or learnings.

The ADC Therapies have never been tested in humans. They are comprised of antibodies that have never been tested in humans and linker-payloads that are currently in clinical trials run by independent third parties for other indications.

Our product candidates are next-generation ADC Therapies using the same linker-payload designed by Hangzhou DAC and new antibodies designed by WuXi Biologics. Though ADC-based product candidates have been or are currently being evaluated by others in clinical trials using similar targets or the same linker-payload architectures, our product candidates and their antibody components have never been evaluated in human clinical trials. If our product candidates encounter safety or efficacy problems, developmental delays or regulatory issues or other problems, such problems could impact the development plans for our other product candidates because all of our product candidates currently use the same linker-payload architecture.

Additionally, if the ADC Therapies being developed by other third parties that use the same linker-payload as our product candidates encounter safety or efficacy problems, our product candidates may face challenges from a development, regulatory or commercialization perspective. Lack of efficacy, adverse events, undesirable side effects or other adverse results may emerge in clinical trials conducted by third parties investigating a similar product candidate or product candidates using the same or similar linkers, payloads or antibodies. Those adverse results can adversely affect the development, approval and commercialization of our product candidates.

Additionally, WuXi Biologics and Hangzhou DAC may enter into other licenses or collaboration partners that allow more third parties to develop and commercialize product candidates with the same or similar components, thereby increasing these risks. Lastly, the linker payloads may use highly potent cytotoxins and payloads that require special manufacturing and handling, which can pose additional risks.

Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success, which would limit the revenue that we generate from our sales.

Even if our product candidates receive regulatory approval, such approved product candidates may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including, among others:

- the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;
- the timing of market introduction of the product candidate as well as competitive products;
- the clinical indications for which a product candidate is approved;

- restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, if any, which may not be required of alternative treatments and competitor products;

- the potential and perceived advantages of our product candidates over alternative treatments;

- the cost of treatment in relation to alternative treatments;

- the availability of coverage and adequate reimbursement by third-party payors, including government authorities or the willingness of patients to pay out-of-pocket in the absence of third-party payor coverage;

- the availability of an approved product candidate for use as a combination therapy;

- the prevalence and severity of any adverse effects associated with any approved product candidate;

- any restrictions on the use of our product candidates together with other medications;

- relative convenience and ease of administration;

- the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

- the effectiveness of sales and marketing efforts;

- unfavorable publicity relating to our product candidates; and

- the approval of other new therapies for the same indications.

Even if a product candidate is approved, it may never achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, and we may not generate or derive sufficient revenue from that product and our financial results could be negatively impacted. Before granting reimbursement approval, healthcare payors may require us to demonstrate that any product candidates, in addition to treating target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community and third-party payors about the benefits of any product candidates may require significant resources and may never be successful.

The market opportunities for the ADC Therapies and any other product candidates we may develop, if approved, may be limited to certain smaller patient subsets.

Cancer therapies are sometimes characterized by line of therapy (first-line, second-line, third-line, etc.) and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first-line therapy, such as chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. There is no guarantee that product candidates that we develop, even if approved, would be approved for first-line or second-line therapy and, prior to any such approvals, we may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Our projections of addressable patient populations that may benefit from treatment with our product or any future product candidates are based on our estimates, which may prove to be incorrect. Additionally, the potentially addressable patient population for any product candidates may be limited or may not be amenable to treatment with such product. Regulatory approval may limit the market of a product candidate to target patient populations when such biomarker-driven identification and/or highly specific criteria related to the stage of disease progression are utilized. If any of our estimates prove to be inaccurate, the market opportunity for any product candidate that we develop could be significantly diminished and have an adverse material impact on our business.

Even if we obtain significant market share for any future approved product, if the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Any product candidates for which we may obtain regulatory approval, may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any product candidate that receives regulatory approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidate will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize any product candidates that we may develop in the future. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain regulatory approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products, which would include any product candidate for which we may obtain regulatory approval. Market acceptance and sales of any product candidates for which we obtain regulatory approval will depend on reimbursement policies and may be affected by healthcare reform measures. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance. Third-party payors decide which drugs they will pay for and establish reimbursement levels. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the U.S. Department of Health and Human Services ("HHS"). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. Factors that payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under the health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, any product candidate we may develop may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we may commercialize and, if reimbursement is available, what the level of reimbursement will be.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to prescription drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan Act of 2021 (the "American Rescue Plan"), the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at increasing competition for prescription drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D drugs in 2023, negotiations began in 2024, and the negotiated maximum fair price for each drug has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, up to an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, up to 20 additional Part B or Part D drugs will be selected. Various industry stakeholders, including pharmaceutical companies, the U.S. Chamber of Commerce, the National Infusion Center Association, the Global Colon Cancer Association, and the Pharmaceutical Research and Manufacturers of America have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. Further, the current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of Health and Human Services to establish a mechanism through which American patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the U.S. Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the United States. Government agreements with pharmaceutical companies and other measures that use international pricing reference to set drug prices in the United States or increase generic and biosimilar drug entry sooner than expected can have a material adverse effect on our industry, ability to set adequate pricing for new drugs to recover R&D costs, ability to attract potential investors and potential buyers in the future. We cannot predict the full impact of the executive orders focused on reducing prescription drug prices or increasing domestic drug manufacturing capacity, or other measures that may be implemented by the current administration related to drug pricing, drug supply chain and manufacturing in the United States. The impact of ongoing and future judicial challenges as well as future legislative, executive, and administrative actions and agency rules implemented by the current administration on us and the pharmaceutical industry as a whole is unclear. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such laws after obtaining regulatory approval for any of the product candidates that we may develop. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any product candidates that we may develop, if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as any product candidates that we may develop, if approved. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives regulatory approval. To obtain favorable reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of any product candidate that we may develop, if approved, to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for any product candidates that we may develop, if approved. Accordingly, in markets outside the United States, the reimbursement for any other products that we may develop and receive regulatory approval for may be unavailable or reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. If reimbursement is conditioned upon our completion of additional clinical trials, or if pricing is set at unsatisfactory levels, our operating results could be materially adversely affected.

If we are unable to establish or sustain coverage and adequate reimbursement for any product candidates that we may develop, if approved, from third-party payors, the adoption of those other products if approved, the prices of those other products, if approved, and sales revenue from those products if approved will be adversely affected, which, in turn, could adversely affect the ability to market or sell any product candidates that we may develop, if approved. Moreover, coverage policies and third-party payor reimbursement rates, including those of government payors, may change at any time and it is unclear what effect legislative, executive, and administrative actions and any future healthcare measures and agency rules will have on the number of covered individuals. Even if favorable coverage and reimbursement status is attained for one or more product candidates that we may develop for which we receive regulatory approval, it is possible that less favorable coverage policies and reimbursement rates may be implemented in the future.

We may not be able to obtain FDA approval of any future NDA for any other product candidates we may develop.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing and distribution and other possible activities relating to any product candidate that we may develop are subject to extensive regulation in the United States. Prior to the approval of our NDA for FYARRO for advanced malignant PEComa, we had not submitted an application for approval or obtained FDA approval for any product.

Approval of an NDA is not guaranteed. The approval process is expensive and uncertain and may take several years. The FDA and foreign regulatory entities also have substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Data are subject to varying interpretation and the FDA may not agree that our clinical data support that any of our product candidates are safe and effective for the proposed therapeutic use. FDA's Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to help develop and implement strategies to support approvals in the early clinical setting, among other goals. How the FDA plans to implement those goals and their impact on specific clinical programs and the industry are unclear. The FDA's "real-time" release of newly issued Complete Response Letters associated with withdrawn or abandoned applications, if applicable to our product candidates, can materially impact our competitive advantage and intellectual property. Despite the time and expense associated with preclinical studies and clinical trials, failure can occur at any stage, and we could encounter problems that require us to repeat or perform additional preclinical studies or clinical trials or generate additional chemistry, manufacturing and controls data, including drug product stability data. The FDA and similar foreign authorities could delay, limit or deny approval of a product candidate, and may ultimately approve the product for narrower indications or with unfavorable labeling that would impede our commercialization of the drug.

Approval procedures vary among countries and can involve additional product testing and additional administrative review periods, including obtaining reimbursement and pricing approval in select markets. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated, risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.

Failure to obtain marketing approval in international jurisdictions would prevent any product candidates that we may develop, if approved, from being marketed abroad.

In order to market and sell our products in the European Union and in any other foreign jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, failure to obtain approval in one jurisdiction may impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize any product candidates that we may develop, if approved, in any market.

A variety of risks associated with marketing any product candidates we may develop, if approved, internationally could affect our business.

We may seek regulatory approval for product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

- differing regulatory requirements in foreign countries;

- the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market with low or lower prices rather than buying them locally;

- unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the United States Foreign Corrupt Practices Act ("FCPA") or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from geo-political actions, including war and terrorism.

In addition, recent conflicts in Ukraine and the Middle East have led to, and could continue to lead to, disruption, instability and volatility in global markets and industries that could negatively impact our operations. For example, the U.S. government and other governments in jurisdictions in which we may operate in the future have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect our business, supply chain, business partners or customers.

These and other risks associated with our international operations may compromise our ability to achieve or maintain profitability.

The preclinical studies and clinical trials for the ADC Therapies or any other product candidates that we may develop may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results, which would prevent, delay, or limit the scope of development, regulatory approval and commercialization.

Before obtaining regulatory approval from the FDA, EMA or other foreign regulatory authorities for the sale of product candidates that we may develop, we, among other requirements, may need to complete preclinical development and extensive clinical trials to demonstrate with substantial evidence the safety and efficacy of such product candidates. Each product candidate must demonstrate an adequate risk versus benefit profile in our intended patient population and for our intended use. Drug product must also be manufactured and tested in accordance with regional regulatory requirements which may differ from region to region. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is inherently uncertain. A failure of one or more preclinical studies or clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies in the biopharmaceutical industry that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their products. Our current or future clinical trials may not ultimately be successful or support further clinical development of the ADC Therapies or any other product candidates we may develop.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or our ability to commercialize any product candidates we may develop, including:

- receipt of feedback from regulatory authorities that require us to modify the design of our clinical trials;

- negative or inconclusive clinical trial results that may require us to conduct additional clinical trials or abandon certain drug development programs;

- the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated or participants dropping out of these clinical trials at a higher rate than anticipated;

- clinical trial sites or our CRO failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- the suspension or termination of our clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that our product candidates have undesirable side effects or other unexpected characteristics;

- the cost of clinical trials of our product candidates being greater than anticipated;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates being insufficient or inadequate; and

- delays due to health epidemics, such as the COVID-19 pandemic, including starting any clinical trials for other indications or programs.

For example, we initiated our PRECISION1 Phase 2 study of FYARRO in malignant solid tumors harboring *TSC1* and *TSC2* inactivating alterations based on exploratory data from our completed Phase 2 registrational study, Advanced Malignant PEComa Trial ("AMPECT trial"), and data for FYARRO in other solid tumors with *TSC1* and *TSC2* inactivating alterations. In August 2024, we had to halt, and subsequently wind-down, the PRECISION1 trial based on interim data and the related analysis by the Independent Data Monitoring Committee, which determined that the study was unlikely to exceed an efficacy threshold necessary to support an accelerated approval, the key goal of the study. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA, and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Additionally, we are aware of several other approved and clinical-stage antibody drug conjugates products being developed by multiple other companies, and, as such, the development of the ADC Therapies and our stock price may be impacted by inferences, whether correct or not, that are drawn between the success of our product candidates and those of other companies' antibody drug conjugates products. Regulatory authorities may also limit the scope of later-stage trials until we have demonstrated satisfactory safety and efficacy results, which could delay regulatory approval, limit the size of the patient population to which we may market our product candidates, or prevent regulatory approval.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our products in clinical trials may have received surgical, radiation and chemotherapy treatments and/or may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our products. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any product candidates we may develop. If we are required to conduct additional clinical trials or other testing of any future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of any product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may (i) incur unplanned costs, (ii) be delayed in seeking and obtaining regulatory approval for respective indications, if we receive such approval at all, (iii) receive more limited or restrictive regulatory approval for respective indications, (iv) be subject to additional post-marketing testing requirements or (v) have the drug removed from the market after obtaining regulatory approval. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use any product candidates, which may also limit their commercial potential.

Any product candidates that we may develop may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that could delay or prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If any product candidates that we may develop is associated with serious adverse events or other undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs, we may need to conduct additional studies to further evaluate their safety, interrupt, delay or abandon their development or halt clinical trials or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in a more restrictive label, delay or denial of regulatory approval or potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of any affected product candidate, could substantially increase the costs of commercializing our product(s), and significantly impact our ability to successfully commercialize any product candidates that we may develop, if approved, and generate revenues, and may harm our business, financial condition and prospects significantly.

Any product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory agencies. Patients treated with product candidates that we may develop may also be undergoing surgical, radiation and/or chemotherapy treatments, which can cause side effects or adverse events that are unrelated to the product candidates but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients' illnesses.

If further significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an institutional review board may suspend or terminate clinical research at any time for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development.

Even if the side effects do not preclude the product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Further, if any product candidate that we may develop obtains regulatory approval, toxicities associated with such product candidates and not seen during clinical testing may also develop after such approval and lead to a requirement to (i) conduct additional clinical safety trials, (ii) add additional contraindications, warnings and precautions to the drug label, (iii) significantly restrict the use of the product, (iv) change the way the product is distributed or administered, (v) implement a risk evaluation and mitigation strategy, or create a medication guide outlining the risks of such side effects for distribution to patients, or (vi) suspend or withdraw the product from the market. We cannot predict whether any product candidates that we may develop will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

Results from early preclinical studies and clinical trials of the ADC Therapies or any other product candidates that we may develop are not necessarily predictive of the results of later preclinical studies and clinical trials of such product candidates. If we cannot replicate the results from our earlier preclinical studies and clinical trials in our later preclinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize any product candidates.

Any results from early preclinical studies and clinical trials of product candidates that we may develop may not necessarily be predictive of the results from later preclinical studies and clinical trials. Similarly, even if we are able to complete preclinical studies and clinical trials according to our current development timeline, the results from such preclinical studies and clinical trials may not be replicated in subsequent preclinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.

We are subject to risks relating to open-label clinical trials.

Some of our future clinical trials may utilize an open-label study design and may be conducted at a limited number of clinical sites on a limited number of patients. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to biases, including a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open- label trial may not be predictive of future clinical trial results with any product candidates when studied in a controlled environment with a placebo or active control.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available or as additional analyses are conducted and are subject to audit,

independent radiographic or clinical review, and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. Preliminary data is based on a preliminary analysis of then available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report tumor responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit, independent radiographic or clinical review, and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

In addition, the information we choose to publicly disclose regarding a particular clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any product candidates that we may develop may be harmed, which could harm our business, financial condition, results of operations and prospects.

Adverse results of clinical trials conducted by third parties investigating the same product candidates as us in different territories could adversely affect our development of such product candidate.

Lack of efficacy, adverse events, undesirable side effects or other adverse results may emerge in clinical trials conducted by third parties investigating our approved product or the same product candidates as us in different territories for the same or different indications. For example, we may in the future enter into collaborations for the development and commercialization of the ADC Therapies or other product candidates that we may develop in certain foreign jurisdictions. As part of these collaborations, we may grant such collaboration partners with the right to develop and commercialize the same compounds licensed to us, including the ADC Therapies, in such foreign jurisdictions. As a result, we may not have control over clinical trials or development programs of such third parties that we may collaborate with in the future, and any adverse findings or unexpected side effects from such third party's conduct of clinical trials could adversely affect our development and commercialization of the ADC Therapies, if approved, or the viability of the ADC Therapies as a product candidate. We may be required to report these adverse events or unexpected side effects to the FDA or comparable foreign regulatory authorities, which could, among other things, order us to cease further development of the ADC Therapies.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our regulatory submissions or receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for the ADC Therapies or any future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial's conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Our ability to identify and enroll eligible patients for clinical trials may be limited or may result in slower enrollment than we anticipate. In particular, because we are focused on patients with specific genetic alterations for certain of our development programs, our ability to enroll eligible patients may be limited or may result in slower enrollment than anticipated. We may also engage third parties to develop companion diagnostics for use in our clinical trials, but such third parties may not be successful in developing such companion diagnostics, furthering the difficulty in identifying patients with the targeted genetic alterations for our clinical trials. If our strategies for patient identification prove unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for the ADC Therapies or other product candidates.

Patient enrollment may be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as the ADC Therapies or any future product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors' product candidates.

Also, marketing authorization of competitors in this same class of drugs may impair our ability to enroll patients into our clinical trials, delaying or potentially preventing us from completing recruitment for one or more of our trials. Patient enrollment and retention for clinical trials may be affected by other factors, including:

- size and nature of the patient population;

- severity of the disease under investigation;

- availability and efficacy of approved drugs for the disease under investigation;

- patient eligibility criteria for the trial in question as defined in the protocol or as mandated by regulatory agencies;

- perceived risks and benefits of the product candidate under study;

- clinicians' and patients' perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates, including any new products that may be approved or other product candidates being investigated for the indications we are investigating;

- the ability to recruit clinical study investigators with the appropriate competencies and experience;

- clinicians' willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in our clinical trials;

- patient referral practices of physicians;

- the ability to obtain and maintain patient consents;

- the ability to monitor patients adequately during and after treatment;

- proximity and availability of clinical trial sites for prospective patients; and

- factors we may not be able to control, such as current or potential pandemics that may limit patients, principal investigators or staff or clinical site availability (e.g., the COVID-19 pandemic).

Our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Furthermore, any negative results we may report in clinical trials of the ADC Therapies or any future product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials we are conducting. Similarly, negative results reported by our competitors about their ADC drug candidates may negatively affect patient recruitment in our clinical trials. Enrollment delays in our clinical trials may result in increased development costs for the ADC Therapies and any other product candidates that we may develop and jeopardize our ability to obtain regulatory approval for such product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, there is a risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, may not survive the full terms of the clinical trials. As a result, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods. In addition, we rely on clinical trial sites to ensure timely conduct of our clinical trials and, while we have entered into agreements governing their services, we are limited in our ability to compel their actual performance.

We may develop product candidates in combination with other therapies, which exposes us to additional risks.

We may develop product candidates, in combination with one or more currently approved or unapproved therapies to treat cancer or other diseases. Patients may not be able to tolerate product candidates in combination with other therapies or dosing of product candidates in combination with other therapies may have unexpected consequences. Even if any of our product candidates that we develop in the future were to receive regulatory approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with such products, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for product candidates, the FDA, EMA or comparable foreign regulatory authorities in other jurisdictions requiring additional clinical trials, or our own products being removed from the market or being less successful commercially.

We may also evaluate product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell product candidate in combination with any such unapproved therapies that do not ultimately obtain regulatory approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or revoke their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we choose to evaluate in combination with product candidate, we may be unable to obtain approval of or successfully market product candidates we develop. These unapproved therapies face the same risks described with respect to product candidates currently in development, including serious adverse effects and delays in their clinical trials. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing product candidates for use in combination. Any setbacks in these companies' clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of product candidates that we may develop in the future.

Additionally, if the third-party providers of therapies or therapies in development used in combination with product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of product candidates, if approved, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We face substantial competition in oncology and in the ADC field, and if our competitors develop and market technologies or products more rapidly than we do or achieve regulatory approval before we do or that are more effective, safer or less expensive than the products we develop, our commercial opportunities will be negatively impacted.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody- and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field, including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our products and product candidates, including, but not limited to, AbbVie, Daiichi Sankyo, Day One Biopharmaceuticals, Eli Lilly, Genmab, GlaxoSmithKline, Gilead, Kelun, Mersana, Sanofi, Roche, Pfizer, Zymeworks, Ideaya, and Biocytogen. There are hundreds of ADCs in development, the vast majority of which are being developed for the treatment of cancer.

Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current products and product candidates and will face competition with respect to any products and product candidates that we may seek to develop or commercialize in the future. We expect changes to the treatment paradigm, including potential new entrants and new approvals across the lines of therapies. New technologies, procedures or treatments could change the patient population and their eligibility to use our product candidates, raise expectations regarding safety and efficacy results that are necessary for regulatory approval and, if approved, adoption by the medical community, or otherwise render our products and product candidates obsolete and there can be no assurance that our products and product candidates would be able to compete effectively. If we are unable to compete with these new treatment options, physicians may not utilize our products and our future revenues and estimates may be negatively impacted.

Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Any potential competitors may have significantly greater financial, manufacturing, marketing, drug development, technical and human resources, and commercial expertise than us. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in the field before us.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that we may develop and commercialize. Our competitors also may obtain regulatory approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for our products, which could result in our competitors establishing a strong market position before we are able to enter the market. The product candidates we may develop which achieve regulatory approval, may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of any product candidates we may develop, if approved, could be adversely affected.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical studies and clinical trials to regulatory approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such material changes will require regulatory approval before implementation and carry the risk that they will not achieve these intended objectives. Any of these changes could cause any product candidate that we may develop to perform differently and affect the results of clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize any product candidates that we may develop, if approved, and generate revenue.

We may not be successful in growing our product pipeline through acquisitions and in-licenses.

We believe that accessing external innovation and expertise is important to our success; and while we plan to leverage our leadership team's prior business development experience as we evaluate potential in-licensing and acquisition opportunities to further expand our portfolio, such as with the in-license of the ADC Therapies, we may not be able to identify suitable licensing or acquisition opportunities, and even if we do, we may not be able to successfully secure such licensing and acquisition opportunities. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We may also be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully license or acquire additional product candidates to expand our portfolio, our pipeline, competitive position, business, financial condition, results of operations, and prospects may be materially harmed.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have a material adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims might be brought against us by patients, healthcare providers, or others selling or otherwise coming into contact with any product candidates that we may develop. For example, we may be sued if the ADC Therapies or any other product candidates that we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend against them, we could incur substantial liabilities. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our (or third-party) manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management's time and our resources and substantial monetary awards to trial participants or patients. Although we have obtained product liability insurance coverage, our insurance coverage may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain or maintain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources. A product liability claim or series of claims brought against us could also cause our stock price to decline.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

If the FDA does not conclude that a product candidate and/or new indications satisfy the requirements under the 505(b)(2) regulatory pathway, or if the requirements for such product candidate and/or new indications under Section 505(b)(2) are not as we expect, the approval pathway for such product candidates and/or new indications may take longer, cost more or entail greater complications and risks than anticipated, which may delay or prevent the approval of a product candidate and/or new indications for commercial use.

We submitted a Section 505(b)(2) NDA to the FDA in May 2021 for FYARRO for the treatment of advanced malignant PEComa, and the FDA approved the NDA on November 22, 2021. However, we may not be successful in obtaining FDA approval under 505(b)(2) regulatory pathway for the ADC Therapies or any other product candidates that we may develop.

Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (the "FDCA") was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Amendments") and permits the submission of an NDA where at least some of the information required for approval comes from preclinical studies or clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The FDA interprets Section 505(b)(2) of the FDCA to permit the applicant to rely upon the FDA's previous findings of safety and efficacy for an approved product. The FDA requires submission of information needed to support any changes to a previously approved drug, such as published data or new studies conducted by the applicant or clinical trials demonstrating safety and efficacy. The FDA is not required to meet the PDUFA goal date, and the FDA could require additional information to sufficiently demonstrate safety and efficacy to support approval. Moreover, even if any new indication or product candidate is approved under the Section 505(b)(2) regulatory pathway, the approval may be subject to limitations on the indicated uses for which we may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

We may be unable to obtain United States approval for product candidates that we may develop or foreign regulatory approval for product candidates that we may develop and, as a result, may be unable to commercialize any product candidates and in such event our business will be substantially harmed.

The ADC Therapies and other product candidates that we may develop are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be approved for marketing. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. we cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.

The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable and requires successful completion of extensive clinical trials which typically takes many years, depending upon numerous factors, including the type, complexity and novelty of the product candidate. The standards that the FDA and our foreign counterparts use when evaluating clinical trial data can, and often does, change during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Under the new leadership at the HHS under the current administration, agency reorganization, mass layoffs due to the reduction in force initiative and other measures implemented by the Department of Government Efficiency may impact the normal operations of the FDA as well as other federal agencies. FDA may lack adequate staff and resources to meet current review, approval, and inspection schedules, which could delay our anticipated timelines. In January 2025, an executive order entitled "Unleashing Prosperity Through Deregulation", was issued which calls for at least 10 existing regulations to be repealed whenever an executive department or agency publicly proposes for notice and comment or otherwise promulgates a new regulation. It is unclear how our industry and our clinical programs will be impacted by policies and regulations implemented under the new administration and FDA commissioner, or other executive orders. Recent developments at the FDA include implementation of Elsa, a generative AI tool, across all centers at the agency, announcement of a plan to phase out animal testing for monoclonal antibodies and certain other drugs, and the announcement of a new Commissioner's National Priority Voucher program to companies supporting certain U.S. national health priorities and interests. FDA has also increased its scrutiny of foreign drug manufacturing facilities and other contractors based in China, especially with respect to the transfer of biological materials, genetic data, and other sensitive data of American patients to parties located in China. There is significant uncertainty in the industry and how federal agencies like the FDA will change in the coming years under the new administration. To the extent the agency reorganization and other agency changes lead to disruptions in FDA's operations, our correspondence and regulatory review processes with the FDA may be materially delayed.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from any particular product candidates we are developing and for which we are seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market, promote and advertise the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a Risk Evaluation and Mitigation Strategy ("REMS") plan as part of approving an NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for product candidates that we may develop, we will be unable to generate product revenue, and our business will be substantially harmed.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Even if we eventually complete clinical testing and receive approval for any product candidates that we may develop, the FDA, EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the product's commercial potential. Other than FYARRO, we have not obtained regulatory approval for any product candidate, and it is possible that none of our current or future product candidates will ever obtain regulatory approval.

Further, regulatory approval may be delayed for reasons beyond our control. For example, events such as a United States federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018, 2019, 2025, and 2026 or the diversion of resources to handle the COVID-19 public health emergency and pandemic, may result in significant reductions to the FDA's budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to obtain regulatory approval for our product candidates. Finally, our competitors may file citizens' petitions with the FDA in an attempt to persuade the FDA that our product candidates, or the clinical trials that support their approval, contain deficiencies. Such actions by our competitors could delay or even prevent the FDA from approving any of our NDAs.

Applications for any future product candidates could fail to receive regulatory approval for many reasons, including the following:

- the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

- the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe or effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude us from obtaining regulatory approval or prevent or limit commercial use;

- the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

- the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that our product candidate's risk-benefit ratio for our proposed indication is acceptable;

- the FDA, EMA or other comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

- the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests for our product candidates, if required; and

- the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in us failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Our clinical trials have been and may in the future be undertaken in the United States. We may choose to conduct additional clinical trials internationally as well. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for regulatory approval in foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

We are subject to risks relating to regulatory uncertainty in foreign jurisdictions.

Brexit and uncertainty in the regulatory framework as well as future legislation in the United Kingdom, European Union, and other jurisdictions can lead to disruption in the execution of international multi-center clinical trials, the monitoring of adverse events through pharmacovigilance programs, the evaluation of the benefit-risk profiles of new medicinal products, and determination of marketing authorization across different jurisdictions. Uncertainty in the regulatory framework could also result in disruption to the supply and distribution as well as the import/export both of active pharmaceutical ingredients and finished product. Such a disruption could create supply difficulties for future clinical trials. The cumulative effects of the disruption to the regulatory framework, uncertainty in future regulation, and changes to existing regulations may increase our development lead time to marketing authorization and commercialization of products in the European Union and/or the United Kingdom and increase our costs. We cannot predict the impact of such changes and future regulation on our business or the results of our operations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. The regulatory approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States, as well as other risks. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of a product candidate will be harmed.

Following Brexit, to the extent we conduct any operations in the United Kingdom, we will be subject to applicable regulatory requirements in the United Kingdom. Although the United Kingdom is no longer a member of the European Union, European Union law remains applicable in Northern Ireland, as set forth in the Protocol on Ireland and Northern Ireland and as amended by the Windsor Framework, which was implemented in Northern Ireland on January 1, 2025. There are a number of new marketing authorization routes available in the United Kingdom, Great Britain (England, Scotland and Wales) or Northern Ireland, in addition to the national procedure. As with the European Union position, a company can only start to market a medicine in the United Kingdom once it has received a marketing authorization. The main legislation that applies to clinical trials in the United Kingdom is the UK Medicines for Human Use (Clinical Trials) Regulations 2004, which transposes the Clinical Trials Directive into domestic law. Consequently, the requirements and obligations that relate to the conduct of clinical trials in the United Kingdom currently remain largely aligned with the European Union position. It is unclear how future regulatory regime in the United Kingdom will impact regulations of products, manufacturers, and approval of product candidates in the United Kingdom. In the immediately foreseeable future, the United Kingdom regulatory approval process is likely to remain similar to that applicable in the European Union, albeit that the processes for applications will be separate. Longer term, the United Kingdom is likely to develop its own legislation that diverges from that in the European Union.

The ADC Therapies and any other product candidate we may develop for which we obtain marketing approval for could be, subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we or our collaborators fail to comply with regulatory requirements or if we or our collaborators experience unanticipated problems with any product candidate we may develop when and if any of them are approved.

The ADC Therapies and any other product candidate we may develop in the future for which we obtain marketing approval could be, subject to a comprehensive regulatory scheme, which includes the regulation of manufacturing processes, post-approval clinical data, labeling, advertising, marketing, distribution and promotional activities for such product, by the FDA and other regulatory authorities. The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug. For example, the FDA may require the submission of a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any REMS required by the FDA may lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current good manufacturing practices ("cGMPs"), good laboratory practices ("GLPs") and good clinical practices ("GCPs") for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

If marketing approval of the ADC Therapies and any other product candidate we may develop is granted, such product candidates may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS, which could involve requirements for, among other things, a medication guide, special training for prescribers and dispensers, and patient registries. We may be required, as a condition of approval of an NDA for a product candidate, to conduct certain post-marketing requirements ("PMR") and/or post-marketing commitments ("PMC"). If we fail to comply with the PMR and/or PMC, the FDA may take enforcement actions, which may include, among other things, the issuance of a Warning Letter and assessing civil monetary penalties. The product may also be deemed misbranded.

If any product candidate that we may develop in the future receives marketing approval they may, have a label that limits their approved uses, including more limited subject populations, than we request, and regulatory authorities may require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, which could limit sales of the product.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of products to ensure products are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use and if we do not market our prodrug products, if any, for their approved indications, we may be subject to enforcement action for off-label marketing.

Violations of the Federal Food, Drug and Cosmetic Act relating to the promotion of prescription drugs may lead to a number of actions and penalties, including warning letters, cyber letters, or untitled letters, adverse publicity, the requirement for dear-health-care-provider letters or other corrective information, fines and other monetary penalties, civil or criminal prosecution, including False Claims Act liability, restrictions on our operations and other operating requirements through consent decrees or corporate integrity agreements, debarment, exclusion from participation in federal health care programs and refusal of government contracts or future orders under existing contracts, among other consequences.

We will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may have negative consequences, including:

- adverse inspection findings;

- additional warnings or otherwise restrict the product's indicated use, label, or marketing;

- restrictions on a product, distribution, manufacturers or manufacturing processes;

- issuance of warning letters, safety alerts, dear-healthcare-provider letters, press releases or other communications containing warnings regarding the product that would result in adverse publicity;

- voluntary or mandatory product recalls and publicity requirements or withdrawal of a product from the market;

- suspension or withdrawal of marketing or regulatory approvals or other permits or voluntary;

- product seizures, detentions or import bans;

- total or partial suspension of production;

- imposition of restrictions on operations, including costly new manufacturing requirements;

- requirement to establish or modify a REMS;

- requirement to conduct post-marketing studies or surveillance;

- restrictions on drug distribution or use;

- requirements to conduct post-marketing studies or clinical trials;

- refusal to approve pending applications or supplements to approved applications that we submit and other delays;

- delays in or the rejection of approvals of additional indications for a product;

- restrictions on our ability to conduct clinical trials, including full or partial clinical holds on, or the suspension or termination of, future trials;

- fines, restitution or disgorgement of profits or revenue;

- reputational harm;

- refusal of government contracts or future orders under existing contracts, exclusion from participation in federal health care programs; or

- injunctions or the imposition of civil or criminal penalties, including False Claims Act liability.

The holder of an approved NDA or comparable regulatory approval must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process and the FDA or comparable foreign regulatory authority may refuse to approve pending applications or supplements to approved applications filed by us.

The occurrence of any event or penalty described above may inhibit our ability to commercialize any product candidates that we may develop, if approved, and generate revenue. If regulatory sanctions are applied or if regulatory approval is withdrawn, our value and operating results will be adversely affected.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If we are found to have improperly promoted off-label uses of FYARRO prior to its divestiture or any product candidate that we may develop in the future including the ADC Therapies, if approved, we may become subject to significant liability. The FDA and other regulatory agencies, including the U.S. Department of Justice, strictly regulate the post-approval marketing and promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties. As such, we may not promote our products for indications or uses for which they do not have approval. For example, physicians may, in their practice of medicine, use drug products for their patients in a manner that is inconsistent with the approved label. If we, or any of our contractors or agents acting on behalf of us, are found to have promoted such off-label uses, we may become subject to significant liability. The United States federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of any product candidate that we may develop, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we are required by the FDA to obtain approval of a companion diagnostic product in connection with approval of any future product candidates or new indication that we may develop, and if we fail to obtain or face delays in obtaining FDA approval of such companion diagnostic product, we will not be able to commercialize such product candidate intended for use with such companion diagnostic product and our ability to generate revenue from such product candidate will be materially impaired.

In connection with the development of any future product candidates or new indications we may develop or work with collaborators to develop or obtain access to companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our programs. Such companion diagnostics would be used during our clinical trials as well as in connection with the commercialization of any future product candidates or new indication we may develop. To be successful in developing and commercializing such product candidate in combination with these companion diagnostics, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared at the same time the product candidate is approved. To date, the FDA has required marketing approval of all companion diagnostic tests for cancer therapies. Various foreign regulatory authorities also regulate in vitro companion diagnostics as medical devices and, under those regulatory frameworks, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of our current diagnostics and any future diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization.

The approval of a companion diagnostic as part of the therapeutic product's labeling limits the use of the therapeutic product to only those patients who express certain biomarkers or the specific genetic alteration that the companion diagnostic was developed to detect. If the FDA, EMA or a comparable regulatory authority requires approval of a companion diagnostic for any future product candidate or new indication that we may develop, whether before or concurrently with approval of such product candidate, we, and/or future collaborators, may encounter difficulties in developing and obtaining approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of such product candidate. Further, in April 2020, the FDA issued new guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. We will continue to evaluate the impact of this guidance on our companion diagnostic development and strategy. In June 2023, FDA announced a new voluntary pilot program through which drug manufacturers can provide to the FDA the diagnostic test performance information used to enroll patients into clinical trials for drug approval. Based on assessment of the performance information, the FDA will publish the minimum performance characteristics recommended for similar tests that may be used to select patients for treatment with the approved drug to help laboratories identify specific biomarkers for their development of laboratory-developed tests, or LDTs, and to ensure more consistent performance of these tests for drug selection and improved cancer patient care. In April 2024, the FDA published a final rule that phases out its enforcement discretion for most LDTs and amends the FDA's regulations to make explicit that in vitro diagnostics are medical devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the diagnostic product is a laboratory. If we or our collaborators develop any LDTs, such products would be subject to FDA regulation as medical devices, and we would need to invest significant time and resources to ensure ongoing compliance with FDA quality system regulations and other post-market regulatory requirements. In January 2024, FDA announced its plans to reclassify certain high-risk in vitro diagnostics, including companion diagnostics, as Class II (or moderate risk) devices. We will continue to evaluate the impact of FDA guidance and other developments in the diagnostic space. This guidance and future issuances from the FDA and other regulatory authorities may impact our development of a companion diagnostic for our product candidates and result in delays in regulatory approval. We may be required to conduct additional studies to support a broader claim. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include our approved drug products, we may be forced to abandon our companion diagnostic development plans or we may not be able to compete effectively upon approval, which could adversely impact our ability to generate revenue from the sale of our approved products and our business operations.

Additionally, we may rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for any future product candidate or new indication, or experience delays in doing so, the development of such product candidate may be adversely affected, the product candidate may not obtain marketing approval, and we may not realize the full commercial potential of such product candidate after obtaining marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of any such future product candidate or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of any such future product or new indication. or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of any such future product candidate we may develop.

We may seek Fast Track designations from the FDA for our product candidates. Even if one or more of our product candidates receive Fast Track designation, we may not lead to a faster development or review process, or we may be unable to maintain or effectively utilize such a designation.

We may seek Fast Track designation for our product candidates, and we may not be successful in securing such additional designation or in expediting development if such designations were received. Even if we receive Fast Track designation for product candidates, the FDA may withdraw such Fast Track designation if it believes that the Fast Track designation is no longer supported by data from our clinical development program.

Fast Track designation is designed to facilitate the development and expedite the review of therapies intended for the treatment of a serious or life-threatening condition which demonstrate the potential to address unmet medical needs for the condition. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any product candidates that we may develop in the future that receives Fast Track designation does not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. The FDA may withdraw any Fast Track Designation at any time. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA's priority review procedures and we may not experience a faster development process, review or approval compared to conventional FDA procedures.

Breakthrough Therapy designation is for a product candidate that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A sponsor may request the FDA to designate our product candidate as a Breakthrough Therapy at the time of, or any time after, the submission of an IND for the product candidate. For product candidates that have been designated as a Breakthrough Therapy, the FDA may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the product candidate; providing timely advice to, and interactive communication with, the sponsor regarding the development of the product candidate to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

The FDA has broad discretion in determining whether to grant a Fast Track or Breakthrough Therapy designation for a drug. Obtaining a Fast Track or Breakthrough Therapy designation does not change the standards for product approval but may expedite the development or approval process. There is no assurance that the FDA will grant either such designation for any other indication or product candidate that we may pursue. Even if the FDA does grant either such designation, it may not actually result in faster clinical development or regulatory review or approval. Furthermore, such a designation does not increase the likelihood that a product candidate will receive regulatory approval in the United States in other indications.

We may not be able to obtain or maintain orphan drug designation or obtain or maintain orphan drug exclusivity for any product candidates and, even if we do, such exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Our target indications may include diseases with large patient populations or may include orphan indications. However, there can be no assurances that we will be able to obtain orphan designations for any product candidates.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

In *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA's longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order - that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. The Consolidated Appropriations Act of 2026, signed into law in February 2026, codified this longstanding FDA interpretation of the Orphan Drug Act, allowing the FDA to approve multiple versions of the same orphan drug for different subindications and subpopulations.

Even if orphan drug designation is granted, we may not be able to obtain or maintain orphan drug exclusivity for that product candidate. We may not be the first to obtain regulatory approval of any product candidate for which we have obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure that we will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, that the orphan drug exclusivity may not effectively protect an approved product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to priority review. Further, changes in the leadership of the FDA and other federal agencies under the current administration may also lead to new policies and changes in the regulations and operations of the FDA, which may impact our clinical development plans. In April 2025, the President issued an executive order and an accompanying fact sheet focused on lowering drug prices, but it is unclear what actions will be implemented by the Department of Health and Human Services, CMS, and FDA under the new leadership, and how those actions will impact our industry and our business.

We may be unable to obtain orphan drug designation or orphan drug exclusivity for any other product candidate, or we may be unable to successfully commercialize a product candidate for such orphan population due to risks that include:

- the orphan patient populations may change in size;

- there may be changes in the treatment options for patients that may provide alternative treatments;

- the development costs may be greater than projected revenue of drug sales for the orphan indications;

- the regulatory agencies may disagree with the design or implementation of our clinical trials;

- there may be difficulties in enrolling patients for clinical trials;

- the product candidate may not prove to be efficacious in the respective orphan patient populations;

- clinical trial results may not meet the level of statistical significance required by the regulatory agencies; and

- the product candidate may not have a favorable risk/benefit assessment in the respective orphan indication.

If we are unable to obtain regulatory approval for a product candidate in any other orphan population for which we obtain orphan drug designation or we are unable to successfully commercialize a product candidate, if approved, for such orphan population, it could harm our business prospects, financial condition and results of operations.

Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary regulatory approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous PMRs, the FDA may seek to withdraw accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for future product candidates. Under the accelerated approval provisions in the FDA, and the FDA's implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that generally provides a meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's clinical benefit. If such post-approval studies fail to confirm the drug's clinical benefit, the FDA may withdraw its approval of the drug. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The Food and Drug Omnibus Reform Act made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements. In March 2023, the FDA issued a draft guidance on clinical trial considerations for supporting accelerated approval of oncology therapeutics, noting that although single-arm trials have been commonly used to support accelerated approval, a randomized controlled trial is the preferred approach for more robust efficacy and safety assessment. To the extent the FDA requires us to amend the design of our clinical trials or requires additional trials to meet changes in the data requirements for approval, our clinical timelines and approval will be delayed, which can have an adverse effect on our business and operations.

Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any product candidates that we may develop. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, and we may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (the "ACA"), was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the United States pharmaceutical industry. Some of the provisions of the ACA have been subject to judicial and Congressional challenges, and in June 2021, the Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require a pharmaceutical manufacturer to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Further, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at increasing competition for prescription drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D drugs in 2023, negotiations began in 2024, and the negotiated maximum fair price for each drug has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, up to an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, up to 20 additional Part B or Part D drugs will be selected. Various industry stakeholders have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. Further, the current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of Health and Human Services to establish a mechanism through which American patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the U.S. Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the United States. If HHS begins to set most-favored-nation pricing targets for prescription drugs, including the use of international pricing reference to set drug prices in the United States, or increases generic and biosimilar drug entry sooner than expected, that can have a material adverse effect on our industry, ability to set adequate pricing for new drugs to recover R&D costs, ability to attract potential investors and potential buyers in the future. We cannot predict the full impact of the executive orders focused on reducing prescription drug prices or increasing domestic drug manufacturing capacity, or other measures that may be implemented by the current administration related to drug pricing, drug supply chain and manufacturing in the United States. The impact of ongoing and future judicial challenges as well as future legislative, executive, and administrative actions and agency rules implemented by the current administration on us and the pharmaceutical industry as a whole is unclear. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such laws after obtaining regulatory approval for any of the product candidates that we may develop. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2032, unless additional congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for any product candidates that we may develop, if approved, and accordingly, our financial operations.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. Additionally, FDA has authorized the state of Florida to develop a program to import certain prescription drugs from Canada for a limited period to help reduce drug costs, provided that Florida's Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida. Implementation of cost containment measures or other healthcare reforms that affect the pricing and/or availability of drug products may impact our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 ("Right to Try Act"), was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its products available to eligible patients as a result of the Right to Try Act.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA's approval process may significantly delay or prevent regulatory approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Further, in view of the Supreme Court decision in *Loper Bright Enterprises v. Raimondo*, this landmark decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies, including market exclusivities, which could lead to uncertainties in the industry. Further, changes in the leadership of the FDA and other federal agencies under the current administration may also lead to new policies and changes in the regulations and operations of the FDA, which may impact our clinical development plans.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other jurisdictions. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Additionally, the collection and use of health data in the European Union is governed by the General Data Protection Regulation (the "GDPR"), which extends the geographical scope of European Union data protection law to non-European Union entities under certain conditions and imposes substantial obligations upon companies and new rights for individuals. Failure to comply with the GDPR and the applicable national data protection laws of European Union member states may result in fines up to €20.0 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Additionally, the UK has implemented legislation that substantially implements the GDPR, the UK GDPR, which provides for similar obligations and provides for penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues. The UK enacted the UK Data (Use and Access) Act 2025 on June 19, 2025, which made targeted amendments to the UK GDPR and the UK Data Protection Act. The European Union also has enacted numerous laws and regulations addressing cybersecurity. Similar laws have been proposed, and in certain cases enacted, in other foreign jurisdictions. For example, on August 20, 2021, the Personal Information Protection Law ("PIPL") of the People's Republic of China was adopted and went into effect on November 1, 2021. The PIPL allows for fines of up to 50 million renminbi or 5% of a covered company's revenue in the prior year.

The PIPL shares similarities with the GDPR, including extraterritorial application, data minimization, data localization, and purpose limitation requirements, and limitations on cross-border data transfers. These developments and regimes and other regulatory regimes, guidance, or developments may impose additional obligations with respect to cross-border data transfers, all of which could restrict our activities in certain jurisdictions, limit our ability to provide our products and services or engage in other activities in certain jurisdictions, require us to modify our policies and practices, and to engage in additional contractual negotiations, or increase our costs and obligations and impose limitations upon our ability to efficiently transfer personal data across borders. Any of these events, if occurring, could adversely affect the manner in which we conduct our business and thus materially affect our operations and financial results.

More generally, state and foreign laws addressing privacy, data protection and cybersecurity may apply to the privacy, protection, security, and collection, use, transfer, retention, and other processing of information we maintain, and may differ from each other in significant ways, thus complicating compliance efforts. For example, the California Consumer Privacy Act of 2018 (the "CCPA"), which took effect on January 1, 2020, and subsequently was amended and supplemented by the CPRA, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. In addition, the CCPA (a) allows enforcement by the California Attorney General, with fines set at $2,500 per violation (i.e., per person) or $7,500 per intentional violation and (b) authorizes private lawsuits to recover statutory damages for certain data breaches. Numerous other states in the U.S. have proposed or enacted similar legislation. While the CCPA and many other similar state laws exempt some data regulated by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and certain clinical trials data, the CCPA and such other laws, to the extent applicable to our business and operations, may increase our compliance costs and potential liability. Further, some states have enacted more specific legislation, such as Washington's enactment of the My Health, My Data Act, which includes a private right of action. The U.S. federal government is also contemplating federal privacy legislation, and the U.S. Department of Justice has issued rules regarding certain bulk sensitive personal data transfers. The evolving trend toward more stringent laws and regulations in the United States relating to privacy, data protection and cybersecurity, including the foregoing laws and regulations and the potential for future laws and regulations, could increase our compliance costs and potential liability and adversely affect our business.

It is possible that the GDPR, UK GDPR, CCPA, CPRA, or other laws and regulations relating to privacy, data protection and cybersecurity may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our policies and practices. We cannot guarantee that we are in compliance with all such laws and regulations, and we cannot be sure how these laws and regulations will be interpreted, enforced or applied to our operations.

Furthermore, various jurisdictions are introducing or enhancing laws, rules, and regulations relating to privacy, data protection and cybersecurity, which could increase our compliance costs and the risks associated with noncompliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, and our efforts to comply with the evolving data protection rules may be unsuccessful. Our actual or alleged non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level in various jurisdictions may be costly and require ongoing modifications to our policies, procedures, and systems. The GDPR, UK GDPR, and other laws and regulations addressing privacy, data protection and cybersecurity may increase our responsibility and liability in relation to personal data that we may process, and we may be required to put in place additional mechanisms in an effort to comply with them.

Our actual or perceived failure to adequately comply with applicable laws and regulations or other actual or asserted obligations relating to privacy, data protection and cybersecurity, or to protect personal data and other data we process or maintain, could result in regulatory enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, other lawsuits or reputational and damage, all of which could materially affect our business, financial condition, results of operations, and growth prospects.

Inadequate funding, layoffs, and other policies impacting the normal operations of the FDA, the Securities and Exchange Commission ("SEC") and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of fees, and statutory, regulatory, and policy changes. Changes in the leadership of the FDA and other federal agencies under the current administration, including return-to-office policy, hiring freeze, layoffs, and other policies implemented by the Department of Government Efficiency, may lead to changes in the operations of the FDA and other agencies, which may have a material impact on the industry and our clinical development plans. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

If a prolonged government shutdown occurs or if the FDA's normal operations are disrupted, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

If we fail to comply with other United States healthcare laws and compliance requirements, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business. Further, our relationships with healthcare professionals, clinical investigators, CROs and third-party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain regulatory approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain regulatory approval. Restrictions under applicable federal and state healthcare laws and regulations may include the following:

- the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties;

- the federal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

- federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making, or causing to be made, false statements relating to healthcare matters;

- the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- the FCPA, the U.K. Bribery Act of 2010, and other local anti-corruption laws that apply to our international activities;

- the federal HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH") and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions;

- the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to CMS information regarding certain payments and other transfers of value made to covered recipients in the previously year, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; our failure to submit required information timely, accurately, and completely may result in significant civil monetary penalties and may increase our liability under other federal laws or regulations; and

- additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America's Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including, for example, the GDPR, the UK GDPR, and state laws and regulations, including general legislation such as the CCPA, and sector- or subject matter-specific laws and regulations, also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways. Many state laws in the U.S. are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state and other laws and regulations and if we fail or are alleged to comply with an applicable requirement of any of these laws or regulations, we could be subject to claims, demands, and litigation initiated by private individuals or entities, regulatory investigations and other proceedings, and fines, penalties, and other liabilities.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions or safe harbors, it is possible that some of our activities, including those of our contractors or agents who conduct business for or on behalf of us, could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. We may be subject to private "qui tam" actions brought by individual whistleblowers on behalf of the federal or state governments.

If we were to grow our business and expand our sales organization or rely on distributors outside of the United States, we would be at increased risk of violating these laws or our internal policies and procedures. The risk of us being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and data privacy laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are alleged or found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant consequences, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Any of the foregoing consequences could seriously harm our business and our financial results. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in fraud, misconduct or other improper activities. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to: comply with the regulations of the FDA and other comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and other comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with federal and state health care fraud and abuse laws and regulations and similar foreign fraudulent misconduct laws; and accurately report financial information or data or disclose unauthorized activities to us. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, certain customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending our self or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we, or any contract manufacturers and suppliers we engage, fails to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures, the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes, the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. The operations of our contractors may involve the use of hazardous and flammable materials, including chemicals and biological materials, and accordingly may produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, including any contamination at our current or past facilities and at third-party facilities, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business activities may be subject to the FCPA and similar anti-bribery and anti-corruption laws of other countries. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees are employed by the government and would be considered foreign officials under the FCPA, and often the purchasers of pharmaceuticals are government entities; therefore, our dealings with these doctors, hospital employees and purchasers are subject to regulation under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents, collaborators, or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement, and other sanctions and remedial measures, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

Our business activities may be subject to United States and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, United States export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by United States sanctions. For example, the U.S. government and other governments in jurisdictions in which we may operate in the future have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls in connection with the conflict in Ukraine. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect our business, supply chain, business partners or customers.

If we fail to comply with export and import regulations, and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

Further, with rising international trade tensions or sanctions, our business may be adversely affected following new or increased tariffs that result in increased global clinical trial costs as a result of international transportation of clinical drug supplies, as well as the costs of materials and products imported into the United States. Tariffs, trade restrictions or sanctions imposed by the United States or other countries, including as a result geopolitical tension, such as a deterioration in the relationship between the United States and China, escalation in conflicts in Ukraine and the Middle East, including any additional sanctions, export controls or other restrictive actions that may be imposed by the United States and/or other countries against governmental or other entities in Russia, could increase the prices of our and our collaboration partners' drug products, affect our and our collaboration partners' ability to commercialize such drug products, or create adverse tax consequences in the United States or other countries. As a result, changes in international trade policy, changes in trade agreements and the imposition of tariffs or sanctions by the United States or other countries could materially adversely affect our results of operations and financial condition.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, legislation has been recently implemented that will limit certain U.S. biotechnology companies from using equipment or services produced or provided by select Chinese biotechnology companies, and others in Congress have advocated for the use of existing executive branch authorities to limit those Chinese service providers' ability to engage in business in the U.S. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use services from existing service providers or become unable to export or sell our products to any of our customers or service providers, our business, liquidity, financial condition, and/or results of operations would be materially and adversely affected.

Risks Related to Our Reliance on Third Parties

Our product candidates are complex and can be difficult to manufacture.

Our product candidates are complex and can be difficult to manufacture due to the advanced linker-payload architecture. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, and insufficient inventory, negative impact on our sales and results of operations and make us a less attractive collaborator for potential partners or subject us to liability for any contamination or injury or failure to comply with applicable laws. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. There can be no assurance that manufacturing issues will not occur in the future.

We are currently dependent on single-source suppliers for our product candidates and their components, any issues with any such suppliers, including increases in costs or expenses or delays in supply, could harm our business.

We currently rely on third parties to manufacture or supply our product candidates and their components and raw materials, many of which are sole source manufacturers and suppliers. For the near term, Hangzhou DAC will continue to manufacture the CPT113 linker-payload and WuXi Biologics will continue to manufacture the antibodies underlying our ADC product candidates. A subsidiary of WuXi Biologics will carry forward majority of the IND-enabling CMC, including antibody development, bioconjugation and fill and finish.

Although we have arrangements in place for the manufacture and supply of our product candidates and its key components, our manufacturers or suppliers could discontinue the manufacturing or supply at any time. Our manufacturers or suppliers may not be able to meet our demand whether because of acts of nature, the nature of our agreements with those manufacturers or suppliers or our relative importance to them as a customer, and our manufacturers and suppliers may decide in the future to discontinue or reduce the level of business they conduct with us either entirely or for a particular territory. The loss of any of the foregoing would require significant time and effort to locate and qualify an alternative source of supply, including efforts involved in the technology transfer. These third parties could also seek to renegotiate our arrangements and require that we pay more for the manufacture or supply. Any contractual disputes between us and our manufacturers or suppliers, or the loss of manufacturing ability by such parties could similarly require significant time, effort and expense and materially harm our business.

In addition, we might not be able to identify and qualify additional or replacement suppliers for our product candidates, its key components or the key raw materials used in the manufacture of our product candidates on a timely basis or at all or without incurring significant additional costs. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all. We may also face delays in our clinical trials or regulatory delays or be required to seek additional regulatory clearances or approvals if we experience any delay or deficiency in the quality of products obtained from suppliers or if we have to replace our suppliers.

Furthermore, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce products and product candidates on schedule and could cause reputational damage. Some of the raw materials could be difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction in the manufacture of any product candidates could adversely impact or disrupt the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

We are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical studies that were previously conducted for our product candidates.

We have relied on third parties, including WuXi Biologics and its affiliates, to conduct certain preclinical studies and clinical trials. We are dependent on these third parties having conducted their research and development in accordance with the applicable protocols, legal and regulatory requirements, and scientific standards; having accurately reported the results of all preclinical studies and clinical trials conducted with respect to such product candidates and having correctly collected and interpreted the data from these studies and trials. These risks also apply to any additional product candidates that we may acquire or in-license in the future. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of our product candidates will be adversely affected.

We rely on third parties to conduct preclinical studies and clinical trials and for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products.

We rely on, and expect that we will continue to rely on, WuXi Biologics or its affiliates and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our products and product candidates and other third parties for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products, including government pricing, reporting and chargeback and rebate processing, pharmacovigilance and adverse event reporting. We have less control over the activities of third parties than we would otherwise have if we relied entirely upon our own staff and we are exposed to different risks, including all the risks associated with such third parties' businesses and financial condition, than if we performed such functions ourselves. There can be no assurance that these third parties will perform services for us in accordance with our timelines, standards and expectations. If these third parties do not successfully carry out their duties under their agreements or otherwise fail to comply with regulatory requirements, we may experience delays in our research and development activities, be unable to obtain and maintain regulatory approval, be unable to commercialize our products and be required to issue product recalls. In addition, if any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements on a timely basis or on commercially reasonable terms, and even if successful in entering into alternative arrangements, we may experience significant delays during the transition. This risk may be heightened by our use of single-source supplier arrangements. Furthermore, if a third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our products and product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would be time-consuming, costly and uncertain and significantly impact our ability to develop, obtain regulatory approval for, source adequate supply of or market our products and product candidates.

We rely on in-license agreements for patent rights with respect to our product candidates and may in the future acquire additional third-party intellectual property rights on which we may similarly rely. We face risks with respect to such reliance, including the risk that we could lose these rights that are important to our business if we fail to comply with our obligations under these licenses.

We rely on third-party license agreements pursuant to which we have non-exclusive and exclusive rights to technology that is incorporated into our development programs and product candidates. For example, under our License Agreement with WuXi Biologics, we have been granted worldwide development and commercialization rights to the ADC Therapies, which includes rights to use the linker-payloads that WuXi Biologics has licensed from Hangzhou DAC. These license agreements impose diligence, milestone payment, royalty payment and other obligations on us.

Termination of the License Agreement or reduction or elimination of our licensed rights may require us to negotiate new or reinstated licenses with less favorable terms or to cease all development and commercialization of our current product candidates. In addition, delay in appointing or finding a suitable replacement provider, if one exists, could make it difficult for us to operate our business for that period. If any such events were to occur, they could have a material adverse effect on our business prospects, financial condition and results of operations.

Moreover, the growth of our business may depend in part on our ability to acquire, in-license or use additional third-party intellectual property rights. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Licenses to additional third-party intellectual property, technology and materials that may be required for the development and commercialization of our product candidates or technology may not be available at all or on commercially reasonable terms. In that event, we may be required to expend significant time and resources to redesign our product candidates or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize our future product candidates or technologies, which could materially harm our business, financial condition, results of operations and growth prospects.

Our current and any potential future licensors might conclude that we have materially breached our license agreements and might therefore terminate the relevant license agreements, thereby removing our ability to develop and commercialize products and technology covered by such license agreements. If any of our current or future in-bound license agreements are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products that are covered by such license agreements and underlying patents, which might be identical to our products or product candidates. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and growth prospects. Our business also would suffer if any current or future licensors fail to abide by the terms of the license or fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights.

Any licensor of ours may have relied on third-party consultants or collaborators or on funds from third parties, such as the United States government, such that such licensor is not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

We do not have the ability to independently conduct all of our preclinical studies and clinical trials. We have relied and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct, supervise and monitor our preclinical studies and clinical trials of product candidates we may develop in the future. We enter into agreements with third parties that have a significant role in the conduct of our preclinical studies and clinical trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, we have limited ability to control the conduct of such third party, the amount or timing of resources that any such third party will devote to our preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. The third parties we rely on for these services may also (i) have staffing difficulties, (ii) fail to comply with contractual obligations, (iii) experience regulatory compliance issues, (iv) undergo changes in priorities or become financially distressed, or (v) have relationships with other entities, some of which may be our competitors, which may draw time and resources from our development programs. The third parties with whom we may contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies and clinical trials being delayed or unsuccessful. Some of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements with a third party, this would delay our drug development activities.

Our reliance on these third parties for such drug development activities will reduce our control over these activities but will not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial and legal, regulatory, and scientific requirements and standards. Moreover, the FDA requires us and our third parties to comply with applicable GLP and GCP standards, regulations for conducting, monitoring, recording and reporting the results of preclinical studies and clinical trials to assure that the data and reported results are reliable and accurate and for clinical trials that the rights, integrity and confidentiality of trial participants are protected and that they are adequately informed of the potential risks of participating in clinical trials. The EMA also requires us to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our preclinical studies and clinical trials substantially comply with GCP regulations. In addition, our clinical trials must be conducted with product candidates produced under current cGMP regulations and will require a large number of test patients. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action up to and including civil and criminal penalties. We are also required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not successfully carry out their contractual duties or perform preclinical studies and clinical trials in a satisfactory manner, meet expected deadlines or conduct our preclinical studies and clinical trials in accordance with legal and regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for product candidates that we may develop in the future and will not be able to, or may be delayed in our efforts to, successfully commercialize such product candidates, if approved.

We may form or seek strategic alliances or collaborations in the future. Such alliances and collaborations may inhibit future opportunities, or we may not realize the benefits of such collaborations or alliances.

We may form or seek strategic alliances, joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to any product candidates that we may develop. We are at risk that any such future collaborations may not be successful. Factors that may affect the success of our collaborations include the following:

- our collaboration partners may incur financial and cash flow difficulties that force them to limit or reduce their efforts under their collaboration agreement with us;

- our collaboration partners may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in partnership with others;

- our collaboration partners may terminate their collaboration with us, which could make it difficult for us to attract new partners or adversely affect perception of us in the business and financial communities; and

- our collaboration partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.

In addition, any future collaboration agreements we may enter into, are generally subject to termination by the counterparty on short notice upon the occurrence of certain circumstances without cause subject to a specified notice period. Accordingly, even if we believe that the development of product candidates is worth pursuing, our partners may choose not to continue with such development. If any of our collaborations are terminated, we may not receive additional milestones or royalties under those collaborations. In addition, we may be required to devote additional resources to the development of our product candidates or seek a new collaboration partner on short notice, and the terms of any additional collaboration or other arrangements that we establish may not be favorable to us.

Future efforts for additional alliances or collaborations may also require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. Furthermore, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction.

If we cannot maintain successful collaborations, our business, financial condition, and operating results may be adversely affected.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- the issuance of our equity securities;

- assimilation of operations, intellectual property, and products of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing programs and initiatives in pursuing such a strategic transaction;

- retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

- our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or pursue partnerships in the future, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If we decide to establish collaborations but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of any product candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We would face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay our development program or one or more of our other development programs, delay our potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop the ADC Therapies or any future product candidates or bring them to market, if approved, and generate product revenue.

We may enter into collaborations with third parties for the development and commercialization for any product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

If we enter into any collaboration arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving any product candidates would pose numerous risks to us, including the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

- collaborators may de-emphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than us;

- a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of any product candidate that we may develop, if approved, relative to other products;

- we may grant exclusive rights to our collaborators that would prevent us from collaborating with others;

- collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

- collaboration agreements may not lead to development or commercialization of any product candidates that we may develop in the most efficient manner or at all;

- collaborators may not provide us with timely and accurate information regarding development progress and activities under the collaboration or may limit our ability to share such information, which could adversely impact our ability to report progress to our investors and otherwise plan our own development of any product candidates that we may develop in the future;

- collaborators may own or co-own intellectual property covering our products that results from us collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

- a collaborator's sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings.

Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements. For example, on June 27, 2022, EOC Pharma (Hong Kong) Limited ("EOC") elected to terminate our license agreement with EOC ("EOC License Agreement"), effective immediately, due to alleged material breaches by us. On June 27, 2022, EOC filed a Request for Arbitration with the International Chamber of Commerce's International Court of Arbitration against us. As a result, we became party to a lengthy arbitration process and, although we were found not liable for any damages to EOC in the arbitration panel's final award in September 2024, we nevertheless experienced management distraction and incurred significant legal fees to defend ourselves.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to our Business

Our success is highly dependent on our ability to attract and retain highly skilled executive officers, key scientific personnel and employees.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers or key scientific personnel could be detrimental to us if we cannot recruit suitable replacements in a timely manner. Any leadership transitions, as well as future other senior management changes, could disrupt and have a detrimental effect on our business. We may need to hire additional personnel in connection with future clinical development and commercial activities. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than us. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

Additionally, we rely on our scientific and clinical advisors and consultants to assist us in formulating our research, development and clinical strategies. These advisors and consultants are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these advisors and consultants typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. Furthermore, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. In particular, if we are unable to maintain consulting relationships with these advisors or they provide services to our competitors, our development and commercialization efforts will be impaired and our business will be significantly harmed.

If we are unable to successfully establish and maintain sales or marketing capabilities or enter into agreements with third parties to sell or market product candidates that we may develop in the future, when approved, we may not be able to successfully sell or market our product candidates that obtain regulatory approval.

In order to commercialize any product candidate that we may develop, when approved, we must build and maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our product(s). There are risks involved with establishing and maintaining both our own commercial capabilities and entering into arrangements with third parties to perform these services and we may not be successful in accomplishing these required tasks, which may negatively impact the successful commercialization of our product(s).

Establishing and maintaining an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates that we obtain approval to market will be expensive and time-consuming and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market or if we do not have arrangements in place with third parties to provide such services on our behalf. If the commercial launch of a product candidate for which we recruit a sales team and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on its own. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product sales will suffer, and we may incur significant additional losses.

In order to successfully implement our plans and strategies, from time to time we may need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 9, 2026, we have 25 full-time or part-time employees. In order to successfully implement our plans and strategies, from time to time we may need additional managerial, operational, development, financial and other personnel. In order to successfully implement our plans and strategies, from time to time we may need additional managerial, operational, development, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our internal development efforts effectively, including the clinical, FDA, EMA and other comparable foreign regulatory agencies' review process for any product candidates we may develop, while complying with any contractual obligations to contractors and other third parties that we may have; and

- improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and commercialize any product candidates we may develop, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of our attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third-party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of any product candidates that we may develop or otherwise advance our business. We cannot assure you that we will be able to manage our existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third-party service providers, we may not be able to successfully implement the tasks necessary to develop product candidates that we may develop and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, or use or other processing of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on and processed by our internal information technology systems, and those of our third-party CROs, other contractors (including sites performing our clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches and incidents from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of systems and information), which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. These risks may be heightened due to the increasing number of our and our vendors' and contractors' personnel working remotely. Further geopolitical events such as wars and conflicts may increase the cybersecurity threats we and the third parties we work with face. Any disruption or security breach or incident resulting in a loss, destruction, unavailability, or unauthorized alteration, dissemination, or other processing of, or damage to, our data or applications, or for it to be believed or reported that any of these occurred, we could incur liability and reputational damage and the development and commercialization of our product candidates could be delayed. We cannot assure you that our data protection efforts and our investment in information technology, or the efforts or investments of CROs, consultants or other third parties, have prevented or will prevent significant breakdowns or breaches in systems or other cyber incidents that cause loss, destruction, unavailability, or unauthorized alteration, dissemination, or other processing of, or damage to, our data that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, any such event that were to occur and cause interruptions in our operations could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss, unauthorized alteration, or unavailability of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, interruptions or other disruptions of our internal information technology systems or security breaches or incidents could result in the loss, misappropriation, and/or unauthorized access, use, disclosure, or other processing of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information or individually identifiable health information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads or is perceived to lead to unauthorized access, use, disclosure, or other processing of individually identifiable health information or personal information, including such information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of such information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Some federal, state and foreign governmental requirements include obligations of companies to notify individuals of security breaches involving particular information, which could result from breaches experienced by us or by our vendors, contractors or organizations with which we have relationships. Notifications and follow-up actions related to a security incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or incident. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Any disruption or security incident resulting or perceived to result, in any loss, destruction, or unauthorized alteration or other processing of, or damage to, our data (including personal information and other information relating to individuals, and our confidential or proprietary information or that of third parties), we could be exposed to claims, demands, litigation and governmental investigations and other proceedings, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties, and other liabilities.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach of, or security incident of, or impacting, our systems or third-party systems where information important to our business operations or commercial development is stored or otherwise processed. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our ability to utilize our net operating loss ("NOL") carryforwards and certain other tax attributes to offset future taxable income may be limited.

Our NOL carryforwards may be unavailable to offset future taxable income because of restrictions under United States tax law. Our federal NOLs generated in tax years beginning before January 1, 2018 are only permitted to be carried forward for 20 taxable years under applicable United States federal tax law, and therefore could expire unused. Our federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs is generally limited to 80% of our current year taxable income.

As of December 31, 2025, after consideration of the NOLs that have been estimated to expire unused under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), we had federal NOL carryforwards of approximately $118.9 million, $40.6 million of which will begin to expire in 2030, and the remaining $78.3 million do not expire. We also have state NOL carryforwards of approximately $22.2 million available as of December 31, 2025, of which $21.3 million will begin to expire in 2037.

Following the FYARRO Divestiture, the portion of our NOLs and other tax attributes that were allocable to Aadi Subsidiary generally remain with Aadi Subsidiary and no longer constitute our tax attributes.

Under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change" (generally defined as a cumulative change in the corporation's ownership by "5-percent stockholders" that exceeds 50 percentage points over a rolling three-year period), the corporation's ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. We have experienced such ownership changes in the past and we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, some of which may be outside our control. To the extent such limitations will cause NOL and research and development credit carryforwards to expire unused, these tax attributes have been removed from our deferred tax assets. Our ability to utilize our NOLs and certain other tax attributes could be limited by an "ownership change" as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations. Moreover, due to suspensions on the use of NOLs or other regulatory changes by certain jurisdictions, our NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For example, in June 2024, California enacted legislation that limits the use of state NOLs for tax years beginning on or after January 1, 2024 and before January 1, 2027.

Changes in tax laws could materially adversely affect our financial condition.

Legislation or other changes in United States and international tax laws could increase our tax liability and adversely affect after-tax profitability. For example, in August 2022, the United States enacted the Inflation Reduction Act, which implemented a number of changes, including a 1% excise tax on stock buybacks and an alternative minimum tax on adjusted financial statement income. Further, legislation commonly known as the "One Big Beautiful Bill Act" enacted in July 2025 eliminates capitalization of domestic research and experimental expenditures for taxable years beginning January 1, 2025, but retains the requirement to amortize foreign research and experimental expenditure over 15 years. Such enacted and other proposed changes, as well as regulations and legal decisions interpreting and applying these changes, may have significant impacts on our effective tax rate, cash tax expenses and net deferred tax assets in future periods.

Risks Related to Our Intellectual Property

Our success depends on our ability to protect and strengthen our intellectual property and our proprietary technologies, including our ability to obtain patent term extension for our product or any future product candidates.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection in the United States and other countries for our product and product candidates, proprietary technologies and their uses, and know-how related to our business, as well as our ability to operate without infringing upon the valid and enforceable patents and proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product and product candidates, proprietary technologies and their uses that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or the patent applications of our licensors will result in additional patents being issued in any particular jurisdiction or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for us and our licensors' proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our product or product candidates could have a material adverse effect on our financial condition and results of operations.

We cannot be certain that the claims in our licensed United States pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, will be considered patentable by the United States Patent and Trademark Office (the "USPTO"), courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued patent will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

- the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

- patent applications may not result in any patents being issued;

- if clinical trials encounter delays, the period of time during which we could market our current or future product candidates under patent protection would be reduced;

- patents may be challenged, invalidated, modified, narrowed, revoked, circumvented, found to be unenforceable, found to be not infringed or otherwise may not provide any competitive advantage;

- our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that could limit, interfere with or eliminate our ability to make, use and sell our product or potential product candidates or design around any of our owned, co-owned, or licensed patents;

- since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product; or (ii) invent any of the inventions claimed in our patents or patent applications;

- even when laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us;

- there may be significant pressure on the United States government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

- countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop and market competing products or product candidates.

The patent prosecution process is also expensive, complex, and time-consuming, and we and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our licensors will fail to identify patentable aspects of our (or such licensor's) research and development output before it is too late to obtain patent protection. If we are unable to obtain or maintain patent protection with respect to any of our proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to our products.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical products or product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. Our pending and future patent applications and those of our licensors may not result in patents being issued that protect our product or product candidates or effectively prevent others from commercializing competitive products or product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and our scope can be reinterpreted after issuance. Even if patent applications we own or in-licenses currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-licenses may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product or product candidates will be protectable or remain protected by valid and enforceable patents.

Our competitors or other third parties may be able to circumvent our patents or the patents of our licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our licensors may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review ("PGR"), and *inter partes* review ("IPR"), or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights or put its patent applications at risk of not issuing, allow third parties to commercialize our product or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, our patents or the patents of our licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, which challenge our priority of invention or other features of patentability with respect to our patents and patent applications and those of our licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product or product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products or product candidates. If any of our patents, if and when issued, covering our product candidates are invalidated or found unenforceable, our financial position and results of operations would be materially and adversely impacted. We may not prevail in any lawsuits that we or any third-party initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to develop products that are similar to any product candidates but that are not covered by the claims of the patents that we own or license;

- we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

- we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that the pending patent applications we own or license will not lead to issued patents;

- issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may have an adverse effect on our business; and

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.

Our success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our success depends in part on avoiding infringement or misappropriation of the patents, intellectual property and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our products or products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings, and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party United States and foreign issued patents and pending patent applications exist in the fields in which we are developing products or product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product or product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product or product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of our product or any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product or technology. Moreover, because patent applications can take many years to issue, and because patent claims can be revised before issuance, there may be currently pending patent applications that may later result in issued patents that our product or product candidates may infringe or which such third parties claim are infringed by our technologies. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If a patent holder believes one or more of our products or product candidates infringes such holder's patent rights, the patent holder may sue us even if we have received patent protection. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect. Any claims of patent infringement asserted by third parties would be time consuming and could:

- result in costly litigation that may cause negative publicity;

- divert the time and attention of our technical personnel and management;

- cause development delays;

- prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

- require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

- subject us to significant liability to third parties; or

- require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this Proxy Statement, others may hold proprietary rights that could prevent our product candidates that we may develop from being marketed. For example, various patent offices periodically grant mode of action patents and a third party may have or obtain a patent with claims covering modes of action relevant to our product candidates. While these mode of action patents may be difficult to enforce, the third party may assert a claim of patent infringement directed at any product candidates we may develop. Any patent-related legal action or any claim relating to intellectual property infringement that is successfully asserted against us claiming damages and seeking to enjoin commercial activities relating to our products or processes could subject us to significant liability for damages, including treble damages and attorney's fees if it was determined that we willfully infringed, and require us to obtain a license to manufacture or market our product or product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our current or future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product or product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent or delay us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results. In addition, intellectual property litigation, regardless of our outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology.

In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not be successful in obtaining or maintaining necessary rights to our product or product candidates that we may develop in the future through acquisitions and in-licenses.

Because our development programs may in the future require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product or product candidates that we may develop in the future. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we choose to enter into such arrangements. We may also be unable to license or acquire third-party intellectual property rights on terms that would be favorable to us or allow us to make an appropriate return on our investment or at all. Even if we are able to obtain a license to intellectual property of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be involved in lawsuits or other proceedings to protect or enforce our patents or intellectual property or our licensors' patents or intellectual property, which could be expensive, time consuming and unsuccessful. Further, our issued patents or our licensors' patents could be found invalid or unenforceable if challenged in court.

Competitors and other third parties may infringe, misappropriate, or otherwise violate our patents and other intellectual property rights. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the attention of our management and key personnel from our business operations. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our products or product candidates, the defendant could counterclaim that our patent or the patent of our licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution of the patent application.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents or our licensors' patents in such a way that such patents no longer cover our technology or platform, product or any product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or platform, product or any product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

The outcome following legal assertions of invalidity and/or unenforceability is unpredictable, and prior art could render our patents or our licensors' patents invalid. There is no assurance that all potentially relevant prior art relating to our patents and patent applications, or the patents and patent applications of our licensors has been found. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or the patents and patent applications of our licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim.

If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on such product or product candidate. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products or product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our product or product candidates, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product or product candidates to market.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our licensors and the enforcement or defense of our issued patents or those of our licensors.

On September 16, 2011, the Leahy-Smith America Invents Act (the "Leahy-Smith Act"), was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first inventor to file" system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we may not be certain that we or our licensors are the first to either file any patent application related to our product or product candidates or invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our licensors and the enforcement or defense of our issued patents or those of our licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in United States patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product or product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and the patents we might obtain or license in the future.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that our former employees or our licensors or other third parties have an ownership interest in our patents or other intellectual property. Confidentiality and intellectual property assignment agreements may not be honored and may not effectively assign intellectual property rights to us. The assignment of intellectual property rights under these agreements may not be automatic upon the creation of the intellectual property or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against it, to determine the ownership of what we regard as our intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product or product candidates that we may develop for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional effective filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product or product candidates that we may develop in the future are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to us.

If we do not obtain patent term extension for our product or product candidates that we may develop in the future, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA regulatory approval of our product candidates that we may develop, one or more of our United States patents or those of our licensors may also be eligible for limited patent term restoration under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request or require. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request or require, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. In addition, the statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority date of each of our patent applications and we may not timely file foreign patent applications.

Further, the complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which significantly impacts European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (the "UPC"). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of these changes.

Competitors may use our technologies in jurisdictions where we do not pursue or have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product or product candidates, and our patents, the patents of our licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or our licensors' patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on our owned and in-licensed patents and/or applications will be due to be paid to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications and those of our licensors and any patent rights we may own or license in the future. We have systems in place to remind us to pay these fees, and, in certain instances, we rely on our licensor partners to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and over the lifetime of our owned patents and applications. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, competitors or other third parties might be able to enter the market earlier than would otherwise have been the case and it could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. However, trade secrets are difficult to protect. For example, we may be required to share our trade secrets with third-party licensees, collaborators, consultants, contractors, or other advisors and we have limited control over the protection of trade secrets used by such third parties. Although we have taken steps to protect our trade secrets and unpatented know-how, including by entering into confidentiality agreements with third parties and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed or that they have been obtained in all circumstances, and it is possible that any of these parties may breach the agreements and may unintentionally or willfully disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. Enforcing a claim that a party illegally obtained, disclosed, used or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. If any of these events occurs or if we otherwise lose protection for our trade secrets or confidential or proprietary information, the value of this information may be greatly reduced, and our competitive position in the marketplace, business, financial condition, results of operations and prospects may be materially adversely affected. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we or our employees, consultants or advisors have wrongfully used or disclosed alleged confidential information or trade secrets.

We have entered into and will enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, and other third parties. We may become subject to litigation where a third party asserts that we or our employees, consultants or advisors inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product or product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product or any future product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including competitors or our potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Our rights to develop and commercialize our technology and product candidates that we may develop may be subject, in part, to the terms and conditions of licenses granted to us by others.

We have entered into license agreements with third parties and we may enter into additional license agreements in the future with others to advance our research or allow commercialization of our product or product candidates that we may develop in the future. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we had licensed may be reduced or eliminated, and our rights to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, product, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product or product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product or future methods or product candidates resulting in either an injunction prohibiting our manufacture, sales or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patents and other rights to third parties;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations; our right to transfer or assign the license;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our licensors and partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product or product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for our product candidates that we may develop in the future may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product or product candidates that we may develop in the future, there may be times when the filing and prosecution activities for patents are controlled by our licensors or collaboration partners, including those licensed to us under our license agreements. If any of our licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product or product candidates that we may develop in the future, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize our product or those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. We collaborate with other companies and institutions with respect to research and development matters. Also, we rely on numerous third parties to provide us with materials that we use to develop our technology. If we cannot successfully negotiate sufficient ownership, licensing, and/or commercial rights to any invention that result from our use of any third-party collaborator's materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator's materials, or data developed in a collaborator's study, our ability to capitalize on the market potential of these inventions or developments may be limited or precluded altogether. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Intellectual property discovered through government funded programs may be subject to federal regulations such as "march-in" rights, certain reporting requirements and a preference for United States-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-United States manufacturers.

Our licensed patent applications may have been or may be in the future supported through the use of United States government funding awarded by the National Institute of Health or the FDA Office of Orphan Products Development and the Army Medical Research and Development Command. Although we do not currently own issued patents or pending patent applications that have been generated through the use of United States government funding, we have licensed, or may acquire or license in the future, intellectual property rights that have been generated through the use of United States government funding or grant. Pursuant to the Bayh-Dole Act of 1980, the United States government has certain rights in inventions developed with government funding. These United States government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the United States government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations ("march-in rights"). The United States government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the United States government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for United States industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for United States industry may limit our ability to contract with non-United States product manufacturers for products covered by such intellectual property.

General Risks

Our business is subject to the risks associated with doing business in China.

As a result of our reliance on WuXi Biologics and Hangzhou DAC, both located in China, our results of operations, financial condition, and prospects are subject to a significant degree to economic, political, and legal developments in China including government control over capital investments or changes in tax regulations that are applicable to us. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources. Since we rely on an entity located in China, our business is subject to the risks associated with doing business in China, including:

- adverse political and economic conditions, particularly those potentially negatively affecting the trade relationship between the United States and China;

- trade protection measures, such as tariff increases, and import and export licensing and control requirements;

- potentially negative consequences from changes in tax laws;

- difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

- historically lower protection of intellectual property rights;

- requirements relating to China's data security rules and regulations;

- requirements relating to China personal information protection laws;

- changes and volatility in currency exchange rates;

- unexpected or unfavorable changes in regulatory requirements; and

- difficulties in managing foreign relationships and operations generally.

For example, the BIOSECURE Act was recently signed into law as a part of the 2026 National Defense Authorization Act, which includes Section 851 regarding a "[p]rohibition on contracting with certain biotechnology providers. This law restricts federal government contracts, grants, and loans from being issued to companies that use biotechnology equipment or services produced or provided by select Chinese biotechnology companies (each, a "biotechnology company of concern"), as part of such companies' performance of those agreements with the U.S. government. This legislation, including its implementing regulations, or similar legislation in the future, could adversely impact our current or future third-party arrangements with certain companies, including those in China or Chinese-owned U.S. companies, which could delay or impact our clinical trials and consequently delay or obstruct successful commercialization of our product candidates. Foreign CMOs may be a target of U.S. legislation, including the BIOSECURE Act, and trade restrictions and other foreign regulatory requirements could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material, restrict or even prohibit our ability to work with such CMOs, or have an adverse effect on our ability to secure significant commitments from governments to purchase potential therapies. Even if we do not seek any covered federal government contracts, grants, or loans, it is possible that commercial partners, government agencies, or other third parties may view our business less favorable if we contract with entities that ultimately become biotechnology companies of concern.

In addition, other U.S. national security laws and regulations could also affect the transfer of certain types of data abroad, including to China. For example, the Department of Justice issued a final rule which took effect in April 2025 that places limitations, and in some cases prohibitions, on certain transfers of sensitive personal data to business partners located in China and other designated countries, or with other specified links to China and other designated countries. These rules also may broadly require us to extract promises from other third-party service providers that they will not transfer data we share with them onward to parties linked to countries of concerns.

Moreover, the biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on our partners, licensors, suppliers, manufacturers or collaborators in China which could have an adverse effect on our business, financial condition, results of operations and prospects. Evolving changes in China's public health, economic, political, and social conditions and the uncertainty around China's relationship with other governments, such as the United States and the UK, could also negatively impact our ability to manufacture our product candidates for our planned clinical trials or have an adverse effect on our ability to secure government funding, which could adversely affect our financial condition and cause us to delay our clinical development programs. Furthermore, if one or more of our manufacturers or suppliers in China, including WuXi Biologics, is deemed to be a biotechnology company of concern, our operations and financial condition may be negatively impacted as a result of any delays or increased costs arising from the trade restrictions and other foreign regulatory requirements affecting such third parties. In addition, while we may work to establish relationships with CROs and CMOs outside of China, moving to those suppliers in the event of a geopolitical instability affecting our collaborators in China could introduce delays into the development program.

U.S.-China trade relations may adversely impact our supply chain operations and business.

The U.S. and Chinese governments have taken certain actions that change trade policies, including tariffs that affect certain products which are manufactured in China and mutual exchange of certain types of data. Due to our reliance on WuXi Biologics and Hangzhou DAC to supply and manufacture our product candidates and their components, we are reliant on collaborating with a company with significant operations in China. It is unknown whether and to what extent new tariffs, laws or regulations will be adopted that increase the cost or feasibility of importing and/or exporting products, components and information from China to the United States and vice versa. Further, the effect of any such new tariffs or actions on our industry and customers is unknown and difficult to predict. As additional new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or if China or other affected countries take retaliatory trade actions, such changes could have a material adverse effect on our clinical development plans, business, financial condition, results of operations or cash flows.

Litigation and legal proceedings may substantially increase our costs and harm our business.

As described in Note 13 (Commitments and contingencies) to the financial statements in Part I, Item 1 of this Annual Report on Form 10-K, we have been, are, and may in the future become, party to lawsuits and legal proceedings including, without limitation, actions and proceedings in the ordinary course of business relating to our collaboration partners, directors, officers, stockholders, intellectual property rights, employment matters and the safety or efficacy of our products, which will cause us to incur legal fees and other costs related thereto, including potential expenses for the reimbursement of legal fees of officers and directors under indemnification obligations. For example, in June 2022, EOC filed a Request for Arbitration with the International Chamber of Commerce's International Court of Arbitration against us. In the Request for Arbitration, EOC claimed that we breached certain provisions of the EOC License Agreement, including failing to provide certain manufacturing information to EOC. As a result, we became party to a lengthy arbitration process and, although we were found not liable for any damages to EOC in the arbitration panel's final award in September 2024, we nevertheless experienced management distraction and incurred significant legal fees to defend ourselves.

The expense of defending against litigation and legal proceedings may be significant and there can be no assurance that we will be successful in any defense. Further, the amount of time that may be required to resolve such lawsuits or legal proceedings is unpredictable, and these actions may divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. Our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business. Litigation and legal proceedings are subject to inherent uncertainties, and an adverse result in such matters that may arise from time to time could have a material adverse effect on our business, results of operations, and financial condition.

Our stock price is volatile.

The market price of our common stock could be subject to significant fluctuations. From the completion of our reverse merger with Aerpio Pharmaceuticals, Inc. on August 26, 2021 through March 9, 2026, the closing price for our common stock ranged from a low of $1.32 to a high of $33.00 per share. Market prices for securities of early-stage pharmaceutical, biotechnology, and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

- the results of current, and any future, nonclinical or clinical trials of the ADC Therapies or any of our product candidates that we may develop;

- our ability to obtain regulatory approvals for ADC Therapies or for any other product candidates that we may develop, and delays or failures to obtain such approvals;

- the failure of the ADC Products or any product candidates that we may develop, if approved, for marketing and commercialization, to achieve commercial success;

- any inability to obtain adequate supply of the ADC Therapies or any of our product candidates that we may develop or the inability to do so at acceptable prices;

- the entry into, or termination of, key agreements, including key licensing, supply or collaboration agreements;

- adverse regulatory authority decisions;

- the initiation of material developments in, or conclusion of, disputes or litigation to enforce or defend any of our intellectual property rights or defend against the intellectual property rights of others;

- changes in laws or regulations applicable to the ADC Therapies or any of our product candidates that we may develop;

- announcements by commercial partners or competitors, including, without limitation, with respect to new commercial products, clinical progress (or the lack thereof), significant contracts, commercial relationships, or capital commitments;

- failure to meet or exceed financial and development projections we may provide to the public;

- failure to meet or exceed the financial and development projections of the investment community;

- the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

- general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors, including turmoil in the global banking system, deteriorating market conditions due to investor concerns regarding inflation and conflicts in Ukraine and the Middle East;

- adverse publicity relating to our markets, including with respect to other products and potential products in such markets;

- the introduction of technological innovations or new therapies competing with our products and potential products;

- announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

- disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

- the hiring or loss of key employees;

- significant lawsuits, including patent or stockholder litigation;

- if securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our business and stock;

- changes in the market valuations of similar companies;

- general and industry-specific economic conditions potentially affecting our research and development expenditures;

- sales of our common stock by us or our stockholders in the future, or the anticipation thereof;

- trading volume of our common stock;

- changes in the structure of health care payment systems;

- adverse regulatory decisions;

- trading volume of our common stock; and

- period-to-period fluctuations in our financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies or the biotechnology sector. These broad market fluctuations may also adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Regardless of the merits or the ultimate results of such litigation, if instituted, such litigation could result in substantial costs and diversion of management's attention and resources, which could significantly harm our profitability and reputation.

Additionally, a decrease in our stock price may cause our common stock to no longer satisfy the continued listing standards of Nasdaq. If we are not able to maintain the requirements for listing on Nasdaq, we could be delisted, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our common stock.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business and stock price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures quarterly and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We rely heavily on direct management oversight of transactions, along with the use of legal and outsourced accounting professionals. Although we may implement, document, and modify policies and procedures to maintain effective internal controls, we may identify significant deficiencies and material weaknesses or fail to remediate previously identified deficiencies in our internal controls.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management's review of internal control over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a public company. If we fail to staff our accounting, finance and information technology functions adequately or maintain internal control over financial reporting adequate to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and our stock price may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our common stock.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operation could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and estimates and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, and expenses that are not readily apparent from other sources. If our assumptions underlying our estimates and judgements relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgements, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists our shares of common stock from trading on its exchange for failure to meet Nasdaq's listing standards, we and our stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of new and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Sales of a substantial number of shares of our common stock in the public market, including by our existing stockholders, could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that these sales and others may have on the prevailing market price of our common stock.

On February 12, 2024, we filed a universal shelf registration statement on Form S-3 (File No. 333-277018) (the "Shelf Registration Statement"), which became effective on April 30, 2024. No securities have yet been sold under the Shelf Registration Statement. We have established, and may in the future establish, "at-the-market" programs pursuant to which we may offer and sell shares of our common stock pursuant to the Shelf Registration Statement. Further, pursuant to the Registration Rights Agreement dated March 4, 2025, we filed a registration statement on Form S-3 to register the shares of common stock (including those subject to pre-funded warrants) issued and sold in the PIPE Financing that closed on March 4, 2025, which registration statement was declared effective on April 8, 2025.

Our directors and employees may sell our stock through 10b5-1 trading plans or in the market during open windows under our insider trading policy without such plans in place. Sales of our common stock by our officers, directors, holders of 5% or more of our capital stock and their respective affiliates, and employees could be perceived negatively by investors or cause downward pressure on our common stock and cause a reduction in the price of our common stock as a result. We have also registered shares of our common stock that we may issue under our employee equity incentive plans. These shares will be able to be sold freely in the public market upon issuance.

Our principal stockholders and management own a significant percentage of our common stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially own a significant portion of our outstanding voting stock.

These stockholders, acting together, may be able to impact matters requiring stockholder approval. For example, they may be able to impact the elections of directors, amendments to our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholder and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Unfavorable market and global economic conditions as a result of multiple global events, adverse developments affecting the financial services industry, the conflicts in Ukraine and the Middle East, potential uncertainty related to Taiwan and its relationship to China, fluctuations in interest rates, the implementation and suspension of tariffs, and general economic downturns, could adversely affect our business, financial condition or results of operations.

While the potential economic impact brought by multiple adverse global circumstances, such as conflicts in Ukraine and the Middle East, potential uncertainty related to Taiwan and its relationship with China, fluctuations in interest rates, the implementation of tariffs, adverse developments affecting the financial services industry and general economic downturns are difficult to assess or predict, both as to magnitude and duration, these events have resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all. Additionally, our results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including, weakened demand for any of our future product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. In the event of prolonged business interruptions due to geopolitical events, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume our business or clinical operations. We have no operations in the Middle East, Russia, Belarus or Ukraine, but we do not and cannot know if the current uncertainties in these geopolitical areas may escalate and result in broad economic and security conditions or rationing of medical supplies, which could limit our ability to conduct clinical trials outside the United States or result in material implications for our business. In addition, our insurance policies typically contain a war exclusion of some description and we do not know how our insurers are likely to respond in the event of a loss alleged to have been caused by geopolitical uncertainties. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the "FDIC"), as receiver, and on March 27, 2023, First-Citizens Bank & Trust Company assumed all of SVB's customer deposits and certain other liabilities and acquired substantially all of SVB's loans and certain other assets from the FDIC. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. While we only had a minimal amount of our cash directly at SVB and, since that date, the FDIC has stated that all depositors of SVB would be made whole, and First-Citizens Bank & Trust Company has assumed our deposits from SVB, there is no guarantee that the federal government would guarantee all depositors as they did with SVB depositors in the event of further bank closures and continued instability in the global banking system may adversely impact our business and financial condition.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all.

Our operations and performance may be affected by political or civil unrest or military action, including the current conflicts in Ukraine and the Middle East, terrorist activity, unstable governments and legal systems. As a result of global economic conditions, some third-party payers may delay or be unable to satisfy their reimbursement obligations. Job losses or other economic hardships may also affect patients' ability to afford healthcare as a result of increased co-pay or deductible obligations, greater cost sensitivity to existing co-pay or deductible obligations, lost healthcare insurance coverage or for other reasons. Our ability to conduct clinical trials in regions experiencing political or civil unrest could negatively affect clinical trial enrollment or the timely completion of a clinical trial. We believe the aforementioned economic conditions could lead to reduced demand for our drug products, which could have a material adverse effect on our revenues, business and results of operations.

Additionally, there is ongoing uncertainty regarding the federal budget and federal spending levels, including the possible impacts of a failure to increase the "debt ceiling." Any U.S. government default on its debt could have broad macroeconomic effects that could, among other things, disrupt access to capital markets and deepen recessionary conditions. Further, as of December 31, 2025, we had cash, cash equivalents and short-term investments of $145.7 million consisting of U.S. government treasury bills, commercial paper, and corporate debt securities. Any default by the U.S. government or credit downgrade of the securities we hold could impact the liquidity or valuation of our investments.

We, or the third parties upon whom we depend, may be adversely affected by earthquakes, wildfires (such as the Pacific Palisades fire, which burned near but did not reach our former headquarters) and other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, such as the COVID-19 pandemic, power shortage, telecommunication failure, cyberattacks, geopolitical tensions, including those related to the conflicts in Ukraine and the Middle East or other natural or man-made accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party CMOs, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidate or interruption of our business operations. Earthquakes, wildfires or other natural disasters could further disrupt our operations and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party CMOs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We are a smaller reporting company. We cannot be certain whether the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors or otherwise limit our ability to raise additional funds.

We are a "smaller reporting company" under applicable securities regulations. A smaller reporting company is a company that (i) as of the last business day of its most recently completed second fiscal quarter has an aggregate market value of the company's voting stock held by non-affiliates, or public float, of less than $250 million or (ii) for the most recently completed fiscal year has less than $100 million in revenue and as of the last business day of its most recently completed second fiscal quarter has less than $700 million in public float. In addition, a smaller reporting company is able to provide simplified executive compensation disclosures in its filings and has certain other reduced disclosure obligations in our SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Reduced disclosure in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects.

We do not anticipate that we will pay any cash dividends in the foreseeable future.

The current expectation is that we will retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be stockholders' sole source of gain, if any, for the foreseeable future.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts, or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts our stockholders to replace or remove our management.

Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us in certain circumstances. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provisions of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, our amended and restated certificate of incorporation or our bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that these choice of forum provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. The amended and restated bylaws provide that the federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our bylaws described above.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We adhere to industry-leading frameworks to safeguard our systems and data. The primary framework we follow is the HITRUST Common Security Framework (CSF). The HITRUST CSF provides a comprehensive, scalable, and technology-neutral approach to regulatory compliance and risk management. It encompasses information security risk management controls, including risk assessment, mitigation, and evaluation. Our processes for assessing, identifying, and managing material cybersecurity risks align with HITRUST CSF guidelines.

We conduct monthly risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Financial Officer, who reports to our Chief Executive Officer, to manage the risk assessment and mitigation processes.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with our human resources and information technology departments. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage assessors, consultants, and auditors in connection with our risk assessment processes. These service providers assist us in designing and implementing our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We require each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

Although we have designed our cybersecurity program and governance procedures above to mitigate cybersecurity risks, we face unknown cybersecurity risks, threats and attacks. To date, these risks, threats or attacks have not had a material impact on our operations, business strategy or financial results, but we cannot provide assurance that they will not have a material impact in the future. See the section entitled "Risk Factors" included elsewhere in this Annual Report for further information. For further information, please refer to Item 1A, "Risk Factors", in this Annual Report on Form 10-K, including the risk factors entitled "Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to our Business: *Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, or use or other processing of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.*"

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers, including our Chief Financial Officer and General Counsel, are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through its audit committee.

Our Chief Financial Officer and Executive Director of Information Technology are primarily responsible for assessing and managing our material risks from cybersecurity threats with assistance from third-party service providers. Our Executive Director of Information Technology leads our internal team and has over 20 years of cybersecurity experience, including the last 10 years in leadership positions, enabling him to build and transform successful cybersecurity programs and initiatives across several enterprises. His active associations include Veteran Volunteer Instructor for US Cyber Army Command (ARCYBER), Information Systems Security Association (ISSA), and Forum of Incident Response and Security Teams (FIRST), and has held many technical certifications including Strategic Planning, Policy, and Leadership (GSTRT), Certified Information Systems Security Professional (CISSP) and Certified Cloud Security Professional (CCSP). Our third-party vendors include assessors, consultants, and auditors holding (but not limited to) the following relevant certifications: Certified Information Systems Security Architecture Professional (CISSP-ISSAP), Certified in the Governance of Enterprise IT (CGEIT), Certified Data Privacy Solutions Engineer (CDPSE), and Certified Ethical Hacker (CEH).

Our Chief Financial Officer and Executive Director, Information Technology oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our Chief Financial Officer and Executive Director, Information Technology are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents include company incident management and data protection policies, and applicable cybersecurity incident response playbooks.

Our Chief Financial Officer and Executive Director, Information Technology provide periodic briefings to the audit committee regarding our cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. Our audit committee provides regular updates to the board of directors on such reports.

Item 2. Properties.

As of March 25, 2025, our corporate headquarters consist of office space in Morristown, New Jersey that we license from KAKEN, which acquired the office space from us as part of the FYARRO Divestiture. We are currently in the process of extending the office license arrangement with KAKEN upon the sublandlord's and landlord's consent. Prior to March 2025, our corporate headquarters consisted of 2,760 square feet of leased office space in Pacific Palisades, California. Our Pacific Palisades lease expired on February 28, 2025.

We believe our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms for our future growth.

Item 3. Legal Proceedings.

For discussion of legal proceedings, see Note 13 (Commitments and contingencies) to the financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has traded on the Nasdaq Capital Market since August 27, 2021. As of March 19, 2025, our common stock trades under the symbol "WHWK".

Stockholders

As of March 9, 2026, there were 64 stockholders of record of our common stock.

Dividends

We have never declared nor paid any cash dividends to stockholders. We do not intend to pay cash dividends on our common stock for the foreseeable future, and currently intend to retain any future earnings to fund our operations and the development and growth of our business. The declaration of any future cash dividends, if any, would be at the discretion of our board of directors (subject to limitations imposed under applicable Delaware law) and would depend on our earnings, if any, our capital requirements and financial position, our general economic conditions and other pertinent conditions.

Unregistered Sales of Equity Securities and Use of Proceeds

There have been no unregistered sales of securities other than previously disclosed by us on Form 10-Q or Form 8-K.

Issuer Purchases of Equity Securities

There were no repurchases of shares of common stock made during the year ended December 31, 2025.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and the related notes to those statements thereto appearing elsewhere in this Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2025. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those discussed in our forward-looking statements for many reasons, including those risks. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. You should read this Annual Report completely, including Part I, Item 1A (Risk Factors) of this Annual Report and the "Forward-Looking Statements" sections of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by our forward-looking statements contained in the following discussion and analysis. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

References in the following discussion to "we," "our," "us," or "Whitehawk" refer to Whitehawk Therapeutics, Inc.

Throughout this document we refer to FYARRO (nab-sirolimus, sirolimus protein-bound particles for injectable suspension (albumin-bound)) as FYARRO in the context of commercialization for the treatment of advanced malignant perivascular epithelioid cell tumor (PEComa), investigational use, our clinical trials, regulatory matters such as orphan drug designation, and our former agreements with Bristol-Myers Squibb Company, Mirati Therapeutics, Inc. and EOC Pharma (Hong Kong) Limited, all further discussed throughout this document.

Overview

We are a clinical-stage oncology therapeutics company applying advanced technologies to established tumor biology that are intended to efficiently deliver improved cancer treatments. We have deep experience in chemistry, formulation, and drug delivery, as well as research, clinical, and commercial pharmaceutical development, successfully taking product candidates from the clinic to approval, launch, and commercialization.

License Agreement and ADC Therapies

In December 2024, we entered into an intellectual property license agreement (the "License Agreement") with WuXi Biologics (Shanghai FX) Co., Ltd. ("WuXi Biologics") for the development and global commercialization of a portfolio of three next generation antibody drug conjugates ("ADCs") targeting clinically validated, broadly overexpressed tumor antigens in high potential cancer indications with significant unmet need. These ADCs are constructed utilizing an advanced linker-payload platform called CPT113 that has been shown to provide high stability in blood circulation and deliver targeted release of a Topoisomerase I ("TOP1") inhibitor payload into cancer cells.

These in-licensed assets originated through the collaborative efforts of WuXi Biologics, a leading global contract research, development and manufacturing organization (CRDMO), and Hangzhou DAC Biotechnology ("Hangzhou DAC"), a global leader in ADC innovation, where Hangzhou DAC's CPT113 linker-payload has been conjugated to novel antibodies developed by WuXi Biologics against three tumor targets: Protein Tyrosine Kinase 7 ("PTK7"), Mucin 16 ("MUC16") and Seizure-related Protein 6 ("SEZ6"). We believe the resulting ADCs will be able to target cancers expressing these respective tumor markers precisely and deliver the potent, cytotoxic TOP1 inhibitor at the site of cancer. Each of these ADCs have demonstrated tumor cell binding, tumor cell line cytotoxicity, and *in vivo* antitumor activity in preclinical models mimicking tumor progression. We refer to these in-licensed ADC assets as the "ADC Therapies" herein.

We submitted investigational new drug ("IND") applications with the U.S. Food and Drug Administration ("FDA") for HWK-007, for the treatment of solid tumors, including non-small cell lung cancer ("NSCLC") and ovarian cancer, and HWK-016, for the treatment of cancers of female origin, in the fourth quarter of 2025 and we anticipate submitting an IND for HWK-206 for the treatment of small cell lung cancer ("SCLC") and neuroendocrine tumors ("NETs") in mid-2026. The FDA has cleared the IND applications for HWK-007 and HWK-016 and the Phase 1 trials for each asset are now actively recruiting. We expect data readouts in the first half of 2027 for each trial. With these three assets, we believe we have the ability to pursue multiple cancer indications with high potential in large addressable patient populations, including and beyond those indications currently expected to be targeted in our ongoing and upcoming Phase 1 trials.

Our track record of strong execution of novel drug formulation, research, clinical development, and commercialization in oncology, combined with our deep understanding of ADCs positions us to unlock the high potential of this differentiated ADC portfolio. Our management team has extensive experience in the discovery, development, and commercialization of cancer therapeutics, including in senior roles at leading oncology companies. We are supported by our board of directors and specialized scientific advisors, who contribute their deep understanding of drug discovery and development. Furthermore, our investor base includes top life science investors. We believe that our team is well positioned to execute on our strategy to develop and, if approved, commercialize the ADC Therapies and future pipeline assets to ultimately bring broad benefit to cancer patients worldwide.

Legacy FYARRO Business.

For the periods presented and through the FYARRO Divestiture (as defined below), our lead drug product was FYARRO® (sirolimus protein-bound particles for injectable suspension (albumin-bound); nab-sirolimus), which combines two established technologies: nanoparticle albumin-bound (nab) technology and the anti-cancer agent, sirolimus. Nab-sirolimus is a potent inhibitor of the mTOR biological pathway with demonstrated anti-cancer activity in advanced malignant perivascular epithelioid cell tumor ("PEComa"), a rare cancer. We exclusively licensed FYARRO, previously called ABI-009, nab-sirolimus, from Abraxis BioScience, LLC, a wholly owned subsidiary of Celgene Corporation, which is a wholly owned subsidiary of Bristol-Myers Squibb Company ("BMS"). We refer to the development, production and commercial sale of FYARRO herein as the "FYARRO Business". On February 22, 2022, we launched FYARRO in the United States for treatment of advanced malignant PEComa. For the fiscal year ended December 31, 2025, we recorded net revenue from product sales of $7.1 million and net loss of $20.6 million compared to the fiscal year ended December 31, 2024, where we recorded net revenue from product sales of $26.0 million and net loss of $63.7 million. See "Results of Operations" for further discussion of our results.

On December 19, 2024, we entered into a Stock Purchase Agreement (the "Divestiture Agreement") with KAKEN INVESTMENTS INC., a Delaware corporation ("KAKEN"), KAKEN PHARMACEUTICAL CO., LTD ("Guarantor"), and Aadi Subsidiary, Inc., a Delaware corporation and our former wholly owned subsidiary and the operating company for the FYARRO Business ("Aadi Subsidiary"). Under the Divestiture Agreement, KAKEN acquired 100% of the outstanding shares of capital stock of Aadi Subsidiary from us at the closing for a cash payment of $102.4 million (following applicable purchase price adjustments under the Divestiture Agreement) (the "FYARRO Divestiture"). The divestiture transaction closed on March 25, 2025 and, as a result, we no longer operate the FYARRO Business.

Recent Developments

- ***HWK-007 Development***. In the fourth quarter of 2025, the FDA cleared the IND application for HWK-007, our PTK7-targeted ADC Therapy. Our Phase 1 trial for HWK-007 is now actively recruiting and is initially evaluating activity in lung and ovarian cancers, two PTK7-expressing tumor types with established precedent data, as well as endometrial cancer, one of the highest PTK7-expressing tumor types. We expect data readout in the first half of 2027 from the Phase 1 trial.

- ***HWK-016 Development***. In the first quarter of 2026, the IND for HWK-016, our MUC16-targeted ADC Therapy, was cleared by the FDA. A Phase 1 trial is now actively recruiting and is initially evaluating activity in two high MUC16-expressing gynecologic cancers, ovarian and endometrial. We expect data readout in the first half of 2027 from the Phase 1 trial.

- ***Employee Matters***. On December 1, 2025, we appointed Margaret Dugan, M.D., as our Chief Medical Officer. Dr. Dugan brings more than three decades of global oncology drug development experience, with extensive experience in early-stage clinical development and regulatory strategy. Prior to joining us, Dr. Dugan served as Chief Medical Officer at Schrödinger and Dracen Pharmaceuticals, as well as spending more than 15 years at Novartis, where she built and led the early development organization, advanced multiple programs from proof-of-concept to full clinical development and directly supported global regulatory approvals.

- **PTK7 Data**. In October 2025, we presented real-world analysis confirming PTK7 as a broadly expressed, clinically relevant target across solid tumors at the AACR-NCI-EORTC International Conference. The data established PTK7 as the third most highly expressed tumor marker among clinically validated and emerging ADC targets, present in ~70% of tumors, which we believe supports the potential of PTK7 as a pan-tumor target.

Legacy FYARRO Business Agreements

Former BMS License Agreement. We had exclusive rights for certain patents and a non-exclusive license for certain technology and know-how pertaining to ABI-009 (which we refer to as FYARRO) pursuant to an amended and restated license agreement, dated November 15, 2019, as amended August 31, 2021 (the "BMS License Agreement") with Abraxis BioScience, LLC, a wholly owned subsidiary of Celgene Corporation, which is a wholly owned subsidiary of BMS. Under the BMS License Agreement, BMS is entitled to receive certain development milestone payments, royalties on net sales from licensed products under the agreement and any sublicense fees. Under the terms of this agreement, we recorded royalties on net product sales of $0.5 million and $1.9 million for the years ended December 31, 2025 and 2024, respectively. No payments related to milestones under this agreement were paid during the years ended December 31, 2025 or 2024. See Note 7 to the financial statements for more information about the BMS License Agreement.

On August 30, 2021, we and BMS entered into Amendment No. 1 (the "Amendment") to the BMS License Agreement. Under the terms of the Amendment, we paid BMS $5.8 million, representing 50% of the previously outstanding payment obligation under the agreement, following the effective time of our 2021 private investment in public equity (PIPE) financing ("2021 PIPE Financing") that occurred in connection with the closing of the reverse merger of Aerpio Pharmaceuticals, Inc. whereby Aspen Merger Subsidiary, Inc., our wholly-owned subsidiary ("Merger Sub"), merged with and into Aadi Subsidiary (formerly known as Aadi Bioscience, Inc., with Aadi Subsidiary surviving as our wholly-owned subsidiary (the "Merger"). Pursuant to the terms of the amendment, the remaining portion of the previously outstanding payment obligation ($5.8 million), was paid by the third anniversary of the effective time of the 2021 PIPE Financing (i.e., August 26, 2024). As part of its purchase of the FYARRO Business, KAKEN acquired Aadi Subsidiary and our rights and responsibilities under the BMS License Agreement.

Former EOC License Agreement. In December 2020, we entered into the license agreement ("EOC License Agreement") with EOC Pharma (Hong Kong) Limited ("EOC") under which we received $14.0 million in January 2021 in non-refundable upfront consideration as partial payment for the rights and licenses granted to EOC by us for the further development and commercialization of FYARRO in the People's Republic of China, Hong Kong Special Administration Region, Macao Special Administrative Region and Taiwan (the "Licensed Territory").

On June 27, 2022, we received written notice from EOC that EOC elected to terminate the EOC License Agreement, effective immediately. On June 27, 2022, EOC filed a Request for Arbitration with the International Chamber of Commerce's International Court of Arbitration against us. On September 26, 2024, the arbitration panel issued a Final Award which, among other things, found and concluded that we did not breach the EOC License Agreement and accordingly we are not liable for any damages to EOC.

Former Mirati Collaboration. In October 2022, we entered into a collaboration and supply agreement with Mirati to evaluate the combination of Mirati's adagrasib and FYARRO in KRASG12C mutant NSCLC and other solid tumors. In May 2024, we announced the mutually agreed upon termination of the collaboration and supply agreement with Mirati. Under the terms of the agreement, Mirati was responsible for sponsoring and operating the Phase 1/2 study and we supplied study drug and jointly shared the cost of the study, which continued during the winding down process that has now completed.

Impact of Negative Global or National Events

Businesses have been and will continue to be impacted by a number of challenging global and national events and circumstances that continue to evolve, including the implementation of tariffs (and, as applicable, their subsequent actual or threatened modification or removal), recent turmoil in the global banking system, public health epidemics, such as the COVID-19 pandemic, extreme weather conditions, increased economic and regulatory uncertainty, inflation, rising interest rates, and geopolitical instability, including trade disputes and negotiations and the military conflicts in Ukraine, the Middle East and in other countries. The extent of the impact of these events and circumstances on our business, operations and development timelines and plans remains uncertain, and will depend on certain developments, including the duration and scope of the events and their impact on our development activities, third-party manufacturers, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. We have been and continue to actively monitor the potential impacts that these various events and circumstances may have on our business and we take steps, where warranted, to minimize any potential negative impacts on our business resulting from these events and circumstances.

At this point, the extent to which these global or national events and circumstances may affect our future business, operations and development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain. We will continue to evaluate the impact that these events could have on our operations, financial position, results of operations and cash flows in fiscal year 2026.

Key Trends and Factors Affecting Comparability Between Periods

- Commercial sale of FYARRO was launched on February 22, 2022, for the treatment of patients with advanced malignant PEComa. We recorded net product sales of $7.1 million and $26.0 million during the years ended December 31, 2025 and 2024, respectively. As a result of the FYARRO Divestiture, we no longer commercialize FYARRO as of March 25, 2025. As the commercial sale of FYARRO constituted our sole source of revenue, we do not expect to generate further revenue for the foreseeable future.

- We had built a cross-functional commercial team consisting of marketing, market access and commercial operations. Expenses related to our commercialization of FYARRO, including personnel expenses, sales support, and marketing are included in selling, general and administrative expenses for the years ended December 31, 2025 and 2024. We expect these expenses to decrease, as compared to prior periods, due to the FYARRO Divestiture which closed on March 25, 2025.

- We expect to increase our investment in research and development related to the ADC Therapies. We will continue to incur significant research and development and other expenses related to such ongoing operations. Under the License Agreement, we paid non-refundable license fees of $6.0 million and $38.0 million to WuXi Biologics in the fourth quarter of 2024 and the second quarter of 2025, respectively, plus a 6% VAT fee. Additionally, we recognized $5.0 million of development milestone-related expense in the fourth quarter of 2025.

- Under the BMS License Agreement, as described above, we made a payment of $5.8 million to BMS on August 26, 2024.

Liquidity and Capital Resources

As of December 31, 2025, we had $145.7 million of cash, cash equivalents and short-term investments. Based on our current plans, we believe our existing cash, cash equivalents and short-term investments will enable us to conduct our planned operations into 2028. We have incurred net losses in each year since inception and as of December 31, 2025, we had an accumulated deficit of $353.3 million. These losses have resulted principally from costs incurred in connection with research and development activities, selling, general and administrative costs associated with our operations, costs associated with the Reverse Merger, the FYARRO Divestiture, 2024 PIPE Financing, and the in-licensing of the ADC Therapies. We expect to continue to incur significant expenses and operating losses for the foreseeable future due to the cost of research and development, including conducting preclinical and clinical trials of the ADC Therapies and identifying and designing product candidates and the regulatory approval process for any product candidates we may develop.

Basis of Presentation

The following discussion highlights our results of operations and the principal factors that have affected our financial condition as well as our liquidity and capital resources for the periods described and provides information that management believes is relevant for an assessment and understanding of the balance sheets and statements of operations and comprehensive loss presented herein. The following discussion and analysis are based on our financial statements contained in this Annual Report, which we have prepared in accordance with U.S. generally accepted accounting principles

("GAAP"). You should read the discussion and analysis together with such financial statements and the related notes thereto.

Components of Statements of Operations and Comprehensive Loss

Revenue

Product Sales, Net

FYARRO was approved by the FDA in November 2021 for treating adult patients with locally advanced unresectable or metastatic malignant PEComa. On February 22, 2022, we launched sales of FYARRO to specialty distributors ("SDs") and a specialty pharmacy ("SP"). We recognize product sales when the SDs and SP obtain control of the product, which occurs upon delivery. Product sales are recorded at the net sales price, which includes provisions for the following allowances which are reflected either as a reduction to the related account receivable or as an accrued liability, depending on how the allowance is settled:

- *Distribution Fees*: Distribution fees include distribution service fees paid to the SDs and SP based on a contractually fixed percentage of the wholesale acquisition cost ("WAC"). Distribution fees are recorded as an offset to product sales based on contractual terms at the time the sale is recognized.

- *Rebates*: Allowance for rebates include mandated discounts under the Medicaid Drug Rebate Program and TRICARE program. Rebates are amounts owed after the final dispensing of the product to a benefit plan participant and are based upon contractual agreements or statutory requirements. The allowance for rebates is based on contracted or statutory discount rates and expected utilization by benefit plan participants. Our estimates for expected utilization of rebates are based on utilization data received from the SDs and SP since product launch. Rebates are generally invoiced and paid in arrears so that the accrual balance consists of an estimate of the amount expected to be incurred for the current quarter's activity. If actual future rebates vary from estimates, we may need to adjust prior period accruals, which would affect product sales in the period of adjustment.

- *Chargebacks*: Chargebacks are discounts and fees that relate to contracts with government and other entities purchasing from the SDs and SP at a discounted price. The SDs and SP charge back to us the difference between the price initially paid by the SDs and SP and the discounted price paid to the SDs and SP by these entities. If actual future chargebacks vary from these estimates, we may need to adjust prior period accruals, which would affect product sales in the period of adjustment.

- *Co-Payment Assistance*: We offer co-payment assistance to commercially insured patients meeting certain eligibility requirements. Co-payment assistance is accrued at the time of product sale to the SDs and SP based on estimated patient participation and average co-pay benefit to be paid per claim. Our estimated amounts are compared to actual program participation and co-pay amounts paid using data provided by third-party administrators. If actual amounts differ from the original estimates the assumptions being applied are updated and adjustment for prior period accruals will be adjusted in the current period.

- *Product Returns*: Consistent with industry practice, we offer the SDs and SP limited product return rights for damages, shipment errors, and expiring product, provided that the return is within a specified period around the product expiration date as set forth in the applicable individual distribution agreement. We do not allow product returns for product that has been dispensed to a patient. As we receive inventory reports from the SDs and SP and have the ability to control the amount of product that is sold to the SDs and SP, we estimate future potential product returns based on the on-hand channel inventory data and sell-through data obtained from the SDs and SP. In arriving at our estimate, we also consider historical product returns, the underlying product demand, and industry data specific to the specialty pharmaceutical distribution industry.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and related benefits, including share-based compensation, related to our executive, finance, business development, sales and marketing, and other corporate functions.

Other general and administrative expenses include professional fees for legal, auditing, tax and business consulting services, insurance costs, intellectual property and patent costs, facility costs and travel costs.

Research and Development Expenses

Research and development expenses, which consist primarily of costs associated with our product research and development efforts, are expensed as incurred. Research and development expenses consist primarily of: (i) employee related costs, including salaries, benefits and share-based compensation expense for employees engaged in scientific research and development functions; (ii) third-party contract costs relating to research, formulation, manufacturing, nonclinical studies and clinical trial activities; (iii) external costs of outside consultants who assist with technology development, regulatory affairs, clinical development and quality assurance; (iv) payments made under our third-party licensing agreements; and (v) allocated facility-related costs.

Costs for certain activities, such as manufacturing, nonclinical studies and clinical trials are generally recognized based on the evaluation of the progress of completion of specific tasks using information and data provided by our vendors and collaborators. Research and development activities are central to our business. We expect to increase our investment in research and development related to the ADC Therapies. We will continue to incur significant research and development and other expenses related to such ongoing operations.

Cost of Goods Sold

Cost of goods sold consist primarily of royalties paid to BMS, costs incurred on sales of FYARRO and costs to manufacture and prepare the product for sales.

Other Income (Expense), Net

Other income, net consists of interest income earned on cash, cash equivalents and short-term investments. For the year ended December 31, 2025, other income, net consists of gain on sale of a business, interest income earned on cash, cash equivalents and short-term investments, and income received for billable services not part of our ordinary activities provided by our employees to KAKEN under a Transition Services Agreement, as amended ("TSA"). The TSA was entered into in connection with the FYARRO Divestiture on March 25, 2025 and expired on October 24, 2025.

Income Tax Expense

During the years ended December 31, 2025 and 2024, we recognized no income tax expense on the statements of operations and comprehensive loss. Since our formation in 2011, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or our earned tax credits, due to our uncertainty of realizing a benefit from those items.

Results of Operations:

The following table presents the results of operations for the periods indicated (in thousands):

| | Year Ended December 31, | |
	2025	2024
Revenue		
Product sales, net	$ 7,145	$ 25,983
Total revenue	7,145	25,983
Operating expenses		
Selling, general and administrative	29,822	36,749
Research and development	90,963	51,030
Restructuring charges	—	2,638
Cost of goods sold	760	3,024
Total operating expenses	121,545	93,441
Loss from operations	(114,400)	(67,458)
Other income (expense), net	93,804	3,767
Loss before income tax expense	(20,596)	(63,691)
Income tax expense	—	—
Net loss	$ (20,596)	$ (63,691)

Comparison of Years Ended December 31, 2025 and 2024

Product Sales, Net

Our product sales, net consist of sales of FYARRO. Product sales, net for the years ended December 31, 2025 and 2024 were $7.1 million and $26.0 million, respectively. As a result of the FYARRO Divestiture, we no longer sell FYARRO as of March 25, 2025.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2025, were $29.8 million, compared to $36.7 million for the year ended December 31, 2024. The $6.9 million decrease was driven by a reduction of $4.0 million of personnel expenses primarily related to the FYARRO Divestiture, $2.2 million of legal costs and other expenses, and $2.0 million of commercial and marketing expenses due to the FYARRO Divestiture, offset by an increase of $1.3 million related to consulting and insurance expenses.

Research and Development Expenses

The following table presents our research and development expenses for the periods indicated (in thousands):

| | Year Ended December 31, | |
	2025	2024
Personnel expense	$ 11,162	$ 18,971
Consultants	2,575	1,368
External clinical development	55,295	23,557
Clinical drug product manufacturing	21,713	6,215
Other expense	218	919
Total research and development expense	$ 90,963	$ 51,030

Research and development expenses for the year ended December 31, 2025, were $91.0 million, compared to $51.0 million for the year ended December 31, 2024. The $40.0 million increase was primarily driven by a $31.7 million increase in clinical development expenses which included a $38.0 million up-front license fee paid to Wuxi Biologics, $5.0 million of development milestone-related expense, $15.5 million in clinical drug product manufacturing, and $1.2 million in consultant expenses, offset by a decrease of $8.4 million in personnel and other expenses.

Restructuring Charges

There were no restructuring charges for the year ended December 31, 2025. Restructuring charges for the year ended December 31, 2024 were $2.6 million. The restructuring charge recognized was due to a restructuring plan announced on August 20, 2024 to reduce our workforce by 32%. See Note 14 to the financial statements for more information regarding the restructuring.

Cost of Goods Sold

Cost of goods sold for the years ended December 31, 2025 and 2024 was $0.8 million and $3.0 million, respectively, primarily reflecting royalties incurred on product sold. The decrease of cost of goods sold was due to the FYARRO Divestiture on March 25, 2025.

Other Income (Expense), Net

The following table sets forth our other income (expense), net:

	Year Ended December 31,	
	2025	2024
Gain on sale of business	87,266	—
Foreign exchange gain (loss)	5	(4)
Other income	302	—
Interest income	6,231	3,925
Interest expense	—	(154)
Total other income, net	$ 93,804	$ 3,767

Other income (expense), net for the year ended December 31, 2025, was $93.8 million of income, compared to $3.8 million of income for the year ended December 31, 2024. The increase of $90.0 million was primarily driven by a gain on sale of a business related to the FYARRO Divestiture and higher interest income resulting from an increase in short-term investments held during the period.

Liquidity and Capital Resources

Overview

As of December 31, 2025, we had $145.7 million of cash, cash equivalents and short-term investments. Based on our current plans, we believe our existing cash, cash equivalents and short-term investments will enable us to conduct our planned operations into 2028.

We have incurred net losses in each year since inception and as of December 31, 2025, we had an accumulated deficit of $353.3 million. Our net losses were $20.6 million and $63.7 million for the years ended December 31, 2025 and December 31, 2024, respectively. These losses have resulted principally from costs incurred in connection with research and development activities and selling, general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future due to the cost of research and development, including conducting preclinical studies and clinical trials of the ADC Therapies, identifying and designing product candidates and the regulatory approval process for any product candidates we may develop.

On March 17, 2022, we entered into a Sales Agreement, as amended by that certain Amendment No. 1 to Sales Agreement by and between the Company and TD Securities (USA) LLC (as successor to Cowen and Company, LLC) dated April 25, 2025 (the "Sales Agreement") with Cowen and Company, LLC ("Cowen"), with respect to an "at the market offering" pursuant to which we may offer and sell, from time to time at our sole discretion, shares of our common stock having aggregate gross proceeds of up to $75.0 million through Cowen as our sales agent. Under the Sales Agreement, we will set the parameters for the sale of shares, including the number of shares to be issued, the time period during which sales are requested to be made, limitations on the number or dollar value of shares that may be sold in any one trading day and any minimum price below which sales may not be made. We will pay Cowen 3.0% of the aggregate gross proceeds from each sale of shares of common stock under the Sales Agreement. As of December 31, 2025, no shares of common stock had been sold under the Sales Agreement.

The shares of our common stock to be offered and sold under the Sales Agreement will be issued and sold pursuant to our shelf registration statement on the Form S-3 (File No. 333-277018) (the "Shelf Registration Statement"), which was filed with the SEC on February 12, 2024 and which became effective April 30, 2024. No securities have yet been sold under the Shelf Registration Statement.

The Shelf Registration Statement allows us to sell from time to time up to $150.0 million of common stock, preferred stock, debt securities, warrants, or units comprised of any combination of these securities, for our own account in one or more offerings and is intended to provide us flexibility to conduct registered sales of our securities, subject to market conditions and our future capital needs. The terms of any offering thereunder will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to the completion of any such offering.

On September 22, 2022, we entered into the Purchase Agreement for a private investment in public equity financing (the "2022 PIPE Financing") with certain investors (the "2022 PIPE Investors") for the sale of 3,373,526 shares of our common stock for a price of $12.50 per share and pre-funded warrants to purchase an aggregate of 2,426,493 shares of our common stock (the "2022 Pre-Funded Warrants"), at a purchase price of $12.4999 per 2022 Pre-Funded Warrant. The 2022 PIPE Financing closed on September 26, 2022. Aggregated net proceeds, after deducting certain expenses incurred of $0.3 million related to the issuance of the shares were $72.2 million. As of December 31, 2025, 2,000,037 of the 2022 Pre-Funded Warrants are still outstanding.

On December 19, 2024, we entered into the Subscription Agreement (the "Subscription Agreement") with certain investors (the "2024 PIPE Investors"), pursuant to which we agreed to sell to the 2024 PIPE Investors (i) 21,592,000 shares of the our common stock, par value $0.0001 per share, at a purchase price of $2.40 per share, and (ii) pre-funded warrants to purchase an aggregate of 20,076,500 shares of our common stock (the "2024 Pre-Funded Warrants" and, together with 2022 Pre-Funded Warrants, the "Pre-Funded Warrants"), at a purchase price of $2.3999 per 2024 Pre-Funded Warrant, for aggregate net proceeds of $94.4 million, after deducting certain expenses incurred of $5.6 million related to the issuance of shares. The 2024 PIPE Financing closed on March 4, 2025. As of December 31, 2025, all 20,076,500 of the 2024 Pre-Funded Warrants are still outstanding.

For each of the 2022 PIPE Financing and 2024 PIPE Financing, the Pre-Funded Warrants have an exercise price of $0.0001 per share of the Company's common stock and are exercisable and will remain exercisable until exercised in full. The holders of such Pre-Funded Warrants may not exercise a Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% or 9.99%, at the election of the holder, of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise. The holders of such Pre-Funded Warrants may increase or decrease such percentages not in excess of 19.99% by providing at least 61 days' prior notice.

The following table summarizes our cash flows for the years presented (in thousands):

	Year Ended December 31,	
	2025	2024
Net cash used in operating activities	$ (97,433)	$ (59,550)
Net cash provided by investing activities	11,891	25,202
Net cash provided by financing activities	94,376	130
Net (decrease) increase in cash, cash equivalents and restricted cash	$ 8,834	$ (34,218)

Operating Activities

Our cash used in operating activities primarily results from our net loss adjusted for non-cash expenses, changes in working capital components, amounts due to contract research organizations to conduct our clinical programs and employee-related expenditures for research and development and selling, general and administrative activities. Our cash flows from operating activities will continue to be affected by spending to advance our research and development of the ADC

Therapies and identifying and designing product candidates and the regulatory approval process for any product candidates we may develop.

For the year ended December 31, 2025, cash used in operating activities was $97.4 million and resulted from (i) our net loss of $20.6 million, (ii) a $1.9 million net positive impact on cash used due to changes in net operating assets and liabilities, and (iii) net non-cash adjustments totaling $78.8 million, which were primarily related to gain on sale of business, share-based compensation expense, discount amortization on short-term investments, lease expense, and depreciation expense.

For the year ended December 31, 2024, cash used in operating activities was $59.6 million and resulted from (i) our net loss of $63.7 million, (ii) a $6.1 million net negative impact on cash used due to changes in net operating assets and liabilities, and (iii) net non-cash adjustments totaling $10.2 million, which were primarily related to share-based compensation expense, discount amortization on short-term investments, lease expense, and depreciation expense.

Investing Activities

Cash provided by investing activities for the year ended December 31, 2025 was $11.9 million related to the purchases of short-term investments of $148.7 million and purchases of property and equipment of $0.6 million, offset by proceeds received from the sale of a business of $101.3 million and maturities of short-term investments of $59.8 million.

Cash provided by investing activities for the year ended December 31, 2024 was $25.2 million related to maturities of short-term investments of $63.3 million, offset by purchases of short-term investments of $36.5 million and fixed assets of $1.7 million.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2025 was $94.4 million and related to $100.0 million in gross proceeds received from the sale of common stock and 2024 Pre-Funded Warrants, offset by payment of 2024 PIPE Financing related transaction costs.

Cash provided by financing activities for the year ended December 31, 2024 was $0.1 million and related to the issuance of common stock under the employee stock purchase plan, offset by financing costs related to the Sales Agreement.

Material Cash Requirements

In April 2022, we entered into a sublease for 10,615 square feet of office space in Morristown, New Jersey. The term of the lease is seventy-three months unless terminated sooner. In connection with the FYARRO Divestiture, KAKEN assumed our sublease for the NJ office space. We are currently in the process of extending the office license arrangement with KAKEN upon the sublandlord's and landlord's consent.

Rent expense is being recorded on a straight-line basis. Rent expense related to the Morristown lease was $0.2 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively. See Note 6 to the financial statements for details related to future lease payments.

We also have contracts with various organizations to conduct research and development activities, including clinical trial organizations to manage clinical trial activities and manufacturing companies to manufacture the drug product used in the clinical trials. The scope of the services under these research and development contracts can be modified and the contracts cancelled by us upon written notice. In the event of cancellation, we would be liable for the cost and expenses incurred to date as well as any close out costs of the service arrangement.

On December 19, 2024, we entered into the License Agreement with WuXi Biologics for exclusive rights to certain patents and know-how pertaining to WuXi Biologics' preclinical ADC Therapies leveraging Hangzhou DAC linker-payload technology targeting each of MUC16, PTK7 and SEZ6. Under the License Agreement, we paid an additional non-refundable, upfront payment of $38.0 million, the balance of the up-front license fee, plus a 6% VAT fee on April 16, 2025, in each case, for the rights and licenses granted to us by WuXi Biologics.

Critical Accounting Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. We believe that the estimates, judgments and assumptions are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. Historically, revisions to our estimates have not resulted in a material change to our financial statements.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this Annual Report on Form 10-K.

We believe the following accounting judgments and estimates involve the most significant levels of estimation uncertainty and also have had, or are reasonably likely to have, a material impact on our financial condition or results of operations.

Revenue Recognition

We recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC Topic 606, Revenue from Contracts with Customer ("Topic 606"), the following five steps are performed: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation.

Net Product Sales

We sell our product primarily through a limited number of specialty distributors (SDs) and specialty pharmacy (SP) customers. The delivery of our product represents a single performance obligation for these transactions, and we record net product sales when control is transferred to the customer, which occurs upon receipt by the customer. The transaction price for net product sales represents the amount we expect to receive, which is net of estimated distribution fees, government-mandated rebates, chargebacks, co-payment assistance, and estimated product returns. Accruals are established for these deductions, and actual amounts incurred are offset against applicable accruals. We reflect these accruals as either a reduction in the related account receivable from the distributor or as an accrued liability, depending on the nature of the sales deduction. Sales deductions are based on management's estimates that consider channel mix and experience to date.

Estimates are assessed periodically and updated to reflect current information. These estimates involve a substantial degree of judgment, in particular, for government-mandated rebates and chargebacks, such as for the Medicaid and 340B programs.

Research and Development Costs

We accrue and expense research and development expenditures as incurred, which include costs related to clinical trial activities. We estimate costs of research and development activities conducted by service providers, which include, the conduct of preclinical studies, contract manufacturing activities and clinical activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the Clinical Research Organizations ("CROs"), professional service providers, and other vendors providing clinical trial services (collectively, the "service providers") and include these costs in the accrued and other current liabilities or prepaid expenses, as applicable, on the balance sheets and within research and development expense on the statements of operations and comprehensive loss. The diverse nature of services being provided under CRO and other vendor arrangements, the different terms and milestone arrangements that exist for each type of service and the lack of timely information related to certain clinical activities complicates the estimation of accruals for services rendered by CROs and other vendors. In estimating the duration of a clinical study, we evaluate the start-up, treatment and wrap-up periods, payment arrangements and services rendered attributable to each clinical trial and fluctuations are regularly tested against payment plans and trial completion assumptions.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our estimates and related accounts on the balance sheet. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

Share-Based Compensation

We recognize all share-based payments to employees, including grants of employee stock options, employee stock purchase plan, and restricted stock units in the statements of operations and comprehensive loss based on their fair values. All of our share-based awards, to employees, non-employees, officers, and directors, are subject only to service-based vesting conditions. Options granted during the year have a minimum contractual term of ten years.

Compensation expense related to awards to employees is calculated on a straight-line basis by recognizing the grant date fair value over the associated service period of the award, which is generally the vesting term. For the years ended December 31, 2025 and 2024, we recognized share‑based compensation expense in the statements of operations and comprehensive loss as follows (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
Selling, general and administrative	$	6,524	$	6,782
Research and development		3,349		4,057
Total	$	9,873	$	10,839

As of December 31, 2025, total unrecognized compensation cost related to stock options was $7.6 million which we expect to recognize over a weighted average period of 1.3 years. As of December 31, 2025, there was $1.3 million of unrecognized compensation cost related to restricted stock units, which is expected to be recognized over a weighted average period of 0.5 years. The intrinsic value of all outstanding stock options and restricted stock units as of December 31, 2025 was $2.6 million and $5.9 million, respectively.

Recent Accounting Pronouncements

See Note 2 to the financial statements for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data.

Beginning on the following page are the financial statements with applicable notes and the related Report of Independent Registered Public Accounting Firm.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Whitehawk Therapeutics, Inc.

Morristown, New Jersey

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Whitehawk Therapeutics, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended**,** in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Classification of Warrants

As described in Note 8 to the financial statements, on December 19, 2024, the Company entered into the subscription agreement for a private investment in public equity financing (the "2024 PIPE Financing") with certain investors (the "2024 PIPE Investors"), pursuant to which the Company agreed to sell to the 2024 PIPE Investors (i) 21,592,000 shares of the Company's common stock, and (ii) 20,076,500 Pre-Funded Warrants, for aggregate net proceeds of $94.4 million, after deducting certain expenses incurred of $5.6 million related to the issuance of shares. The 2024 PIPE Financing was conditioned upon the Company's shareholders approving the transaction and closed on March 4, 2025 after such approval was obtained. The Pre-Funded Warrants are indexed to the Company's common stock and meet the conditions for equity classification in accordance with ASC 815-40.

We identified the evaluation of the financial statement classification of the Pre-Funded Warrants issued in the 2024 PIPE Financing as a critical audit matter. Auditing the Company's evaluation of certain provisions within the relevant agreements for the assessment of the financial statement classification involved especially complex auditor judgment, including the extent of effort and expertise needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the appropriateness of management's conclusions, including utilizing personnel with expertise in relevant technical accounting, included the review of: (i) the relevant terms of the agreements, (ii) the completeness and accuracy of the Company's technical accounting analysis, and (iii) the appropriateness of application of the relevant accounting literature.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2017.

San Diego, California

March 12, 2026

WHITEHAWK THERAPEUTICS, INC.

Balance Sheets

(in thousands, except share data and par value)

	Year Ended December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 37,568	$ 28,670
Short-term investments	108,129	18,567
Accounts receivable, net	—	5,903
Inventory	—	5,311
Prepaid expenses and other current assets	3,316	2,836
Total current assets	149,013	61,287
Property and equipment, net	3	6,846
Operating lease right-of-use assets	—	787
Other assets	1,814	1,399
Total assets	$ 150,830	$ 70,319
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 917	$ 2,159
Accrued liabilities	13,602	14,647
Operating lease liabilities, current portion	—	268
Total current liabilities	14,519	17,074
Operating lease liabilities, net of current portion	—	565
Other liabilities	—	202
Total liabilities	14,519	17,841
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value, 300,000,000 shares authorized; 47,145,719 and 24,680,708 shares issued and outstanding as of December 31, 2025 and 2024 respectively	4	2
Additional paid-in capital	489,437	385,114
Accumulated other comprehensive income	120	16
Accumulated deficit	(353,250)	(332,654)
Total stockholders' equity	136,311	52,478
Total liabilities and stockholders' equity	$ 150,830	$ 70,319

The accompanying notes are an integral part of these financial statements.

WHITEHAWK THERAPEUTICS, INC.

Statements of Operations and Comprehensive Loss

(in thousands, except share data and earnings per share amounts)

| | Year Ended December 31, | |
	2025	2024
Revenue		
Product sales, net	$ 7,145	$ 25,983
Total revenue	7,145	25,983
Operating expenses		
Selling, general and administrative	29,822	36,749
Research and development	90,963	51,030
Restructuring charges	—	2,638
Cost of goods sold	760	3,024
Total operating expenses	121,545	93,441
Loss from operations	(114,400)	(67,458)
Other income (expense)		
Gain on sale of business	87,266	—
Foreign exchange gain (loss)	5	(4)
Other income	302	—
Interest income	6,231	3,925
Interest expense	—	(154)
Total other income (expense), net	93,804	3,767
Loss before income tax expense	(20,596)	(63,691)
Income tax expense	—	—
Net loss	$ (20,596)	$ (63,691)
Other comprehensive loss:		
Unrealized gain (loss) on investments, net of tax	104	(11)
Comprehensive loss	$ (20,492)	$ (63,702)
Net loss per share, basic and diluted	$ (0.33)	$ (2.36)
Weighted average number of common shares outstanding, basic and diluted	61,886,765	27,029,942

The accompanying notes are an integral part of these financial statements.

WHITEHAWK THERAPEUTICS, INC.

Statements of Stockholders' Equity

(in thousands, including share amounts)

| | Stockholders' Equity | | | | | |
| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Accumulated Deficit | Total Stockholders' Equity |
	Shares	Par Value				
Balance at December 31, 2023	24,554	$ 2	$ 374,129	$ 27	$ (268,963)	$ 105,195
Share-based compensation expense	—	—	10,839	—	—	10,839
Issuance of common stock upon exercise of stock options	33	—	—	—	—	—
Issuance of shares under the employee stock purchase plan	94	—	146	—	—	146
Unrealized loss on investments, net of tax	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	(63,691)	(63,691)
Balance at December 31, 2024	24,681	$ 2	$ 385,114	$ 16	$ (332,654)	$ 52,478
Share-based compensation expense	—	—	9,873	—	—	9,873
Issuance of common stock upon exercise of warrants	426	—	—	—	—	—
Issuance of common stock upon exercise of stock options	25	—	26	—	—	26
Issuance of common stock in conjunction with vesting of restricted stock units	388	—	—	—	—	—
Issuance of shares under the employee stock purchase plan	34	—	49	—	—	49
Private placement, net of transaction costs	21,592	2	94,375	—	—	94,377
Unrealized gain on investments, net of tax	—	—	—	104	—	104
Net loss	—	—	—	—	(20,596)	(20,596)
Balance at December 31, 2025	47,146	$ 4	$ 489,437	$ 120	$ (353,250)	$ 136,311

The accompanying notes are an integral part of these financial statements.

WHITEHAWK THERAPEUTICS, INC.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net loss	$ (20,596)	$ (63,691)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation expense	9,873	10,839
Gain on sale of business	(87,266)	
Amortization of premiums and discounts on short-term investments, net	(1,527)	(1,301)
Non-cash lease expense	74	460
Depreciation and amortization expense	79	193
Changes in operating assets and liabilities:		
Accounts receivable	(1,000)	(415)
Inventory	170	1,116
Prepaid expenses and other current assets	(434)	2,814
Other non-current assets	(438)	518
Operating lease liabilities, net	(89)	(512)
Accounts payable and accrued liabilities	3,923	(9,773)
Other liabilities	(202)	202
Net cash used in operating activities	(97,433)	(59,550)
Investing activities:		
Proceeds from sale of business, net cash, cash equivalents, and restricted cash	101,286	—
Purchases of property and equipment	(552)	(1,654)
Purchases of short-term investments	(148,688)	(36,482)
Maturities of short-term investments	59,845	63,338
Net cash provided by investing activities	11,891	25,202
Financing activities:		
Proceeds from sale of common stock and prefunded warrants in PIPE financing	100,002	—
Payment of PIPE financing related transaction costs	(5,625)	—
Issuance of common stock upon exercise of stock options	26	—
Proceeds from issuance under employee stock purchase plan	49	146
Deferred offering costs paid for financing	(76)	(16)
Net cash provided by financing activities	94,376	130
Net increase (decrease) in cash, cash equivalents and restricted cash	8,834	(34,218)
Cash, cash equivalents and restricted cash at beginning of year	28,734	62,952
Cash, cash equivalents and restricted cash at end of year	$ 37,568	$ 28,734

The accompanying notes are an integral part of these financial statements.

WHITEHAWK THERAPEUTICS, INC.

Statements of Cash Flows (continued)

(in thousands)

	Year Ended December 31,	
	2025	2024
Supplemental disclosure of cash flow information:		
Interest paid during the period	$ —	$ 211
Supplemental disclosure of non-cash activities:		
Deferred transaction costs included in accounts payable and accrued liabilities	$ —	$ 35
Amounts accrued for purchases of property and equipment	$ —	$ 1,153

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Organization and Operations

Whitehawk Therapeutics, Inc. is a clinical-stage oncology therapeutics company applying advanced technologies to established tumor biology that are intended to efficiently deliver improved cancer treatments. The Company has deep experience in chemistry, formulation, and drug delivery, as well as research, clinical, and commercial pharmaceutical development, and taking product candidates from the clinic to approval, launch, and commercialization.

Current ADC Business

On December 19, 2024, the Company entered into an intellectual property license agreement (the "WuXi License Agreement") with WuXi Biologics (Shanghai FX) Co., Ltd. ("WuXi Biologics") for the development and global commercialization of a portfolio of three next generation antibody drug conjugates ("ADCs") targeting clinically validated, broadly overexpressed tumor antigens in high potential cancer indications with significant unmet need. Refer to Note 13 for further information on the ADC license agreement and its terms.

Legacy FYARRO Business.

For the periods presented and through the FYARRO Divestiture (as defined below), the Company's lead drug product was FYARRO® (sirolimus protein-bound particles for injectable suspension (albumin-bound); nab-sirolimus), which combines two established technologies - nanoparticle albumin-bound (nab) technology and the anti-cancer agent, sirolimus. The Company exclusively licensed FYARRO, previously called ABI-009, nab-sirolimus, from Abraxis BioScience, LLC, a wholly owned subsidiary of Celgene Corporation, which is a wholly owned subsidiary of Bristol-Myers Squibb Company ("BMS"). The Company refers to the development, production and commercial sale of FYARRO herein as the "FYARRO Business". On February 22, 2022, the Company launched FYARRO in the United States for treatment of advanced malignant perivascular epithelioid cell tumor ("PEComa").

On December 19, 2024, the Company entered into a Stock Purchase Agreement (the "Divestiture Agreement") with KAKEN INVESTMENTS INC., a Delaware corporation ("KAKEN"), KAKEN PHARMACEUTICAL CO., LTD, and Aadi Subsidiary, Inc., a Delaware corporation and the Company's former wholly owned subsidiary and the operating company for the FYARRO Business ("Aadi Subsidiary"). Under the Divestiture Agreement, KAKEN acquired 100% of the outstanding shares of capital stock of Aadi Subsidiary from the Company for a cash payment of $102.4 million (before applicable purchase price adjustments under the Divestiture Agreement) (the "FYARRO Divestiture"). The FYARRO Divestiture closed on March 25, 2025 and, as a result, the Company no longer operates the FYARRO Business.

Company Name Change.

In connection with the FYARRO Divestiture, the Company changed the Company's name from "Aadi Bioscience, Inc." to "Whitehawk Therapeutics, Inc." and the Company's common stock is now traded under the symbol "WHWK".

Merger with Aerpio Pharmaceuticals, Inc.

On August 26, 2021 (the "Closing Date"), Aadi Bioscience, Inc., a Delaware corporation (f/k/a Aerpio Pharmaceuticals, Inc.), completed its business combination with Aadi Subsidiary, Inc. (f/k/a Aadi Bioscience, Inc., or "Private Aadi"), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated May 16, 2021, by and among Aadi, Aspen Merger Subsidiary, Inc. ("Merger Sub") and Private Aadi (the "Merger Agreement"), pursuant to which Merger Sub merged with and into Private Aadi, with Private Aadi surviving as a wholly owned subsidiary of the Company (the "Merger").

Liquidity

Since inception, the Company has devoted substantially all of its resources to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations. Prior to the FYARRO Divestiture, the Company also realized revenues from the commercial sale of FYARRO.

The Company has experienced net losses since its inception and expects to continue to incur net losses into the foreseeable future. As of and for the year ended December 31, 2025, the Company had an accumulated deficit of $353.3 million and a net loss of $20.6 million. To date, these operating losses have been funded primarily from outside sources of invested capital through the issuance of convertible promissory notes, grant funding, the sale of securities, and proceeds from license agreements.

The Company had cash, cash equivalents and short-term investments of $145.7 million at December 31, 2025. The Company paid $38.0 million, the balance of the up-front license fee, plus a 6% VAT fee on April 16, 2025 to WuXi Biologics for the in-licensing of the ADCs targeting Mucin-16 (MUC16), Protein Tyrosine Kinase 7 (PTK7) and Seizure Related 6 Homolog (SEZ6) (each an "ADC Therapy," and collectively, the "ADC Therapies"). Management believes the Company's cash, cash equivalents and short-term investments will provide sufficient funds to enable the Company to meet its obligations for at least twelve months from the issuance of these financial statements. If the Company is unable to achieve and maintain profitability, it will need additional financing to support its continuing operations and pursue its strategic objectives. Additional financing may be achieved through a combination of equity offerings and debt financing. The Company may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all.

On March 17, 2022, the Company entered into a Sales Agreement (the "Sales Agreement") with Cowen and Company, LLC ("Cowen"), pursuant to which the Company may offer and sell, from time to time at the Company's sole discretion, shares of its common stock having an aggregate offering price of up to $75.0 million through Cowen as its sales agent for an at-the-marketing-offering. Any sales under the Sales Agreement may result in dilution to existing shareholders. As of December 31, 2025, no shares of common stock had been sold under this Sales Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements, and the related disclosures, have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations and, in the opinion of management include all adjustments necessary for a fair presentation of the results of operations, financial position, changes in stockholders' equity and cash flows for each period presented. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB"). All adjustments are of a normal recurring nature. The Company's financial statements are stated in U.S. dollars. Certain prior year amounts have been reclassified to conform to the current year presentation.

The financial statements noted above reflect the financial position and results of operations of the Company. The comparative period includes the financial position and results of operations of the Company and Aadi Subsidiary, prior to its sale on March 25, 2025. The transaction did not meet the criteria for discontinued operations under ASC 205-20, and therefore no reclassification has been made to prior period statements.

The balance sheet as of December 31, 2025 excludes the assets and liabilities of Aadi Subsidiary, which were divested as of the sale date. Comparative information as of December 31, 2024 includes balances related to the divested business, such as accounts receivable, inventory, and customer concentration disclosures. See Note 16 for additional information.

Risks and Uncertainties

The Company is a clinical-stage biopharmaceutical company, has a limited operating history and has two clinical products and one preclinical product in development. The Company's ability to generate revenue and achieve profitability depends significantly on the ability to achieve several objectives relating to the discovery, development and commercialization of the ADC Therapies and any other product candidates that may be developed in the future.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on short-term investments. Comprehensive loss has been reflected in the statements of operations and comprehensive loss for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the Company's financial statements and accompanying notes. In the opinion of management, all adjustments that are considered necessary for fair presentation have been included. The most significant estimates in the Company's financial statements relate to gross-to-net accruals, share-based compensation expense and accrued research and development costs. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Restructuring Charges

Restructuring charges consist primarily of employee severance, contract termination costs and other costs. Liabilities for costs associated with a restructuring activity are recognized when the liability is incurred and are measured at fair value. For one-time employee terminations benefits, the Company recognizes the liability in full on the communication date when future services are not required or amortizes the liability ratably over the service period, if required. The fair value of termination benefits reflects the Company's estimate of expected utilization of certain Company-funded post-employment benefits. One-time termination benefits include severance and continuation of health insurance coverage for certain employees.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and available-for-sale marketable debt securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company has not experienced any losses on deposits since inception.

Customer Concentration

For the year ended December 31, 2025, two customers represented 37% and 60% of the Company's revenue. For the year ended December 31, 2024, two customers represented 43% and 55% of the Company's revenue, respectively.

Additionally, two customers accounted for 42% and 56% of net accounts receivable as of December 31, 2024. The Company did not have accounts receivable as of December 31, 2025. See Note 16 for further information.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid marketable securities purchased with original maturities of three months or less at the time of purchase date to be cash equivalents. Restricted cash consists of a letter of credit secured by restricted cash in connection with the Morristown, New Jersey office lease described in Note 6, and is included in other assets on the balance sheets as of December 31, 2024. The Company did not have restricted cash as of December 31, 2025 as the Morristown Lease (as defined in Note 6) was assumed by KAKEN.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets (in thousands):

	As of December 31,	
	2025	**2024**
Cash and cash equivalents	$ 37,568	$ 28,670
Restricted cash, non-current	—	64
Total cash, cash equivalents and restricted cash	$ 37,568	$ 28,734

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions which reflect those that a market participant would use

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

In determining the fair value of its financial instruments, the Company considers the source of observable market data inputs, liquidity of the instrument, the credit risk of the counterparty to the contract, and its risk of nonperformance. In the case fair value is not observable, for the items subject to fair value measurements, the Company applies valuation techniques deemed the most appropriate under the GAAP guidance based on the nature of the assets and liabilities being measured.

The carrying amounts of cash equivalents, accounts payable, and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items.

Short-Term Investments

The Company invests in various types of securities, including United States government treasury bills, commercial paper, corporate debt securities, and government agency bonds. The Company classifies its investments as available-for-sale and records them at fair value based upon market prices at period end. Unrealized gains and losses that are deemed temporary in nature are recorded in accumulated other comprehensive income as a separate component of stockholders' equity. Dividend and interest income are recognized when earned. The Company recognizes purchase premiums and discounts as interest income using the interest method over the terms of the securities. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of investments sold. The Company classifies short-term investments with remaining maturities greater than one year as current assets because such short-term investments are available to fund the Company's current operations.

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the decline in fair value below amortized cost is a result of credit losses or other factors, whether the Company expects to recover the amortized cost of the security, the Company's intent to sell and if it is more likely than not that the Company will be required to sell the securities before the recovery of amortized cost. The Company records changes in allowance for expected credit loss in other income (expense), net. There has been no allowance for expected credit losses recorded during any of the periods presented. See Note 4 for further information.

Accounts Receivable, Net

Accounts receivable are recorded net of customer allowances for chargebacks and allowance for credit losses. Allowance for chargebacks is based on contractual terms. The Company estimates the allowance for credit losses based on existing contractual payment terms, actual payment patterns of its individual customer circumstances and credit loss. Receivables are recorded to an allowance for credit loss when it is probable that amounts will not be collected based on terms of the customer contracts. Accounts receivable are net of $0.1 million of customer allowances for chargebacks as of December

31, 2024. There were no allowances for credit losses and no receivables were written off for the years ended December 31, 2025 and 2024. As of December 31, 2024, accounts receivable included balances associated with Aadi Subsidiary, which was sold on March 25, 2025. Accounts receivable related to Aadi Subsidiary was removed from the balance sheet as of March 25, 2025. See Note 16 for more information.

Inventory

Inventory is stated at the lower of cost or estimated net realizable value. The Company uses actual costing methodology determined on a first-in, first-out method. The Company capitalizes inventory costs associated with its products based upon regulatory approval when, based on management's judgment, future commercialization is considered probable and the future economic benefit is expected to be realized; otherwise, such costs are expensed.

As of December 31, 2024, inventory included balances associated with Aadi Subsidiary, which was sold on March 25, 2025. Inventory related to Aadi Subsidiary was removed from the balance sheet as of the sale date. See Note 16 for more information.

Details of inventory are presented as follows (in thousands):

	As of December 31,	
	2025	2024
Raw materials	$ —	$ 3,533
Work in process	—	—
Finished goods	—	1,778
Total	$ —	$ 5,311

Property and Equipment, Net

Property and equipment, consisting of computers and software, construction in process, furniture and fixtures, lab equipment, and leasehold improvements are stated at cost, less accumulated depreciation. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Such costs are periodically reviewed for recoverability when impairment indicators are present.

Details of property and equipment are presented as follows (in thousands).

	As of December 31,	
	2025	2024
Computers and software	$ 341	$ 470
Furniture and fixtures	36	65
Construction in process	—	6,590
Lab equipment	—	51
Leasehold improvements	—	133
Total	$ 377	$ 7,309
Accumulated depreciation	(374)	(463)
Property and equipment, net	$ 3	$ 6,846

Construction in process mainly consists of lab, production, and testing equipment. Depreciation expense on property, plant, and equipment amounted to $0.1 million and $0.2 million for the years ended December 31, 2025 and 2024, respectively.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company does not recognize assets or liabilities for leases with lease terms of less than 12 months.

The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: (i) the lease has a purchase option that is reasonably certain of being exercised, (ii) the present value of the future cash flows is substantially all of the fair market value of the underlying asset, (iii) the lease term is for a significant portion of the remaining economic life of the underlying asset, (iv) the title to the underlying asset transfers at the end of the lease term, or (v) if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized at the commencement date of the lease based on the present value of lease payments over the expected lease term.

Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company's leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. For finance leases, depreciation expense is recognized for the leased asset acquired and interest expense is recognized related to the portion of the financing in the statements of operations and comprehensive loss. For operating leases, lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expense in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range. The Company has not recorded any such liabilities as of December 31, 2025 and 2024.

Revenue Recognition and Related Allowances

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers ("Topic 606"), the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Product Net Sales

FYARRO was approved by the FDA in November 2021. On February 22, 2022, the Company launched sales of FYARRO to specialty distributors ("SDs") and a specialty pharmacy ("SP"). The Company recognizes product sales when the SDs and SP obtain control of the product. Product sales are recorded at the net sales price, which includes provisions for the following allowances which are reflected either as a reduction to the related account receivable or as an accrued liability, depending on how the allowance is settled:

Distribution Fees: Distribution fees include distribution service fees paid to the SDs and SP based on a contractually fixed percentage of the wholesale acquisition cost ("WAC"). Distribution fees are recorded as an offset to product sales based on contractual terms at the time revenue from the sale is recognized.

Rebates: Allowance for rebates includes mandated discounts under the Medicaid Drug Rebate Program and TRICARE program. Rebates are amounts owed after the final dispensing of the product to a benefit plan participant and are based upon contractual agreements or statutory requirements. The allowance for rebates is based on contracted or statutory discount rates and expected utilization by benefit plan participants. The Company's estimates for expected utilization of rebates are based on utilization data received from the SDs and SP since product launch. Rebates are generally invoiced and paid in arrears so that the accrual balance consists of an estimate of the amount expected to be incurred for the current quarter's activity. If actual future rebates vary from estimates, the Company may need to adjust prior period accruals, which would affect product sales in the period of adjustment.

Chargebacks: Chargebacks are discounts and fees that relate to contracts with government and other entities purchasing from the SDs and SP at a discounted price. The SDs and SP charge back to the Company the difference between the price initially paid by the SDs and SP and the discounted price paid to the SDs and SP by these entities. If actual future chargebacks vary from these estimates, the Company may need to adjust prior period accruals, which would affect product sales in the period of adjustment.

Co-Payment Assistance: The Company offers co-payment assistance to commercially insured patients meeting certain eligibility requirements. Co-payment assistance is accrued at the time of product sale to SDs and SP based on estimated patient participation and average co-pay benefit to be paid per a claim. The Company estimated amounts are compared to actual program participation and co-pay amounts paid using data provided by third-party administrators. If actual amounts differ from the original estimates the assumptions being applied are updated and adjustment for prior period accruals will be adjusted in the current period.

Product Returns: Consistent with industry practice, the Company offers the SDs and SP limited product return rights for damages, shipment errors, and expiring product, provided that the return is within a specified period around the product expiration date as set forth in the applicable individual distribution agreement. The Company does not allow product returns for product that has been dispensed to a patient. As the Company receives inventory reports from the SDs and SP and has the ability to control the amount of product that is sold to the SDs and SP the Company's estimate of future potential product returns is based on the on-hand channel inventory data and sell-through data obtained from the SDs and SP. In arriving at its estimate, the Company also considers historical product returns, the underlying product demand, and industry data specific to the specialty pharmaceutical distribution industry.

The total amount deducted from gross product sales for the allowances described above for the years ended December 31, 2025 and 2024 was $2.1 million and $6.5 million, respectively.

The following table sets forth the changes in the accrued revenue allowances (in thousands):

	As of December 31,			
	2025		2024	
Balance at beginning of period	$	1,411	$	1,065
Provision for current period sales		2,085		6,473
Payments		(1,686)		(6,127)
Allowances transferred in sale of Aadi Subsidiary, Inc.		(1,810)		—
Balance at end of period	$	—	$	1,411

Cost of Goods Sold

Cost of goods sold consist primarily of royalties paid to BMS, costs incurred on sales of FYARRO and costs to manufacture and prepare the product for sales subsequent to the FDA approval in November 2021. Costs incurred prior to the FDA approval were expensed when incurred.

Research and Development

Research and development expenses consist of costs incurred in performing research and development activities, including salaries and benefits, materials and supplies, preclinical expenses, share-based compensation expense, contract services, and other external development expenses. The Company records research and development activities conducted by third-party service providers, which include work related to preclinical studies, clinical trials, and contract manufacturing activities, to research and development expense as incurred. The Company is required to estimate the amount of services provided but not yet invoiced and include these expenses in accrued expenses on the balance sheets and within research and development expenses in the statements of operations and comprehensive loss. These expenses are a significant component of the Company's research and development expenses and require significant estimates and judgments. The Company accrues for these expenses based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. As actual expenses become known, the Company adjusts its accrued expenses.

In-Process Research and Development (IPR&D)

Acquired in-process research and development expenses are recorded when incurred and reflect costs of externally-developed in-process research and development ("IPR&D") projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use, including upfront and pre-commercialization milestone payments related to various collaborations and the costs of rights to IPR&D projects. Refer to Note 13 for further information on the ADC license agreement and its terms.

The Company recorded a $45.7 million IPR&D expense which included a $38.0 million upfront payment related to the WuXi Biologics license agreement and $5.0 million of development milestone-related expense for the year ended December 31, 2025. The Company had $6.0 million IPR&D expense for the year ended December 31, 2024.

Share-Based Compensation

The Company recognizes all share-based payments to employees, including grants of employee stock options and restricted stock units in the statements of operations and comprehensive loss based on their fair values. All of the Company's share-based awards, to employees, non-employees, officers, and directors, are subject only to service-based vesting conditions. Compensation expense for awards to employees is calculated on a straight-line basis by recognizing the fair value over the associated service period of the award, which is generally the vesting term. Options granted during the year have a maximum contractual term of ten years.

Employee Stock Purchase Plan

Stock-based compensation expense for employee stock purchases under the Company's 2021 Employee Stock Purchase Plan (the "2021 ESPP") is recorded at the estimated fair value of the purchase as of the plan enrollment date and is recognized as an expense on a straight-line basis over the applicable six-month 2021 ESPP offering period.

Income Taxes

Income taxes have been accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Basic and diluted weighted average shares of common stock outstanding for the years ended December 31, 2025 and 2024, which includes the weighted average effect of 20,076,500 and 2,000,037 Pre-Funded Warrants, which were issued in March 2025 and September 2022, respectively, for the purchase of shares of common stock, for which the remaining unfunded exercise price is $0.0001 per share. See Note 8 for more information on the Pre-Funded Warrants.

Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company's potentially dilutive securities, which include outstanding stock options, restricted stock units, and warrants have been excluded from the computation of diluted net loss per share as they would be anti-dilutive.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive:

| | Year Ended December 31, | |
	2025	2024
Options to purchase common stock	8,120,654	4,950,016
Restricted Stock Units to purchase common stock	2,452,690	256,490

Adoption of New Accounting Standard

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The new standard requires a company to expand its existing income tax disclosures, specifically related to the rate reconciliation and income taxes paid. The standard is effective for the Company beginning in fiscal year 2025, with early adoption permitted. The requirements of this ASU are disclosure-related and did not have an impact on the Company's financial position and results of operations. See Note 12, Income Taxes, for the updated disclosures as a result of adopting this ASU.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-04) - Disaggregation of Income Statement Expenses", which requires additional disclosure in the notes to the financial statements of the nature of certain expenses included in the income statement. The amendments are effective on a prospective basis, with the option to apply it retrospectively, for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this new accounting guidance.

3. Fair Value Measurement

The following table sets forth the recurring fair value of the Company's financial assets and liabilities, allocated into the Level 1, Level 2 and Level 3 hierarchy that were measured at fair value on a recurring basis (in thousands):

| | Fair Value Measurements as of December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds (1)	$ 37,318	$ —	$ —	$ 37,318
U.S. government treasury bills	43,881	—	—	43,881
Commercial paper	—	16,262	—	16,262
Corporate bonds	—	47,986	—	47,986
Total financial assets	$ 81,199	$ 64,248	$ —	$ 145,447

	Fair Value Measurements as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds (1)	$ 27,485	$ —	$ —	$ 27,485
U.S. government treasury bills	12,562	—	—	12,562
Commercial paper	—	1,744	—	1,744
Corporate bonds	—	4,261	—	4,261
Total financial assets	$ 40,047	$ 6,005	$ —	$ 46,052

(1) Included in cash and cash equivalents in the accompanying balance sheets.

4. Short-Term Investments and Cash Equivalents

The following table summarizes the Company's short-term investments (in thousands):

	As of and for Year Ended December 31, 2025				
	Maturity (In Years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds		$ 37,318	$ —	$ —	$ 37,318
U.S. government treasury bills	Less than 1	43,857	24	—	43,881
Commercial paper	Less than 1	16,239	23	—	16,262
Corporate bonds	Less than 1	44,907	66	—	44,973
Corporate bonds	More than 1 less than 2	3,006	7	—	3,013
Total		$ 145,327	$ 120	$ —	$ 145,447

	As of and for Year Ended December 31, 2024				
	Maturity (In Years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds		$ 27,485	$ —	$ —	$ 27,485
U.S. government treasury bills	Less than 1	12,553	9	—	12,562
Commercial paper	Less than 1	1,743	1	—	1,744
Corporate bonds	Less than 1	4,256	5	—	4,261
Total		$ 46,037	$ 15	$ —	$ 46,052

As of December 31, 2025, the available-for-sale debt securities are of high credit quality, and there were no unrealized losses recognized as of December 31, 2025 or 2024. No allowance for credit losses was recognized as of December 31, 2025 or 2024.

As of December 31, 2025 corporate bonds had contractual maturities of greater than one year and less than two years. All other marketable securities had contractual maturities of less than one year. As of December 31, 2024 all marketable securities had a contractual maturity of less than one year.

5. Accrued Liabilities

Details of accrued liabilities are presented as follows (in thousands):

	As of December 31,			
	2025		**2024**	
Accrued professional fees	$	968	$	5,157
Accrued salaries and payroll		602		2,681
Accrued restructuring charges		192		1,333
Accrued bonus		3,160		64
Accrued contract manufacturing		3,935		2,597
Accrued clinical		12		644
Accrued research and development		4,627		333
Accrued other - sales related		—		1,188
Accrued other		106		650
Total accrued liabilities	$	13,602	$	14,647

6. Operating Leases

In April 2019, the Company entered into a twenty-eight-month facility lease agreement for office space in Pacific Palisades, California (the "Pacific Palisades Lease"). The Pacific Palisades Lease commenced on May 1, 2019, included four months of rent abatement and a rent escalation clause and was set to expire on August 31, 2021. In August 2021, the Company exercised its option to extend the term of the Pacific Palisades Lease for an additional three-year period and entered into an amendment to the lease agreement (the "Pacific Palisades Lease Amendment"). Pursuant to the Pacific Palisades Lease Amendment, the Company and the landlord agreed to extend the term for an additional period of three (3) years and six (6) months, until February 28, 2025, with an option to renew for an additional three (3) years in accordance with the terms of the Pacific Palisades Lease. Included in the Pacific Palisades Lease Amendment were nine months of rent abatement and a rent escalation clause. The Pacific Palisades Lease expired on February 28, 2025.

In April 2022, the Company entered into a lease agreement for office space in Morristown, New Jersey (the "Morristown Lease"). The Morristown Lease has a term of seventy-three months, unless terminated sooner, and includes rent abatement for the first three months and the forty-seventh and forty-eighth calendar months after lease commencement. Included in the Morristown Lease are fixed rent escalations of approximately 2% on each anniversary year of the lease term. In connection with the FYARRO Divestiture, KAKEN assumed the Morristown Lease. In March 2025, the Company entered into a short-term sublease with KAKEN. The Company has elected the short-term lease exemption under ASC 842. As such, this lease is not recorded on the balance sheet. Lease payments made are recognized on a straight-line basis over the lease term in the income statement.

The following table summarizes information related to the Company's leases (in thousands):

	As of December 31,			
	2025		**2024**	
Assets:				
Operating lease right-of-use assets	$	—	$	787
Liabilities:				
Operating lease liabilities, current	$	—	$	268
Operating lease liabilities, non-current		—		565
Total operating lease liabilities	$	—	$	833

Rent expense for the years ended December 31, 2025 and 2024 is presented on the following table (in thousands):

| | Year Ended December 31, | |
	2025	2024
Operating lease rent expense	$ 74	$ 460

Rent expense for the years ended December 31, 2025 and 2024 under the short-term lease exemption under ASC 842 was $0.1 million and $0, respectively.

Cash paid for leases and included in operating cash flows for the years ended December 31, 2025 and 2024 is presented on the following table (in thousands):

| | Year Ended December 31, | |
	2025	2024
Cash paid included in operating cash flows	$ 99	$ 512

7. License Agreements

Former Bristol Myers Squibb Company License Agreement

On April 9, 2014, the Company entered into a license agreement (as amended, the "BMS License Agreement") with BMS for exclusive rights for certain patents and a non-exclusive license for certain technology and know-how pertaining to FYARRO.

The BMS License Agreement will remain in effect from the effective date of April 9, 2014 until expiration of all milestone and royalty payment obligations under the agreement, unless terminated by either of the parties upon giving advance notice as specified in the BMS License Agreement. Under the terms of the BMS License Agreement, BMS agreed to supply the Company with licensed products of FYARRO necessary for clinical or non-clinical development.

Under the terms of the BMS License Agreement, BMS is entitled to receive royalties on net sales from licensed products under the agreement and any sublicense fees. During the years ended December 31, 2025 and 2024, royalties on net product sales were $0.5 million and $1.9 million, respectively. No payments related to sublicense fees were paid during the years ended December 31, 2025 and 2024.

On August 30, 2021, the Company and BMS entered into Amendment No. 1 (the "Amendment") to the BMS License Agreement related to certain intellectual property rights of BMS pertaining to the compound known as FYARRO. Under the terms of the Amendment, the Company paid BMS $5.8 million representing 50% of the previously outstanding payment obligation under the terms of the BMS License Agreement, following the effective time of the 2021 private investment in public equity financing (the "2021 PIPE Financing"). Pursuant to the terms of the Amendment, the remaining previously outstanding payment obligation of $5.8 million became due on the third anniversary of the effective time of the 2021 PIPE Financing, or August 26, 2024 plus any accrued and unpaid interest due thereon (the "Balloon Payment"). The Balloon Payment accrued interest, beginning August 26, 2021 until paid in full, at a rate equal to 4.00% per annum based on the weighted average amount outstanding during the applicable calendar quarter. which was payable quarterly in arrears. In accordance with the terms of the Amendment, the Company paid the outstanding payment obligation of $5.8 million by the due date.

As part of its purchase of the FYARRO Business, KAKEN acquired the Company's rights and responsibilities under the BMS License Agreement.

8. Stockholders' Equity

Preferred Stock

As of December 31, 2025 and 2024, under the Company's certificate of incorporation, as amended and restated, the Company has 10,000,000 shares of preferred stock, par value $0.0001 per share, in authorized capital with no shares outstanding.

Common Stock and Pre-Funded Warrants

As of December 31, 2025 and 2024, the Company had 300,000,000 shares of authorized common stock with a par value of $0.0001 per share under the Company's certificate of incorporation, as amended and restated. As of December 31, 2025 and 2024, the shares of common stock outstanding were 47,145,719 and 24,680,708, respectively.

In March 2022, the Company entered into a Sales Agreement (the "Sales Agreement") with Cowen and Company LLC ("Cowen"), with respect to an "at the market offering" program pursuant to which the Company may offer and sell, from time to time at its sole discretion, shares of common stock having aggregate gross proceeds of up to $75.0 million through Cowen as its sales agent. The Company will pay Cowen 3.0% of the aggregate gross proceeds from each sale of shares of common stock under the Sales Agreement. As of December 31, 2025, no shares of common stock had been sold pursuant to the Sales Agreement.

On September 22, 2022, the Company entered into a securities purchase agreement (the "Purchase Agreement") for a private investment in public equity financing (the "2022 PIPE Financing") with certain investors (the "2022 PIPE Investors") for the sale by the Company of (i) 3,373,526 shares of the Company's common stock for a price of $12.50 per share and (ii) pre-funded warrants to purchase an aggregate of 2,426,493 shares of the Company's common stock (the "2022 Pre-Funded Warrants") at a purchase price of $12.4999 per 2022 Pre-Funded Warrant. The 2022 PIPE Financing closed on September 26, 2022. Aggregate net proceeds, after deducting certain expenses incurred of $0.3 million related to the issuance of the shares, were $72.2 million.

On September 26, 2022, the Company and the 2022 PIPE Investors entered into a Registration Rights Agreement (the "2022 PIPE Registration Rights Agreement") providing for the registration for resale of the securities sold under the Purchase Agreement, including the shares issuable upon the exercise of the 2022 Pre-Funded Warrants, that are not then registered on an effective registration statement, pursuant to a registration statement filed with the SEC. The 2022 Pre-Funded Warrants meet the criteria to be classified within stockholders' equity. As of December 31, 2025, 2,000,037 of the 2022 Pre-Funded Warrants are still outstanding.

On December 19, 2024, the Company entered into the Subscription Agreement for a private investment in public equity financing (the "2024 PIPE Financing") with certain investors (the "2024 PIPE Investors"), pursuant to which the Company agreed to sell to the 2024 PIPE Investors (i) 21,592,000 shares of the Company's common stock, par value $0.0001 per share, at a purchase price of $2.40 per share, and (ii) pre-funded warrants to purchase an aggregate of 20,076,500 shares of the Company's common stock (the "2024 Pre-Funded Warrants" and together with the 2022 Pre-Funded Warrants, the "Pre-Funded Warrants"), at a purchase price of $2.3999 per 2024 Pre-Funded Warrant, for aggregate net proceeds of $94.4 million, after deducting certain expenses incurred of $5.6 million related to the issuance of shares. The 2024 PIPE Financing was conditioned upon the Company's shareholders approving the 2024 PIPE Financing and closed on March 4, 2025 after such approval was obtained. As of December 31, 2025, all 20,076,500 of the 2024 Pre-Funded Warrants are outstanding.

For each of the 2022 PIPE Financing and 2024 PIPE Financing, the Pre-Funded Warrants are exercisable at an exercise price of $0.0001 per share of the Company's common stock and will be exercisable until exercised in full. The holders of such Pre-Funded Warrants may not exercise a Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% or 9.99%, at the election of the holder, of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise. The holders of such Pre-Funded Warrants may increase or decrease such percentages not in excess of 19.99% by providing at least 61 days' prior notice to the Company.

The Pre-Funded Warrants are indexed to the Company's common stock and meet the conditions for equity classification in accordance with ASC 815-40. As such, the Pre-Funded Warrants are classified as additional paid-in capital within the stockholders' equity on the Company's balance sheets.

Dividends

The holders of common stock are entitled to receive cash dividends, if and when declared by the board of directors of the Company (the "board of directors"). Since the Company's inception, no cash dividends have been declared or paid to the holders of common stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of common stock are entitled to share ratably in the Company's assets.

Voting

The holders of common stock are entitled to one vote at all meetings of stockholders for each share of common stock held by such stockholders as of the record date.

9. Share-Based Compensation

2014 Plan (as amended and restated in February 2017, the "Private Aadi Plan")

In connection with the Merger, the Company assumed the Private Aadi Plan, which was amended and restated in February 2017, and the issued and outstanding stock options under the Private Aadi Plan (the Private Aadi common stock underlying the awards was adjusted for shares of the Company's common stock pursuant to the Merger Agreement). The Private Aadi Plan allowed for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock unit awards and other stock awards. In connection with the closing of the Merger and the adoption of the 2021 Plan (as defined below), no further awards will be issued under the Private Aadi Plan.

The options that are granted from the Private Aadi Plan are exercisable at various dates as determined upon grant and will expire no more than ten years from their date of grant. The Private Aadi Plan stock options generally vest over a four-year term.

2011 Plan and 2017 Plan

In connection with the closing of the Merger, the Company assumed the Aerpio 2011 Equity Incentive Plan (the "2011 Plan") and the Aerpio 2017 Stock Option and Incentive Plan (the "2017 Plan," and together with the 2011 Plan, the "Prior Plans"). No new awards will be granted under the Prior Plans effective as of the closing of the Merger and the adoption of the 2021 Plan (as defined below).

2021 Plan

At the closing of the Merger, the Company adopted the Aadi Bioscience, Inc. 2021 Equity Incentive Plan (the "2021 Plan"), which permits the award of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance grants to employees, members of the board of directors, and outside consultants.

Subject to the adjustment provisions contained in the 2021 Plan and the evergreen provision described below, a total of 2,070,784 shares of common stock were initially reserved for issuance pursuant to the 2021 Plan. In addition, the shares reserved for issuance under the 2021 Plan include any shares of common stock (i) subject to awards of stock options or other awards granted under the Prior Plans that expire or otherwise terminate without having been exercised in full and shares of common stock granted under the Prior Plans that are forfeited or repurchased by the Company, and (ii) any shares of common stock subject to stock options or similar awards granted under the Private Aadi Plan that were assumed in the Reverse Merger (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to this provision is 764,154 shares).

The number of shares available for issuance under the 2021 Plan will include an annual increase, or the evergreen feature, on the first day of each of the Company's fiscal years, beginning with the Company's fiscal year 2022, equal to the least of:

- 2,070,784 shares of common stock;

- a number of shares equal to 4% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year; or

- such number of shares as the board of directors or its designated committee may determine.

On February 28, 2025, the Company's stockholders approved the amendment and restatement of the 2021 Plan to (i) increase the number of shares available for future grant under the 2021 Plan from 2,000,284 shares to 8,300,284 shares and (ii) modify the 2021 Plan's default annual automatic share reserve increase occurring on January 1 of each year to be equal to the least of 8,300,284 shares, 5% of outstanding shares on the last day of the immediately preceding fiscal year, or such number of shares as the board of directors or its designated committee may determine. Upon stockholder approval, such amendment and restatement of the 2021 Plan became effective.

As a result of the evergreen increase, a total of 2,357,286 shares of common stock were added to the 2021 Plan on January 1, 2026 and 987,228 shares of common stock were added to the 2021 Plan on January 1, 2025.

Shares issuable under the 2021 Plan are authorized, but unissued, or reacquired shares of common stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by the combined company due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated).

2023 Inducement Equity Incentive Plan

On September 27, 2023 the Company adopted the 2023 Inducement Equity Incentive Plan (the "Inducement Plan"), pursuant to which the Company may from time to time make equity grants to new employees as a material inducement to their employment. The Company reserved 600,000 shares of common stock for issuance under the Inducement Plan. The only persons eligible to receive awards under the Inducement Plan are individuals who are new employees and satisfy the standards for inducement grants under applicable Nasdaq listing rules.

As of December 31, 2025, 134,810, 15,036, 9,933,498, and 490,000 shares were outstanding under the Private Aadi Plan, 2017 Plan, 2021 Plan, and 2023 Inducement Plan, respectively. As of December 31, 2025, no shares were outstanding under the 2011 Plan.

The following table summarizes the stock option activity during the year ended December 31, 2025:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding shares at December 31, 2024	4,950,016	$ 10.82	7.99	$ 1,818
Granted	4,043,124	1.92		
Exercised	(24,936)	1.06		
Cancelled/Forfeited	(328,844)	6.45		
Expired	(518,706)	15.18		
Outstanding as of December 31, 2025	8,120,654	$ 6.31	8.19	$ 2,642
Options exercisable as of December 31, 2025	3,342,667	$ 11.79	6.88	$ 496
Vested and expected to vest as of December 31, 2025	8,120,654	$ 6.31	8.19	$ 2,642

As of December 31, 2025, there was $7.6 million of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 1.3 years.

The total intrinsic value of the options exercised during the year ended December 31, 2025 was $43,600. No options were exercised during the year ended December 31, 2024.

As of December 31, 2025, 2,520,585 shares were reserved for issuance for new awards under the 2021 Plan. As of December 31, 2025, 110,000 shares were reserved for issuance for new awards under the 2023 Inducement Plan.

Restricted Stock Units

Restricted stock consists of restricted stock unit awards (RSUs) which have been granted to employees. The value of an RSU award is based on the Company's stock price on the date of grant. Employee grants vest over four years. Forfeitures of RSUs are recognized as they occur. The shares underlying the RSU awards are not issued until the RSUs vest. Upon vesting, each RSU converts into one share of the Company's common stock. The total fair value of RSUs that vested was $0.6 million and $0.1 million for 2025 and 2024, respectively.

Activity with respect to the Company's restricted stock units during the year ended December 31, 2025 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Nonvested shares at December 31, 2024	256,490	$	1.92
Granted	2,622,581		1.69
Vested/Issued	(387,925)		1.60
Forfeited	(38,456)		1.92
Nonvested shares at December 31, 2025	2,452,690	$	1.73

As of December 31, 2025, there was $1.3 million of unrecognized compensation cost related to restricted stock units, which is expected to be recognized over a weighted average period of 0.5 years.

Compensation Expense Summary

The Company recognized the following compensation cost related to employee and non-employee share-based compensation activity for the periods presented (in thousands):

	Year Ended December 31,			
	2025		2024	
Selling, general and administrative	$	6,524	$	6,782
Research and development		3,349		4,057
Total	$	9,873	$	10,839

The Company uses the Black-Scholes option pricing model to determine the estimated fair value for share-based option awards. Option pricing and models require the input of various assumptions, including the option's expected life, expected dividend yield, price volatility and risk-free interest rate of the underlying stock. Forfeitures are recognized and accounted for as they occur.

The calculation was based on the following assumptions:

	Year Ended December 31,	
	2025	2024
Weighted average grant date fair value (per share)	$ 1.42	$ 1.41
Risk-free interest rate	3.77% - 4.19%	4.13% - 4.47%
Expected volatility	82.81% - 89.48%	88.29% - 91.46%
Expected term (in years)	5.5 - 6.1	5.0 - 6.1
Expected dividend yield	—	—

The Company determines the assumptions used in the option pricing model in the following manner:

Risk-Free Interest Rate – For the determination of the risk-free interest rates, the Company utilizes the U.S. Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption.

Expected Volatility – The Company based its estimate of expected volatility on a weighted average using the Company's limited historical stock price volatility data, supplemented with the estimated and expected volatilities of a guideline group of publicly traded companies. For these analyses, the Company selected companies with comparable characteristics including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the share-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of its share-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected Dividend – The expected dividend yield is assumed to be zero because the Company has never paid dividends and does not have current plans to pay any dividends on its common stock.

Expected Term – The Company estimates the expected term of its stock options granted to employees and non-employee directors using the simplified method, whereby, the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method since it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

10. Employee Stock Purchase Plan

On August 17, 2021, a special meeting of the Company's stockholders was held to approve the Merger and related matters, at which the Company's stockholders considered and approved the Company's 2021 ESPP which permits participants to contribute up to 15% of their eligible compensation during defined rolling six-month offering periods to purchase the Company's common stock. The purchase price of the shares will be 85% of the lower of the fair market value of the Company's common stock on the first day of trading of the offering period or on the applicable purchase date. Upon approval of the 2021 ESPP by the stockholders, Aerpio's Amended and Restated 2017 Employee Stock Purchase Plan terminated.

An aggregate of 519,563 shares of common stock was initially reserved for issuance under the 2021 ESPP. The number of shares of common stock available for issuance under the 2021 ESPP is increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of:

- 310,617 shares of common stock;

- one percent (1%) of the outstanding shares of all classes of common stock on the last day of the immediately preceding fiscal year; or

- an amount to be determined by the board of directors or its designated committee no later than the last day of the immediately preceding fiscal year.

As a result of the increase, a total of 310,617 shares of common stock were added to the 2021 ESPP on January 1, 2026. On January 1, 2025, 246,807 shares of common stock were added to the 2021 ESPP. Shares of common stock issuable under the 2021 ESPP will be authorized, but unissued, or reacquired shares of common stock. If the Company's capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the 2021 ESPP will be appropriately adjusted. The Company opened enrollment into the ESPP in May 2022.

The Company uses the Black-Scholes model to determine the estimated fair value for purchases under the 2021 ESPP. Black-Scholes models require the input of various assumptions, including the expected life, expected dividend yield, price volatility and risk-free interest rate of the underlying stock. The expected volatility used in calculating the estimated fair value for purchases under the 2021 ESPP is based on the historical volatility of the Company's common stock.

The calculation was based on the following assumptions:

| | Year Ended December 31, | |
	2025	2024
Strike price (per share)	$1.44 - $1.82	$1.56 - $4.00
Risk-free interest rate	3.80% - 4.29%	5.40% - 5.41%
Expected volatility	80.01% - 88.23%	60.99% - 139.99%
Expected term (in years)	0.5	0.5
Expected dividend yield	—	—

As of December 31, 2025 and 2024, 1,023,856 and 810,743 shares of common stock were available for issuance under the 2021 ESPP, respectively. The Company had an outstanding liability of $24,000 and $37,000 at December 31, 2025 and 2024, respectively, which will be recognized over six months. During the years ended December 31, 2025 and 2024, 33,694 and 93,945 shares were issued under the 2021 ESPP, respectively.

11. Employee Retirement Plan

The Company maintains a 401(k) plan (the "401k Plan") created in 2015 for the benefit of its employees. All employees who have attained the age of 21 are eligible to participate in the 401k Plan as of the first entry date, as defined by the 401k

Plan document, following the employment date. Each employee can contribute a percentage of compensation up to a maximum of the statutory limits per year. Company contributions are discretionary. Contributions of $0.4 million and $0.6 million were made during the years ended December 31, 2025 and 2024.

12. Income Taxes

The Company recorded no income tax expense or benefit for the years ended December 31, 2025 and 2024 due to the Company's net and comprehensive losses and increases in its deferred tax asset valuation allowance. The Company's operations are solely related to domestic operations for the years ended December 31, 2025 and 2024. Additionally, the Company did not pay any material federal or state cash income taxes or have cash income tax refunded for the year ended December 31, 2025.

A reconciliation of the statutory federal income tax with the provision for income taxes are as follows (after the adoption of ASU 2023-09) (amounts in thousands):

| | Year Ended December 31, 2025 | |
	Amount	%
Income taxes (benefit) at statutory federal rate	$ (4,325)	21.0%
State and local income taxes, net of federal income tax effect (1)	2,205	(10.7)
Tax credits		
Research and development credits	(1,465)	7.1
Changes in valuation allowance	(68,054)	330.4
Nontaxable or nondeductible items		
Stock based compensation	925	(4.5)
Officers compensation	1,151	(5.6)
Transaction costs	912	(4.4)
Other	(6)	0.1
Changes in unrecognized tax benefits	(4,435)	21.5
Other Adjustments		
Impact of FYARRO divestiture	73,092	(354.9)
Provision (benefit) for income taxes	$ —	—%

(1) The state that contributed to the majority (greater than 50%) of the tax effect in this category was California for the year ending December 31, 2025.

A reconciliation of the statutory federal income tax with the provision for income taxes are as follows (prior to the adoption of ASU 2023-09):

	Year Ended December 31, 2024
Federal tax at statutory rate	21.0%
State income tax, net of federal benefit	2.7
Other permanent items	(2.2)
Change in tax rate	0.2
Investment in subsidiary	53.6
Officers compensation	(2.1)
Research credit	4.9
Change in valuation allowance	(78.1)
Effective tax rate	—%

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 26,496	$ 49,184
Research and development tax credits	1,109	11,796
Section 174 capitalized research expense	3,340	20,061
Capitalized license payments	10,542	1,746
Investment in subsidiary	—	34,112
Other	3,207	5,389
Total deferred tax assets	44,694	122,288
Valuation allowance	(44,579)	(121,898)
Total gross deferred tax assets, net of valuation allowance	115	390
Deferred tax liabilities:		
Other	(115)	(390)
Total gross deferred tax liabilities	(115)	(390)
Net deferred tax assets (liabilities)	$ —	$ —

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized in future periods.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income and has determined it is more likely than not that the assets will not be realized. As a result, the Company has concluded that a full valuation allowance against its deferred tax asset is necessary at this time.

As of December 31, 2025, the Company has federal and state net operating loss ("NOL") carryforwards of $118.9 million and $22.2 million, respectively. Of the amount of federal and state NOL carryforwards, $78.3 million and $0.9 million, respectively, can be carried forward indefinitely. The remaining federal and state NOL carryforwards begin to expire in 2030 and 2037, respectively, unless previously utilized. The Company also has federal and state research credit carryforwards of approximately $1.2 million and $0.2 million, respectively, as of December 31, 2025. The federal and New Jersey research credit carryforwards will begin to expire in 2045 and 2032, respectively, unless previously utilized. The California research and development ("R&D") credit will carry forward indefinitely. The decrease in the valuation allowance is $77.3 million and the increase in valuation allowance is $49.8 million for the years ended December 31, 2025 and 2024, respectively.

Pursuant to Section 382 and 383 of the Internal Revenue Code ("IRC"), utilization of the Company's NOL carryforwards and R&D credits may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations may result in the expiration of NOL carryforwards and R&D credits prior to utilization. The Company has completed an IRC section 382 analysis through December 31, 2024 and has identified ownership changes occurred on August 26, 2021 and February 28, 2017. These ownership changes will impose annual limits on the amounts of NOLs and R&D credits available at the ownership change dates, however assuming the Company does not experience future ownership changes and there is adequate taxable income to absorb the existing NOLs and R&D credits, none of these existing tax attributes are projected to expire before utilization. Future ownership changes occurring subsequent to December 31, 2024 may cause NOL and R&D credit carryforwards to expire unused and, if so, such tax attributes will be removed from the deferred tax asset table above.

On July 4, 2025, the U.S. President signed into law H.R.1, the legislation commonly known as the One Big Beautiful Bill Act (OBBBA). This legislation extended, modified, or made permanent many of the tax provisions which were initially enacted as part of the Tax Cuts and Jobs Act (TCJA) of 2017. The OBBBA contains a number of tax provisions including, but not limited to, immediate expensing of domestic research and experimental expenditures, modifications to the limitation on business interest, bonus depreciation modifications, as well as international tax provision modifications. These tax provisions apply to either tax years beginning after December 31, 2024 or December 31, 2025. The Company has reflected the effect of OBBBA within the provision for income taxes and the deferred taxes as of December 31, 2025.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination by tax authorities.

The following table summarizes the changes to the Company's gross unrecognized tax benefits for the years ended December 31, 2025 and 2024 (in thousands):

	As of December 31,	
	2025	2024
Balance at the beginning of year	$ 5,371	$ 4,597
Increase related to prior year positions	—	71
Increase related to current year positions	290	703
Other decrease related to impact of FYARRO divestiture	(5,454)	
Balance at the end of year	$ 207	$ 5,371

Due to the existence of the valuation allowance, future recognition of previously unrecognized tax benefits will not impact the Company's effective tax rate. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company is subject to taxation in the United States federal and certain state jurisdictions. The Company's tax years from inception are subject to examination by the United States federal and state authorities due to the carryforward of unutilized NOLs and R&D credits. The Company does not anticipate the unrecognized tax benefits to change materially within the next twelve months.

The Company had no accrued interest and no penalties related to income tax matters in the Company's balance sheet as of December 31, 2025 and has not recognized interest or penalties in the Company's statement of operations and loss for the year ended December 31, 2025. Further, the Company is not currently under examination by any federal, state or local tax authority.

13. Commitments and Contingencies

Litigation

From time to time, the Company could be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Regardless of the outcome, legal proceedings can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. As of December 31, 2025, the Company was not a party to any material legal proceedings and is not aware of any other proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

Purchase Commitments

The Company has ongoing contracts with vendors for clinical trials and contract manufacturing. These contracts are generally cancellable, with notice, at the Company's option. The Company recorded accrued expenses of $8.6 million and $3.6 million for expenditures incurred by clinical, research and development, and contract manufacturing vendors as of December 31, 2025 and 2024, respectively.

Mirati Collaboration

In October 2022, the Company entered into a collaboration and supply agreement with Mirati Therapeutics, Inc. ("Mirati") to evaluate the combination of Mirati's adagrasib, a KRASG12C selective inhibitor, and FYARRO in KRASG12C mutant non-small cell lung cancer (NSCLC) and other solid tumors. In May 2024, the Company announced the mutually agreed upon termination of the collaboration and supply agreement with Mirati and the discontinuation of the Phase 1/2 study. Under the terms of the agreement, Mirati was responsible for sponsoring and operating the Phase 1/2 study and the Company supplied study drug and jointly shared the cost of the study, which continued during the winding down process that has now completed.

For the year ended December 31, 2025, the Company did not incur expense related to the Mirati collaboration. For the year ended December 31, 2024, the Company incurred $1.1 million in expenses related to the Mirati collaboration.

WuXi Biologics License Agreement

On December 19, 2024, the Company entered into an Intellectual Property License Agreement (the "License Agreement") with WuXi Biologics (Shanghai FX) Co., Ltd. ("WuXi Biologics") for exclusive rights to certain patents and know-how pertaining to WuXi Biologics' preclinical antibody drug conjugate programs leveraging Hangzhou DAC Biotechnology Co., Ltd.'s ("Hangzhou DAC") linker-payload technology targeting each of the ADC Therapies. Under the License Agreement, the Company paid WuXi Biologics a non-refundable, partial upfront payment of $6.0 million on December 20, 2024. An additional non-refundable, upfront payment of $38.0 million was due within one-hundred twenty (120) days after the effective date of the License Agreement for the rights and licenses granted to the Company by WuXi Biologics and was paid on April 16, 2025. During the year ended December 31, 2025, the Company recognized $5.0 million of development milestone-related expense.

In accordance with the License Agreement, WuXi Biologics is eligible to receive from the Company (a) up to an aggregate of $265.0 million upon the achievement of certain development milestones, and (b) up to an aggregate of $540.0 million upon the achievement of certain commercial milestones, across all ADC Therapies. WuXi Biologics is also entitled to running royalties ranging from low-single-digit to upper-single-digit percentages of annual net sales of licensed products in the territory on a product-by-product and region-by-region basis from the first commercial sale of the applicable licensed product in a particular region until the date which is the later of (i) expiration of the last to expire valid claim of a license patent in such region covering the sale of such licensed product in such region or (ii) ten years after the first commercial sale of such licensed product in such region.

Each party may terminate the License Agreement in its entirety, or on a program-by-program basis, as applicable, if the other party remains in material breach of the License Agreement following a cure period to remedy the material breach or if the other party is declared insolvent or in similar financial distress. In addition, WuXi Biologics may terminate the License Agreement on a program-by-program basis if the Company does not meet certain development due diligence milestones. The Company may terminate the License Agreement in its entirety, or on a program-by-program basis, as applicable, with or without cause.

14. Restructuring

On August 21, 2024, the Company announced a restructuring plan to reduce the Company's workforce by approximately 32% in response to the Company's announcement on August 20, 2024 that it planned to halt the registration-intended PRECISION1 trial of nab-sirolimus in patients with solid tumors harboring *TSC1* or *TSC2* inactivating alterations. The Company recorded a total restructuring charge of $2.6 million, which consists of one-time termination benefits such as severance costs and related benefits. For the year ended December 31, 2025, the Company made cash payments related to the restructuring of $1.3 million. As of December 31, 2025, the $0.2 million of one-time termination benefits remain payable and are recorded within the accrued liabilities and other liabilities line items on the Company's balance sheet. Restructuring payments commenced in September 2024 and will extend through March 2026.

15. Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has identified its Chief Executive Officer as the chief operating decision maker and the Company views its operations and manages its business in one operating segment, applying advanced technologies to established tumor biology that are intended to efficiently deliver improved cancer treatments. The CODM assesses performance for the Company's single operating segment and decides how to allocate resources based on research and development expenses incurred and on net (loss) income as reported on the statement of operations and comprehensive (loss) income. The measure of segment assets is reported on the balance sheet as total assets. Further, segment depreciation expense and segment asset additions are consistent with amounts reported within the statement of cash flows given the Company's operations are aggregated within a single reportable segment. The Company's revenues relate to sales of FYARRO, which was divested as of March 25, 2025. Refer to Note 2 for further information. All the assets and operations of the Company's sole operating and reportable segment are located in the United States.

Significant segment expenses which are regularly reported to the CODM for purposes of making decisions regarding the allocation of resources are included within the table below and are reconciled to net loss (in thousands):

| | Year Ended December 31, | |
	2025	2024
Total Revenue	$ 7,145	$ 25,983
Less:		
ADC assets - research and development expenses	59,092	6,000
ADC assets - contract manufacturing expenses	26,703	—
FYARRO - research and development expenses	5,168	34,338
FYARRO - contract manufacturing expenses	—	10,692
FYARRO - commercial and marketing expenses	294	2,130
Finance and accounting expenses (1)	9,349	11,758
Legal expenses	5,815	7,437
Other segment items (2)	(78,680)	17,319
Net loss	$ (20,596)	$ (63,691)

(1) Finance and accounting expenses primarily include shared-based compensation, insurance, salaries and wages, and other outside consulting services.

(2) Other segment items primarily include other SGA departmental expenses, cost of sales, interest expense, other income, foreign exchange loss, and gain on sale of business.

16. Divestiture of FYARRO

On December 19, 2024, the Company entered into the Divestiture Agreement with KAKEN, KAKEN PHARMACEUTICAL CO., LTD, and Aadi Subsidiary for the sale to KAKEN of 100% of the outstanding shares of capital stock of Aadi Subsidiary and thereby all of the Company's assets related to the FYARRO Business. Per the terms and subject to the conditions of the Divestiture Agreement, KAKEN paid to the Company a cash payment of $102.4 million (following applicable purchase price adjustments under the Divestiture Agreement) at the closing of the FYARRO Divestiture on March 25, 2025.

The Company recorded a net gain on the sale of the divestiture of $87.3 million at the closing of the FYARRO Divestiture which has been recorded on the unaudited statement of operations and comprehensive (loss) income. The $87.3 million gain represents the aggregate consideration of $102.4 million, less the assets and liabilities transferred, which are listed below (in thousands):

	March 25, 2025
Assets	
Current assets:	
Cash and cash equivalents	$ (1,000)
Accounts receivable, net	(6,903)
Inventory	(5,141)
Prepaid expenses and other current assets	(866)
Total current assets	(13,910)
Property and equipment, net	(6,836)
Operating lease right-of-use assets	(707)
Other assets	(64)
Total assets	$ (21,517)
Current liabilities:	
Accounts payable	$ (852)
Accrued liabilities	(4,844)
Operating lease liabilities, current portion	(201)
Total current liabilities	(5,897)
Operating lease liabilities, net of current portion	(536)
Total liabilities	(6,433)
Net assets disposed of	$ (15,084)

The Company evaluated various qualitative and quantitative factors related to the disposition of the FYARRO Business and determined the transaction did not meet the criteria for discontinued operations under ASC 205-20, and therefore no reclassification has been made to prior period statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Company's reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and President, and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Annual Report for the year ended December 31, 2025, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and President, and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and President, and Chief Financial Officer has concluded based upon the evaluation described above that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Under the supervision of and with the participation of our principal executive and financial officer, our management conducted an evaluation of the effectiveness, as of December 31, 2025, of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act during the fourth quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The other information required by this item is omitted from this Annual Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders (the "Definitive Proxy Statement").

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on our website, which is located at www.whitehawktx.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website, or in a current report on Form 8-K as may be required by law.

Item 11. Executive Compensation

The information required by this Item 11 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements.

The financial statements required by this item are submitted in a separate section beginning on page 131 of this Annual Report.

(a)(2) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(a)(3) Exhibits.

The exhibits filed as part of this Annual Report are set forth on the Exhibit Index immediately preceding the signature page of this Annual Report. The Exhibit Index is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated May 16, 2021, by and among the registrant, Aadi Bioscience, Inc. and Aspen Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on May 17, 2021).
2.2	Stock Purchase Agreement, dated December 19, 2024, among Aadi Bioscience, Inc., KAKEN INVESTMENTS INC., KAKEN PHARMACEUTICAL CO., LTD., and Aadi Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on December 20, 2024).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on March 18, 2025).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on March 18, 2025).
4.1	Description of Registrant's Capital Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).
4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on September 22, 2022).
4.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on December 20, 2024).
10.1	Form of Securities Purchase Agreement, dated September 22, 2022, by and among the Company and the Purchasers (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on September 22, 2022).
10.2	Form of Registration Rights Agreement, dated September 22, 2022, by and among the Company and the Purchasers (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on September 22, 2022).
10.3	Registration Rights Agreement dated August 26, 2021, by and between Aadi Bioscience, Inc. (formerly known as Aerpio Pharmaceuticals, Inc.) and certain purchasers listed therein (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).
10.4#	Executive Employment Agreement, dated October 28, 2021, by and between Aadi Bioscience, Inc. and Scott Giacobello (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 17, 2022).
10.5#	Whitehawk Therapeutics, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).

10.6# Form of Stock Option Agreement under the Whitehawk Therapeutics, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).

10.7# Whitehawk Therapeutics, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).

10.8# Aadi Bioscience, Inc. Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

10.9# Form of Stock Option Agreement under the Aadi Bioscience, Inc. Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

10.10# Form of Indemnification Agreement between Aadi Bioscience, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

10.11# Senior Cash Incentive Bonus Plan. (incorporated by reference to Exhibit 10.15 in the Registrant's Annual Report on Form 10-K (File No. 000-53057) filed with the SEC on March 15, 2017).

10.12 Sales Agreement, dated as of March 17, 2022, by and between Aadi Bioscience, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on March 17, 2022).

10.13 Amendment No. 1 to Sales Agreement by and between the Company and TD Securities (USA) LLC (as successor to Cowen and Company, LLC) dated April 25, 2025 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-38560) filed with the SEC on May 8, 2025).

10.14# Form of Restricted Stock Unit Award Agreement under the Whitehawk Therapeutics, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).

10.15# Executive Employment Agreement, dated September 29, 2023, by and between David J. Lennon and Aadi Bioscience, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K with the SEC on October 2, 2023).

10.16# Whitehawk Therapeutics, Inc. 2023 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).

10.17# Form of Whitehawk Therapeutics, Inc. 2023 Inducement Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).

10.18*# Amended and Restated Outside Director Compensation Plan.

10.19# Executive Employment Agreement, dated July 22, 2022, by and between Bryan E. Ball and Aadi Bioscience, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-38560) filed with the SEC on August 7, 2024).

10.20# Form of Retention Bonus Letters with executive officers (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on September 19, 2024).

10.21# Transition Agreement and Release by and between Neil Desai and Aadi Bioscience, Inc., dated October 16, 2024 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-38560) filed with the SEC on November 6, 2024).

10.22# Transition Agreement and Release by and between Loretta Itri and Aadi Bioscience, Inc., dated September 16, 2024 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-38560) filed with the SEC on November 6, 2024).

10.23 Form of Voting and Support Agreement, dated as of December 19, 2024, among KAKEN INVESTMENTS INC., Aadi Bioscience, Inc. and the stockholder of Aadi Bioscience, Inc. party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on December 20, 2024).

10.24	Subscription Agreement, dated December 19, 2024, and each purchaser identified on Exhibit A thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on December 20, 2024).
10.25	Registration Rights Agreement, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-38560) filed with the SEC on March 4, 2025).
10.26+	Intellectual Property License Agreement between Aadi Bioscience, Inc. and WuXi Biologics (Shanghai FX) Co., Ltd., dated December 19, 2024 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).
10.27	Amendment #1 to Intellectual Property License Agreement, dated April 7, 2025, between the Registrant and WuXi Biologics (Shanghai FX) Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-38560) filed with the SEC on May 8, 2025).
10.28#	Executive Employment Agreement, dated February 18, 2025, by and between David Dornan, PhD and Aadi Bioscience, Inc. (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).
10.29*#	Executive Employment Agreement, dated October 30, 2025, by and between Margaret Dugan, M.D. and Whitehawk Therapeutics, Inc.
19.1	Whitehawk Therapeutics, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).
21.1	List of Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 28, 2025).
23.1*	Consent of BDO USA, P.C.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Aadi Bioscience, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K (File No. 001-38560) filed with the SEC on March 13, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibits 101

* Filed herewith.

** Indicates the exhibit is being furnished, not filed, with this report

# Indicates a management contract or any compensatory plan, contract or arrangement.

+ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K

Item 16. Form of 10-K Summary

We may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

WHITEHAWK THERAPEUTICS, INC.

Date: March 12, 2026

By: _____/s/ David J. Lennon_____

David J. Lennon, Ph.D.
Chief Executive Officer and President
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David J. Lennon, Ph.D., Scott Giacobello and Stephen Rodin, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David J. Lennon **David J. Lennon, Ph.D.**	Chief Executive Officer and President and Director (Principal Executive Officer)	March 12, 2026
/s/ Scott Giacobello **Scott Giacobello**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2026
/s/ Caley Castelein **Caley Castelein, M.D.**	Chairman	March 12, 2026
/s/ Behzad Aghazadeh **Behzad Aghazadeh, Ph.D.**	Director	March 12, 2026
/s/ Anupam Dalal **Anupam Dalal, M.D.**	Director	March 12, 2026
/s/ Neil Desai **Neil Desai, Ph.D.**	Director	March 12, 2026
/s/ Mohammad Hirmand **Mohammad Hirmand, M.D.**	Director	March 12, 2026
/s/ Richard Maroun **Richard Maroun, J.D.**	Director	March 12, 2026
/s/ Emma Reeve **Emma Reeve**	Director	March 12, 2026
/s/ Baiteng Zhao, Ph.D. **Baiteng Zhao, Ph.D.**	Director	March 12, 2026

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